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09045579

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Svenska Cellulosa Aktiebolaget

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAR 26 2009 THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 00763 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/12/09

SCA Annual Report
2008

SCA

RECEIVED
2009 MAR 12 P 2:11

AR/S
12-31-08 082-00763

Svenska Cellulosa
Aktiebolaget


TORK
SCA
NEW
IDEAL FOR COLD
TENA
for Men
Improved Fixation™
Level 1
Odour Control™
12
Saba
110
toallas
Libero
baby
wash
vauvan pesu
200ml



Personal Care

The business area comprises three product segments: incontinence care, baby diapers and feminine care. Production is conducted at 22 facilities in 19 countries. Products are sold in some 90 countries throughout the world.

Tissue

Tissue consists of toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. In the AFH segment SCA delivers complete hygiene concept to companies and institutions. Production is conducted at 38 facilities in 18 countries. Products are sold in some 80 countries throughout the world.

Packaging

SCA is a full-service supplier of packaging solutions and offers both transport and consumer packaging. Production is conducted at more than 200 facilities in 28 countries. Products are sold in some 50 countries in Europe and Asia.

Forest Products

Production comprises publication papers, pulp and solid-wood products, and is conducted at 12 facilities in 3 countries. Products are mainly sold in Europe, but also North America and Japan.



Capital employed

10 %
35 %
25 %
30 %



Operating cash flow

32 %
31 %
16 %
21 %



Average number of employees

15 %
33 %
44 %
8 %



SCA's sales per region

- Europe, 78%
- Americas, 13%
- Rest of the world, 9%



SCA at a glance

SCA creates value by fulfilling the needs of customers and consumers in a spirit of innovation, through continuous efficiency enhancements and with a clear desire to contribute to a sustainable development. The Group develops, produces and markets personal care products, tissue, packaging, publication papers and solid-wood products in more than 90 countries.

During 2008 SCA had annual sales of SEK 110bn (approximately EUR 11.5bn) and 52,000 employees.



Group's largest markets


SEKm
Germany
UK
France
US
Italy
Sweden
Netherlands
Spain
0
4,000
8,000
12,000
16,000

	Net sales	Operating profit
Personal Care	21%	32%
Tissue	34%	26%
Packaging	30%	17%
Forest Products	15%	25%





The year at a glance

Net sales amounted to SEK 110,449m (105,913).
Profit for the year totalled SEK 5,598m (7,161).
Earnings per share amounted to SEK 7.94 (10.16).
Proposed dividend is SEK 3.50 (4.40) per share.

Earnings, dividend and cash flow per share


SEK 12
10
8
6
4
2
0
6 SEK
5
4
3
2
1
0
2004
2005
2006
2007
2008
Earnings
Operating cash flow
Dividend

Net sales and operating margin


SEKm
100,000
80,000
60,000
40,000
20,000
0
12 %
10
8
6
4
2
0
2004
2005
2006
2007
2008
Net sales
Operating margin

Key figures

	2008		2007		2006	
	SEK	EUR[1]	SEK	EUR[1]	SEK	EUR[1]
Net sales, SEKm/EURm	110,449	11,532	105,913	11,456,	101,439	10,972,
Operating profit	8,554	893	10,147	1,098	8,505	920
Operating margin, %	8		10		8	
Profit before tax, SEKm/EURm	6,237	653	8,237	891	6,833	739
Profit for the year, SEKm/EURm	5,598	584	7,161	775	5,467	591
Profit for the year, SEKm [2]	5,598		6,908		5,467	
Earnings per share, SEK	7:94		10:16		7:75	
Earnings per share, SEK [2]	7:94		9:80		7:75	
Cash flow from current operations per share, SEK	5:42		6:42		3:95	
Dividend, SEK [3]	3:50,[3]		4:40		4:00	
Strategic investments, incl. acquisitions, SEKm/EURm	–4,873	–509	–5,887	–637	–1,258	–136
Equity, SEKm/EURm	67,252	6,147	64,279	6,792	58,963	6,518
Return on capital employed, %	8		11		9	
Return on equity, %	9		12		9	
Debt/equity ratio, multiple	0,70		0,58		0,62	
Average number of employees	51,999		50,433		51,022	

[1] See pages 36 to 40 for exchange rates.
[2] Excluding items affecting comparability.
[3] Proposed dividend.

Contents

Welcome to the new www.sca.com!

Expanded and improved – an entire world of important information about SCA… just a click away.

SCA's aim is to continuously develop www.sca.com, making it the foremost source of information and news for all of SCA's stakeholders. On the website, all important information concerning the Group and operations shall be readily available to everyone.

There will be some changes on our website this year, and a number of these take place in conjunction with the publication of the Group's Annual Report for 2008. The content in the printed version of the Annual Report, which has become increasingly comprehensive in recent years, has been concentrated and the report now has fewer pages. Meanwhile, the website is being expanded to include a range of new functions that enable the visitor to quickly and easily find relevant information. By utilising all the possibilities of the Internet, encompassing text and images combined with enhanced interactivity and rapid updates, it is SCA's ambition for an increasing number of its stakeholders to derive benefit from www.sca.com

Look out for news during the year.

The following symbol in the annual report refers to further information at www.sca.com

www.sca.com – essentials to get to know the world of SCA


essentials
for everyday life
HOME ABOUT SCA PRODUCTS PRESS INVESTORS CAREER SUSTAINABILITY COUNTRIES
2008
1
SCA set up companies in the Middle East
2
3

1 The year's most significant events in an interactive time axis

2 More in-depth information concerning relevant data and links to these

3 Quarterly updates during the year


essentials
for everyday life
HOME ABOUT SCA PRODUCTS PRESS INVESTORS CAREER SUSTAINABILITY COUNTRIES
Balance sheet
1
2
3

1 Graphic historical overview per item directly in the table

2 Notes to separate items are displayed adjacent to the table

3 More detailed financial information

Strength and stability in difficult times



"Our objective is to strengthen our cash flow by a couple of billion SEK in the next two years."

In 2008, conditions changed dramatically for many companies in the wake of the global finance crisis and the weaker economy, and this was also true for SCA. While some of our segments more sensitive to economic fluctuations, such as packaging and forest products, experienced a weakening trend, we saw proof of strength in our hygiene products business in the face of increasingly difficult times.

We can look back at a year that included a number of admirable achievements. We continued to expand our sales of hygiene products in prioritised emerging markets by 16% and thus continued to strengthen our positions. Our tissue business improved its operating profit by a full 38%. Behind this lies the successful integration of our 2007 European tissue acquisition and other efforts to enhance profitability. Growth for Personal Care products totalled 6%, in which our primary segment, incontinence care with the world-leading brand Tena, expanded by 7% during the year.

It was mainly our packaging business that reported a significant drop in earnings. Producer inventory levels of containerboard were already high at the beginning of the year. The decline in the demand scenario for corrugated board accelerated and, in the fourth quarter, several industrial segments deteriorated sharply. These factors have entailed an ever-growing pressure on prices. SCA has taken a range of measures, one of which was to reduce containerboard production by 149,000 tonnes. During the year, parts of the UK packaging operations were divested to focus on higher value-added products.

Within the forest products business area, sawmill operations declined significantly compared with the record earnings in the preceding year. Demand for publication papers was stable. Rising costs for raw material and energy had an adverse impact on earnings.

However, turbulent times can also create new business opportunities. In such an industry environment, SCA's fundamentally strong ability to work under pressure provides a stable platform for the strategic short and medium-term initiatives we are now taking to emerge from the recession as a stronger company.

Due to the unusually large degree of uncertainty in future assessments, our focus in the next two years will be on costs, cash flow and capital efficiency, while we will continue with crucial consumer and customer-oriented innovation.

1. Costs and cash flow

In 2008, we focused on reducing operating capital through a review of inventory, payment days, and so forth. Our efforts have already generated results. We will reduce the 2009 level for capital expenditure compared with 2008 by postponing a number of large investments. We are prepared to implement restructuring measures to optimise the bulk of our assets and to reconsider our market positions in certain markets and product categories. We are concentrating our growth efforts to areas with the best conditions for profitability. Our objective is to strengthen our cash flow by a couple of billion SEK in the next two years.

2. Capital efficiency

As part of our capital-intensive operations, we are conducting ongoing programmes and supplementing these with new programmes. Packaging's Lean Production programme is to be rapidly expanded to an increasing number of facilities, which decisively enhances productivity and profitability. The programme also reinforces our competitiveness by providing a clearer customer-oriented approach.

Within Forest Products, which has long reported world-class productivity figures, 84 different improvement projects are currently under way. These projects will reduce tied-up capital. The integration of facilities that were part of the Group's 2007 acquisition is currently taking place within the European tissue business and this will enable continued streamlining.

3. Consumer and customer-oriented innovation

Innovation is a priority area for SCA. In recent years, the Group has made significant investments in increased consumer insight, product research and development, and design capacity. This is the driving force for much of our business and has given us leading positions in several product categories, such as incontinence care with the Tena brand and AFH with the Tork brand. For the latter of these brands the company has recently launched an entirely new design line. For the packaging business, product development and design are central elements in the customer offering. Innovation and product renewal will be one of our key competitive advantages.

The three focus areas are supported by clearly-defined objectives that prioritise return on capital employed. The Group's average and annual target for a business cycle is 13%.

While the demanding challenges facing our business environment comprise the impetus behind our efforts in 2009, our most critical motives lie in the future.

SCA has a number of highly attractive strengths, ranging from our stable ownership to forest holdings, where we have an integrated, highly efficient value chain that optimally utilises our own forests and generates favourable results. In addition, SCA has a prominent sustainability profile and most of our business areas hold leading market positions. Europe accounts for 80% of sales and 85% of operating profit and is thus not only our obvious home market, but also a strength factor. This is particularly true in terms of our hygiene operations.

SCA is currently one of the world's three leading hygiene products companies. The Group's share of sales of hygiene products has gradually increased to 55%. This is a position shift that we must continue to pursue. The hygiene business offers us higher and more stable earnings and a more reliable value trend for our shareholders.

This work will be characterised by two main themes: strengthening SCA's positions in the European home market and making further investments in selected growth markets such areas as Eastern Europe and Russia, and certain markets in Latin America, Southeast Asia and the Middle East. Our brand portfolio will be a key factor.

We intend to continue making investments in local production, product development and marketing in these countries. Our focus is to increase the proportion of markets in which we hold not less than a 20% market share. This provides critical mass for sustainable competitiveness.

In summary, I would like to emphasise that SCA has an extraordinary opportunity to utilise its fundamental strength and stability in a year such as 2009, which will be a test for all involved. It is hardly possible to speculate about future business trends at this point. However, it is worth once again highlighting the fact that SCA has a significant portion of its production focused on products that are required and used everyday. We know that sooner or later the industrial climate will turn around and customer demand will increase. When this happens, we will be prepared with more innovative products, familiar and attractive brands, and talented and skilled employees dedicated to creating continued value for our consumers, customers, shareholders and employees.



Jan Johansson
President and CEO

The SCA share in 2008

The 2008 closing price on the Nasdaq OMX Stockholm for SCA's B shares was SEK 66.75 (114.50), corresponding to a market capitalisation of SEK 47bn (81). SCA's market capitalisation corresponds to approximately 2% (2) of the total market capitalisation on the Nasdaq OMX Stockholm. Since the beginning of 2008, the share price has declined by 42%. During the same period, the Nasdaq OMX Stockholm fell by 39%. The highest closing price for SCA's B shares during the year was SEK 116.75, which was noted on 7 April. The lowest price was SEK 51.50 on 28 October. The proposed dividend is SEK 3.50 per share (see below). Viewed over a five-year period, the SCA share has demonstrated stronger performance than comparable industry indexes, but has developed weaker than the Nasdaq OMX Stockholm.

Trading in SCA shares

SCA shares are listed and traded primarily on the Nasdaq OMX Stockholm, and as American Depository Receipts (ADR level 1) in the US through the Bank of New York. In addition to indexes directly linked to the Stockholm exchange, SCA is included in other indexes, such as the Dow Jones STOXX Index, FTSE Eurotop 300 and MSCI Eurotop 300. SCA is also represented in several sustainability indexes. One such index is the FTSE4Good index.

Following the submission of an application by SCA, the Group's B share was delisted from the London Stock Exchange on 29 May 2008 pursuant to a decision by the Financial Services Authority (FSA). SCA's B share had been listed on the London Stock Exchange since 1983, but trading in recent years in London corresponded to less than 1% of the total turnover of the company's B shares and, consequently, the decision was made to delist.

Liquidity

In 2008, the volume of SCA shares traded was 849 million (917), representing a value of approximately SEK 72bn (118). Average daily trading for SCA on the Nasdaq OMX Stockholm amounted to 3.4 million shares, corresponding to a value of SEK 286m (436).

Foreign ownership

Some 59% (57) of the share capital is owned by investors registered in Sweden and 41% (43) by foreign investors. The US and the UK account for the highest percentage of shareholders registered outside Sweden, with 21% and 11% respectively.

Dividend

The Board of Directors has proposed a dividend to shareholders of SEK 3.50 per share for 2008. The 2008 dividend represents a dividend yield of 5.2% per share, based on SCA's share price at the end of the year. SCA's dividend policy is described on page 8.

Ticker names

Nasdaq OMX Stockholm	SCA A, SCA B
New York (ADR level 1)	SVCBY

Price trend and share trading 2008


SEK
Thousand shares
120
100
80
60
40
20
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan. Feb. March April May June July Aug. Sep. Oct. Nov. Dec.
SCA B
OMXSPI
Daily trading

Price trend and share trading 2004–2008


SEK
Million shares
300
250
200
150
100
50
0
2004
2005
2006
2007
2008
SCA B
OMXSPI
Trading per quarter

Data per share

All earnings figures include non-recurring items.

SEK per share unless otherwise indicated	2008	2007	2006	2005	2004
Earnings per share after full tax:					
After dilution	7.94	10.16	7.75	0.61	7.37
Before dilution	7.94	10.17	7.76	0.61	7.38
Market price for B share:					
Average price during the year	84.76	119.00	107.24	88.95	96.22
Closing price, 31 December	66.75	114.50	119.17	99.00	94.50
Cash flow from current operations[1]	5.42	6.42	3.95	6.22	8.12
Dividend	3.50[2]	4.40	4.00	3.67	3.50
Dividend growth, %[3]	6	9	9	9	11
Dividend yield	5.2	3.8	3.4	3.7	3.7
P/E ratio[4]	12	11	14	97	12
Price/EBIT[5]	11	12	14	57	13
Beta coefficient[6]	0.84	0.73	0.73	0.73	0.69
Pay-out ratio (before dilution), %	56	41	48	58	68
Equity, after dilution	95	91	83	80	78
Equity, before dilution	94	90	83	80	77
Average number of shares after dilution (millions)	702.2	702.2	701.4	700.5	700.5
Number of registered shares 31 December (millions)	705.1	705.1	705.0	705.0	705.0
Number of shares after full conversion (millions)	705.1	705.1	705.0	705.0	705.0

[1] See definitions of key ratios on page 91.

[2] Board proposal.

[3] Rolling 10-year data.

[4] Share price at year-end divided by earnings per share after full tax and dilution.

[5] Market capitalisation plus net debt plus minority interests divided by operating profit. (EBIT = earnings before interest and taxes).

[6] Share price volatility compared with the entire stock exchange (measured for rolling 48 months).

Shareholders by country, capital

- Sweden, 59%
- US, 21%
- UK, 11%
- Luxembourg, 3%
- Other, 6%



Shareholders by category, capital

- Institutions, 86%
- Private individuals, 14%



Source: Euroclear

SCA's ten largest shareholders

According to Euroclear's official share register for directly registered and trustee registered shareholders at 31 December 2008, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution):

Shareholder	No. of votes	%	No. of shares	%
AB Industrivärden	508,200,000	29.8	70,800,000	10.0
Handelsbanken*	221,541,333	13.0	36,196,836	5.1
SEB*	103,920,244	6.1	19,011,355	2.7
Skandia	59,071,692	3.5	7,214,520	1.0
Alliance Bernstein	58,104,767	3.4	58,104,767	8.2
Alecta	44,820,120	2.6	22,140,012	3.1
Skrindan**	36,550,000	2.2	3,655,000	0.5
Swedbank*	23,232,503	1.4	23,220,542	3.3
Nordea*	19,011,316	1.1	9,212,467	1.3
Andra AP-fonden	12,619,061	0.7	9,289,601	1.3

* Including mutual funds and foundations.

** Skrindan includes Maths O. Sundqvist's holding.

Source: Euroclear

Shareholder structure

Holding	No. of shareholders	No. of shares	Holding %	Votes %
1–500	44,815	8,380,835	1.19	1.12
501–1000	14,143	10,596,790	1.50	1.28
1,001–2,000	9,512	13,869,628	1.97	1.77
2,001–5,000	6,811	21,557,230	3.06	2.80
5,001–10,000	2,281	16,227,679	2.30	2.06
10,001–20,000	952	13,505,014	1.92	1.54
20,001–50,000	598	18,664,283	2.65	1.73
50,001–100,000	257	18,277,850	2.59	1.72
100,001–	489	584,030,885	82.82	85.98
Total	**79,858**	**705,110,094**	**100**	**100**

Source: Euroclear

Percentage of foreign ownership

	2008	2007	2006	2005	2004
%	41	43	43	39	32

Share distribution

31 December 2008	Series A	Series B	Total shares
Number of registered shares	110,940,207	594,169,887	705,110,094
of which treasury shares	-	2,767,605	2,767,605

Issues, etc. 1993–2008

More information at www.sca.com

Since the beginning of 1993, the share capital and the number of shares have increased due to issues of new shares, conversions and splits, as detailed below:

		No. of shares	Increase in share capital, SEKm	Cash payment, SEKm	Series A	Series B	Total
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
	New share issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994	Conversion of debentures	16,285	0.2	-	62,145,880	131,837,942	193,983,822
1995	Conversion of debentures	3,416,113	34.2	-	62,145,880	135,254,055	197,399,935
1999	New share issue 1:6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000	Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001	New share issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002	New share issue through IIB warrants	513	0	0.1	41,701,362	190,500,706	232,202,068
2003	Conversion of debentures and subscriptions through IIB warrants	2,825,475	28.3	722.9	40,437,203	194,590,340	235,027,543
2004	Conversion of debentures	9,155	0.1	1.1	40,427,857	194,608,841	235,036,698
2007	Split 3:1	470,073,396	-	-	112,905,207	592,204,887	705,110,094

Value creation

Value creating business idea through growth in hygiene

SCA's business idea is to develop, produce and market increasingly value-added products and services within Personal Care, Tissue, Packaging and Forest Products. SCA's products simplify the everyday lives of hundred of millions of people around the globe. They also generate strong cash flows that enable favourable dividend growth and increased value for the SCA share.

Growth in hygiene


%
100
80
60
40
20
0
1998
2008
Hygiene
Packaging/Forest Products

In the past decade, the Group has gradually shifted the balance toward its hygiene products operations. This reallocation was conducted to reduce the effects of a cyclical demand scenario and is a path that the Group will pursue. Demand for hygiene products is stable in industrial countries and is rising in emerging markets in pace with the increase of disposable income and use of the products.

Since 2008, SCA conducts business in two blocks: hygiene products on the one hand and forest products and packaging on the other. A Global Hygiene Category (GHC) was established during the year to create the conditions for the best possible development of the hygiene businesses based on their respective circumstances. For further information concerning GHC, see page 10.

Business in two blocks

Personal Care

Keeping dry

SCA has world-leading expertise and innovative products that keep babies dry, offer women comfortable protection during menstruation and make everyday life simpler for people with incontinence. SCA's baby diapers, feminine care and incontinence products are available worldwide.

Tissue

Keeping clean

SCA is Europe's largest supplier of tissue. Keeping your house and belongings clean and washing and drying hands are the simplest and most effective ways to prevent the spread of disease.

Packaging

Keeping safe

SCA is one of Europe's leading suppliers of packaging solutions and also conducts operations in Asia. The Group develops smart, holistic solutions that make transport less expensive. SCA focuses on creative design that offers customers good point-of-sale display and facilitates everyday life for consumers.

Forest Products

Keeping up-to-date

SCA produces publication papers and solid-wood products that are continuously developed to offer higher value-added. The Group's substantial forest holdings are a strategic asset and form the basis of the sustainable development of its integrated industrial operations.

Market-driven strength factors

Customer and consumer insight
Understanding customer requirements and quickly realising the consequences of new consumer needs and lifestyles is of decisive importance for a company such as SCA. This insight is converted into patented solutions and new products on the shelves of the stores.

Regional presence with global strength
Many of SCA's products cannot sustain the high costs of long-distance transport. Accordingly, production is mainly conducted at a local level. Nevertheless, SCA has significant economies of scale and opportunities to exchange know-how and ideas concerning consumers and customers in various parts of the world. This occurs within such areas as research and development, technology, brand positioning and concept development.

Sustainable development
Sustainable development has been a key part of SCA's business model and product offering for many decades. The sustainability policy and Code of Conduct stipulate how the Group addresses environmental and social issues, which create long-term value for shareholders and other stakeholders.

Financial targets 2010–2012

In light of the Group's greater focus on capital efficiency, SCA has set the target for ROCE at a Group and business area level. Assuming that the capital markets and economy stabilise toward the end of 2010, the Group shall achieve a return on capital employed of 13%, which is the target for average annual return over an economic cycle.

Group
ROCE
13%

Personal Care
ROCE
30%

Tissue
ROCE
13%

Packaging
ROCE
10%

Forest Products
ROCE
11 %

Intensified strategic focus 2009–2010

The current recession and the financial uncertainty have meant that SCA has adapted its short-term plans to the prevailing situation. The priority is a turnaround of the Group's cash-flow trend and to continue to strengthen the Group's successful positions in hygiene products throughout the world. This is particularly relevant for the European home market, which accounts for a total of 80% of the Group's sales and 85% of operating profit. The action plan addresses lower growth and more difficult times, which impact expansion plans insofar as markets in which SCA does not already have an established position are assigned a lower priority.

Lower costs and increased cash flow
Through increased control of inventory and terms of payment, working capital is reduced. Investment levels are lowered through reprioritisation or postponement. A more strict prioritisation of growth areas (geographic and categories) reduces the pressure on costs.

Capital efficiency
In a capital-intensive operation such as those conducted by SCA, efficient facilities with high production and low cost levels are a decisive factor. Several systems and programmes are used to streamline the organisation and equipment in order to generate optimal efficiency with a focus on the Packaging, Forest Products and Tissue business areas.

Innovations
For the consumer-centric hygiene products business, consumer insight and innovation is the key factor that drives sales. SCA, a holder of leading global or regional positions in its categories, continues to invest to develop innovation and product development.

Growth
Within the hygiene products business, significant growth opportunities exist as a result of an increase in the disposable income of a greater number of people living in developing countries. Meanwhile, the use of hygiene products is low, which further supports increased growth. SCA aims to grow at a more rapid pace than the market in selected segments and in emerging markets, such as Latin America, Russia/Eastern Europe, the Middle East and Southeast Asia.

Value creation

SCA measures and evaluates profitability in operating activities as return on capital employed (ROCE). The target for ROCE in the Group has been set at 13% and varies among the business areas based on their different conditions (see pages 4-5).

Strategic investments
SCA evaluates all strategic investments (company acquisitions or expansion investments) using a cash-flow based control model. The present value of future cash flows are calculated and discounted by the cost of capital. SCA requires that the present value must exceed the investment expenditure by a margin. This margin is set specifically for each investment and depends on the business to which it relates, the economic life of the investment and other factors.

Required rate of return on operating activities
SCA's required rate of return on operating activities corresponds to the financial targets and is based on return on capital employed (ROCE).

Required rate of return on investments
SCA's required rate of return on investments is determined by the capital market's estimated return requirement on an investment in SCA shares and current long-term interest rates. The return requirement, the weighted average cost of capital (WACC), based on SCA's capital structure from a debt/equity ratio of 0.7, was calculated at year-end 2008 as 7.2%. This means that all investments must over time generate an annual operating cash flow after tax, but before interest expense, of at least 7.2% of the investment in order to be value-creating and thus meet market demands. The return requirement level above applies to investments in Sweden. Different borrowing costs and tax rates in other countries change the return requirement for operations in those countries.

Dividend policy
SCA aims to provide long-term stable and rising dividends. Over a business cycle, approximately one-third of cash flow from current operations (after interest expenses and tax) is normally allocated to dividends. If, in the long term, cash flow from current operations exceeds what the company can place in profitable expansion investments, the surplus shall be used to amortise loans or is returned to shareholders through higher dividends or share repurchases. In light of the prevailing uncertainty regarding trends in the economy and the uncertainty associated with the financial systems, the Board decided to propose a dividend of SEK 3.50 for the 2008 financial year, corresponding to a decrease of SEK 0.90 compared with 2007. Accordingly, dividends have risen by an average of 6% per year over the past decade.

Capital structure
SCA's debt/equity ratio measured as net debt in relation to recognised equity was 0.70 at 31 December 2008. This is on a par with SCA's long-term target of 0.7. The debt/equity ratio target of 0.7 was chosen taking into account SCA's business risk, the composition of the product portfolio and the substantial forest holdings. Periodically, the debt/equity ratio may deviate from the target. Over the past decade, the debt/equity ratio has varied between 0.39 and 0.70. SCA has a credit rating for long-term borrowing of Baa1/BBB+ and short-term borrowing of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term credit rating of K1 in Sweden from Standard & Poor's. During the autumn, Moody's and Standard & Poor's changed their forecast for SCA from a stable to a negative outlook. For more detailed information about SCA's financial risk management, see Note 2 on page 48.

Incentive programme
SCA's incentive programme is designed to support the company's objective of creating shareholder value. The programme for senior executives has two components: achievement of cash-flow, growth and earnings targets, and the performance of SCA shares compared with an index consisting of SCA's largest global competitors. For more information about the structure of the programme, see Note 7 (Personnel and Board costs), on page 59.

Strategic investments, acquisitions and divestments


SEKm
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
2004
2005
2006
2007
2008
Personal Care
Tissue
Packaging
Forest Products
Divestments

Key ratios

	2008	2007	2006
Operating surplus margin (EBIT)			
Result [1] (%)	7.7	9.3	8.4
Operating cash flow			
Result [1] (SEKbn)	3.8	5.2	4.1
Return metrics			
Result, capital employed [1] (%)	8.0	10.2	8.8
Result, equity [1] (%)	9.0	11.3	9.5
Financial metrics			
Debt/equity ratio (multiple)	0.7	0.6	0.6
Market adjusted debt/equity ratio (multiple)	1.0	0.5	0.4
Debt payment capacity (%)	26	35	29

[1] Excluding items affecting comparability.

Dividend per share


SEK
5
4
3
2
1
0
Average cumulative growth: 6%
-99
-00
-01
-02
-03
-04
-05
-06
-07
-08

Board of Directors' Report

Operations and structure

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging, publication papers and solid-wood products. SCA offers products that make everyday life for people considerably easier. Based on customer and consumer needs, new and more value-added products are constantly being developed for consumers, institutions, industry and the retail trade. SCA seeks to increase the percentage of value-added products and the products consist almost exclusively of renewable and recyclable materials.

Although Europe is SCA's main market, the Group also holds strong positions in North America, Latin America and Asia Pacific. Expansion takes place through organic growth and acquisitions, primarily within personal care and tissue. SCA owns approximately 2.0 million hectares of productive forest land, which guarantees half of the Group's timber supplies and enables efficient raw material integration and effective cost control. SCA conducts extensive sawmill operations as a natural complement to the forest operations.

Organisation

SCA consists of four business areas – Personal Care, Tissue, Packaging and Forest Products. The business areas are organised in six business groups. The SCA Personal Care Europe business group manufactures and sells personal care products in Europe and Africa. SCA Tissue Europe's operations involve manufacture and sales of consumer and AFH tissue in Europe. Also located in Europe is the SCA Packaging Europe business group, which manufactures and sells packaging solutions, and the SCA Forest Products business group, which manufactures publication papers, pulp, timber and solid-wood products. The SCA Asia Pacific business group manufactures and sells packaging, personal care products and tissue. The SCA Americas business group includes both tissue and personal care products.

In 2008, the Global Hygiene Category (GHC) was established to create the conditions for global growth in the hygiene businesses. The unit will focus on long-term strategies for all segments in tissue and personal care products. In order to capitalise on synergies among the business areas, GHC is responsible for customer and consumer insight, innovation, technology processes and brand development.

Important events during the year

During the year, SCA implemented and approved a range of key expansion investments in such countries as Russia, Mexico and the Netherlands. The Group divested parts of its UK packaging operations to focus on higher value-added products. The integration of the European tissue business acquired in 2007 was concluded and resulted in, for example, synergy effects and capacity reductions in the UK.

A detailed account of acquisitions, investments and divestments during the year can be found on page 11.

In addition to acquisitions, investments and divestments implemented during the year, significant events for each business area are detailed on pages 16–31.

Organisation


CEO and President
Corporate Staffs
Global Hygiene Category (GHC)*
SCA Personal Care Europe
SCA Tissue Europe
SCA Americas
SCA Asia Pacific
SCA Packaging Europe
SCA Forest Products

* GHC was established in 2008 to manage innovation, brand strategy and technology for the Group's hygiene operations.

Acquisitions, investments and divestments

SCA increased ownership in Chinese tissue company Vinda

On 29 March 2007, SCA acquired an initial holding of 20% of the shares in the Hong Kong-based tissue company Vinda. This shareholding was later diluted to 14% when Vinda was listed through an IPO on the Hong Kong stock exchange in July 2007. Vinda, one of the leading brands with modern assets, is among the three largest companies within the rapidly growing tissue market in China. In February 2008, SCA increased its ownership from 14% to 19%. The partial acquisition amounted to SEK 119m.

SCA invests in increased capacity within incontinence care in the Netherlands

SCA is the world-leading provider of incontinence care products. To keep pace with the strong growth in demand for heavy incontinence care, the Group decided to invest in increased capacity in the Netherlands.

At the plant in Hoogezand, SCA is investing in a new production line for the Tena Pants incontinence product to support the strong growth in Europe, where sales in the Pants segment are outpacing global growth. The investment in Hoogezand amounts to SEK 155m, and the plant is scheduled to start operation at the end of 2009.

At the facility in Gennep, SCA is investing SEK 184m in a new production line for the Tena Flex incontinence product, which is also designed to satisfy rising growth in Europe. Flex products are mainly sold to institutions and nursing homes and development of the segment has come furthest in Europe, where SCA is market leader. The new line will be started up in the third quarter of 2009.

SCA invests in solid-wood products

During the year, SCA decided to invest in an automatic sorting system at the sawmill in Tunadal. This investment, corresponding to SEK 210m, will reduce production costs and increase production volume, while also enhancing quality and increasing the yield of finished products from the consumed timber volume. The main markets for Tunadal's products are Scandinavia, the UK and France.

SCA invests in a new tissue machine in Latin America

SCA's operations in Colombia, Ecuador, Peru and Venezuela are conducted through the 50%-owned venture capital company Productos Familia S.A., which sells tissue, baby diapers, feminine care and incontinence care products. In response to a robust sales trend for tissue products, the company is now investing in a new tissue machine in Colombia. SCA's share of the investment cost amounts to USD 32m, corresponding to SEK 208m. The investment is conducted entirely within the framework of Productos Familia and will not require any new shareholder contributions.

SCA expands consumer products in Russia

The Russian market for personal care products is undergoing rapid growth. Since 1995, SCA's sales of baby diapers (Libero) and feminine care products (Libresse) have grown continuously, increasing the need for local production. Against this background, SCA decided to open its own production facility in the Tula region, south of Moscow, to meet rising consumer demand.

Purchasing power is on the rise in Russia, particularly in the Moscow region. An increasing number of families with children are using disposable diapers and the emergence of hypermarkets and superstores is increasing the availability of these products and changing consumer behavior.

The Russian venture is long-term and will gradually include all product groups in SCA's consumer portfolio for personal care products: feminine care, baby diapers and incontinence care. The investment is estimated to amount to about SEK 450m.

SCA approved significant investment in Mexico

In a move to improve its offering to consumers, while at the same time strengthening competitiveness and profitability, SCA decided to invest in a new tissue plant in Mexico. The plant, which will be located near the key markets in and around Mexico City, will be integrated and highly efficient and will provide the company with a good opportunity to enhance product quality and thereby improve SCA's profitability and offering to consumers.

Mexico has a stable economy, with a rapidly growing middle-class, low inflation and robust economic growth. Mexico is one of SCA's identified growth markets. Currently, SCA's sales of hygiene products in Mexico and Central America total SEK 2,900m (USD 458m), of which about two thirds is attributable to tissue. The tissue market in Mexico is well consolidated and SCA is currently second, with a market share of 18%. Producer brands, including SCA's, are totally dominant on the Mexican convenience goods market.

In a first phase, a tissue machine will be built with a capacity of 60,000 tonnes per year. The project also comprises a recycled fibre plant, a converting hall with three converting lines for toilet paper as well as a distribution center. The investment amount is estimated at SEK 1,525m.

SCA divests parts of its UK packaging operations and plans closure of New Hythe mill

In 2008, SCA divested its conventional corrugated manufacturing business in the UK and Ireland to the Spanish company SAICA. The purchase price received amounted to SEK 1,145m, following deductions for divestment costs. SCA will retain ownership of and continue to develop the specialised value-added packaging operations in the UK and Ireland, which demonstrate favourable profitability and strengthen SCA's overriding strategy, focusing on higher value added.

During the year, SCA also announced its intention to close the testliner mill in New Hythe, in the UK, by mid-2010.

Other

During the year, SCA took over the remaining two units in the acquisition of Procter & Gamble's European tissue paper operations, Orléans, France and Manchester, in the UK. Accordingly the acquisition has been concluded. The purchase consideration for Orléans and Manchester amounted to SEK 529m and SEK 1,150m, respectively, and was paid on 1 April and 1 July.

As a result of the integration work within SCA's European tissue operations, the Group closed capacity in the UK corresponding to 30,000 tonnes during the year.

To comply with the European Commission's conditions for the acquisition of the European tissue operations, the Softis brand in Germany and Austria was sold during the first quarter of year together with the associated patents and machines to the Italian tissue company Sofidel.

Other Group information

Environmental impact

SCA conducts 14 operations for which a permit is required and six that are under obligation to submit reports in Sweden. Operations for which permits are required or reporting is mandatory account for 17% (17) of the Group's net sales.

Six permits relate to the manufacture of pulp and paper. These operations impact the environment through emissions to air and water, solid waste and noise. Seven permits relate to the production of solid-wood and value-added products, and biofuels. These operations affect the environment through noise and emissions to air and water. One permit relates to the manufacture of fuel pellets. This operation affects the environment through emissions to air and water, as well as noise. The operations required to submit reports comprise the production of corrugated board packaging (three plants), EPS packaging (two plants), and display packaging (one plant).

The production of corrugated board packaging, EPS packaging and display packaging impacts the external environment through emissions to air and water and by generating solid waste.

Research and development

Research and development costs amounted to SEK 612m (595) during the year, which is equivalent to 0.6% of the Group's net sales. Research and development is conducted both centrally and locally in the various business groups. The central activities are carried out in the form of materials and technology R&D, while the local units work with product development, often in direct cooperation with customers.

Parent Company

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns most of the forest land and other real estate relating to forestry operations, and grants felling rights for standing forest to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company, whose key tasks are to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. In 2008, the Parent Company had operating income of SEK 126m (142) and reported a loss before appropriations and tax of SEK 539 (loss: 418). During the year, the Parent Company's net investments and divestments in shares and participations in companies outside SCA amounted to SEK 0m (expense: 14). Investments in property and plant totalled SEK 176m (120) during the year. Cash and cash equivalents at year-end were SEK 0m (0).

Treasury shares

In 2001, SCA issued a total of 1,800,000 shares for cash in a private placement. The shares were subsequently acquired by SCA to be distributed to senior executives and key individuals included in the employee option programme described in Note 7. Shares transferred during the year comprise shares that were redeemed by employees in accordance with the rules in SCA's employee option programme. Received compensation for the transferred shares constitutes the payments made to SCA for the shares. Payments pertaining to the total holding on 1 January 2002 and 31 December 2008, respectively, consist of amounts paid by SCA for the shareholdings on the date in question.

Distribution of shares

During the year, 1,965,000 Class A shares were converted into Class B shares. The proportion of Class A shares was 15.7% at year-end. As a result of redemption of employee options, the number of treasury shares decreased during the year to 2,767,605. Calculated in accordance with IFRS recommendations, the effects of outstanding employee option programmes represent a maximum dilution of 0.01%, which is taken into account when calculating earnings per share for the year.

Dividend

In light of the prevailing uncertainty regarding trends in the economy and the uncertainty associated with the financial systems, the Board of Directors has decided to propose a dividend of SEK 3.50 per share to the Annual General Meeting. This proposal represents a reduction of SEK 0.90 per share and represents 44% of earnings per share in 2008. The dividend is expected to total approximately SEK 2,458m (3,089). Accordingly, dividend growth in the most recent ten-year period has amounted to 6%. The Board's assessment is that the proposed dividend will provide the Group with the scope to fulfill its obligations and make the required investments. The record date for entitlement to receive dividends is proposed as 7 April 2009.

Guidelines for remuneration to senior executives

The Board has decided to propose to the 2009 Annual General Meeting the following (unchanged) guidelines for determining salaries and other remuneration for senior executives to apply for the period following the Annual General Meeting. "Remuneration to the CEO and other senior executives will be a fixed amount (base salary), possible variable remuneration, additional benefits and pension. Other senior executives include the executive vice president, business group managers and equivalent and central staff managers. The total remuneration is to correspond to market practice and be competitive in the senior executive's field of profession. Fixed and variable remuneration is to be linked to the executive's responsibility and authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. In the event of termination of employment, the notice period should normally be two years should the termination be initiated by the company, and one year, when initiated by the senior executive. Severance pay should not exist. Pension benefits are to be either defined benefit or defined contribution, or a combination of both, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long term, at present 20 years. When resigning before the age entitling to pension, the senior executive will receive a paid-up pension policy from the age of 60. The pension is not to be based on variable remuneration. Matters of remuneration to the senior executives are to be dealt with by a remuneration committee and, as regards the President, be resolved by the Board of Directors."

The Board's proposal concurs with the most recent guidelines adopted by the 2008 Annual General Meeting. See also Note 7.

Holding of treasury shares

	Number	Nominal amount	Percentage of share capital	Paid/received compensation
Total holding 1 Jan. 2002	1,800,000	18,000,000	0.78	18,090,000
Transferred in 2002	24,457	244,570	0.01	6,750,757
Transferred in 2003	65,426	654,260	0.03	15,972,803
Transferred in 2004	56,165	561,650	0.02	15,135,024
Transferred in 2005	51,669	516,690	0.02	13,496,430
Transferred in 2006	349,145	3,491,450	0.15	104,680,700
Transferred in 2007	252,902	2,015,340	0.09	62,751,693
Received from 3:1 split	2,154,576			
Transferred in 2008	387,207	1,290,690	0.05	30,491,756
Total holding 31 Dec. 2008	**2,767,605**	**9,225,350**	**0.39**	**9,271,477**

Sales and earnings

Net sales increased by SEK 4,536m compared with the preceding year and amounted to SEK 110,449m (105,913). Higher prices, primarily for tissue and aquisitions increased net sales by 5% or approximately SEK 4,857m.

Net sales

SCA's sales amounted to SEK 110,449m compared with SEK 105,913m in the preceding year. The increase was greatest in Tissue, where prices were raised during the year. Sales of Personal Care products also improved as a result of higher prices, but growth was primarily volume-related. Acquisitions contributed 3%, while the divestment of packaging operations in North America, the UK and Ireland, as well as the sale of the Softis brand reduced net sales by 1%. The total sales improvement due to higher prices, volume increases and acquisition effects totalled SEK 5,875m. Exchange-rate fluctuations had a positive impact on net sales of 1%.

Earnings

Excluding the positive items affecting comparability in the preceding year amounting to SEK 300m, operating profit declined by SEK 1,293m and amounted to SEK 8,554m, compared with SEK 9,847m in the preceding year. Tissue operations strengthened operating profit by 38%, while Personal Care, Forest Products and packaging operations recorded reduced operating profit of 2%, 23% and 44%, respectively. Higher prices and volumes failed to offset the rise in manufacturing costs.

A better product mix and price hikes improved earnings by SEK 2,400m, while the rising cost of raw materials and energy adversely impacted earnings by SEK 2,300m and SEK 1,200m, respectively. The contribution made to earnings by the European tissue operations acquired in 2007 amounted to approximately SEK 400m in 2008.

Financial items rose by SEK 407m and profit before tax declined by SEK 2,000m, amounting to SEK 6,237m, a reduction of 24% compared with the preceding year. The average tax rate for current earnings was 16.0%. Together with non-recurring items, mainly due to reduced corporate income tax in Sweden, the Group's effective tax rate was 10.2%. Profit for the year amounted to SEK 5,598m, a reduction of SEK 1,563m compared with the preceding year. Earnings per share amounted to SEK 7.94.

Key figures

The Group's gross margin amounted to 18.8%, compared with 19.9% in the preceding year, and the operating margin was 7.7%, compared with 9.6% in 2007 (including items affecting comparability). Return on capital employed amounted to 8%, compared with 11% in the preceding year, and return on equity was 9% compared with 12% for the year-earlier period. The interest coverage ratio amounted to 3.7, compared with 5.3 in the preceding year.

Summary income statement

SEKm	2008	2007	2006 [1]
Net sales	110,449	105,913	101,439
Gross profit	20,765	21,101	19,071
Operating profit [2]	8,554	10,147	8,505
Financial items	-2,317	-1,910	-1,672
Profit before tax	**6,237**	**8,237**	**6,833**
Tax	-639	-1,076	-1,366
Profit for the year	**5,598**	**7,161**	**5,467**

[1] The calculation of gross profit is pro-forma, based on the relation in 2008.

[2] Including items affecting comparability of SEK 300m.

Sales growth

4.3%

EBIT margin

7.7%

Net sales, share of Group


Personal Care, 21%
Tissue, 34%
Packaging, 30%
Forest Products, 15%

Operating profit and operating margin


SEKm
12 %
10,000
10
8,000
8
6,000
6
4,000
4
2,000
2
0
0
2004
2005
2006
2007
2008
Operating profit
Operating margin

Earnings per share after dilution


SEK 12
10
8
6
4
2
0
2004
2005
2006
2007
2008

Operating cash flow

Cash flow from current operations, that is operating cash flow after financial items and paid tax, declined by 15% and amounted to SEK 3,810m (4,508). The decrease was mainly an effect of a lower operating cash surplus for Packaging and Forest Products.

Operating cash surplus was down 9% compared with the preceding year and amounted to SEK 13,869m (15,286). Tied-up working capital was low and amounted to a negative SEK 19m (neg: 1,299), despite the increase in inventories within, among other areas, Personal Care products to enable the reorganisation in production for the new generation of baby diapers. Tied-up working capital increased in Tissue primarily due to higher accounts receivables resulting from price hikes. Both Packaging and Forest Products reduced tied-up working capital. Despite the slight change in working capital in the cash flow, working capital increased primarily as a result of exchange-rate fluctuations and acquisitions. Working capital in relation to sales remained unchanged at 11%. Current capital expenditures were somewhat higher than in the preceding year and amounted to SEK 5,353m (5,165), slightly less than 5% of sales. Current capital expenditures in relation to planned depreciation declined and amounted to 86% (92). The operating cash flow declined somewhat and amounted to SEK 7,813m (8,127).

Financial items increased by SEK 407m and amounted to an expense of SEK 2,317m (exp: 1,910). The increase was an effect of a higher net debt and higher interest rates. Tax payments were on par with the preceding year and amounted to SEK 1,702m (1,719). Cash flow from current operations declined 15% and amounted to SEK 3,810m (4,508).

Strategic investments and acquisitions amounted to SEK 4,873m (5,887). The year's expenditure pertained primarily to the second and third part-payment for the European tissue operations, the installation of the second paper machine at the tissue plant in Barton, US, investments for the hygiene operations in Russia and an increase in holdings in the Chinese tissue company, Vinda. Divestments during the year amounted to SEK 1,140m (2,852), mainly attributable to the divestment of packaging operations in the UK and Ireland. The dividend to shareholders amounted to SEK 3,128m (2,939). Net cash flow for the year was a negative SEK 3,023m (negative: 1,411).

Net debt

Net debt at year-end amounted to SEK 47,002m (37,368). Net debt was adversely impacted by the net negative cash flow of SEK 3,023m, by the market valuation of pension assets, pension obligations and financial instruments of SEK 3,523m and by exchange-rate fluctuations due to the weakening of the Swedish krona of SEK 3,088m. The debt payment capacity declined to 26% (35).

Operating cash flow, share of the Group


Personal Care, 32%
Tissue, 31%
Packaging, 16%
Forest Products, 21%

Summary operating cash flow statement

SEKm	2008	2007	2006
Operating cash surplus	13,869	15,286	14,123
Change in working capital	–19	–1,299	–794
Current capital expenditures, net	–5,353	–5,165	–5,672
Restructuring costs, etc.	–684	–695	–1,353
Operating cash flow	**7,813**	**8,127**	**6,304**
Financial items	–2,317	–1,910	–1,672
Tax payments, etc.	–1,686	–1,709	–1,680
Cash flow from current operations	**3,810**	**4,508**	**2,772**
Strategic investments, net	–3,733	–3,035	–1,234
Cash flow before dividend	**77**	**1,473**	**1,538**

Change operating cash flow

–4%

Capital expenditures [1]

86%

[1] Current capital expenditures in relation to depreciation.

Operating cash flow by business area


SEKm
3,200
2,400
1,600
800
0
2004
2005
2006
2007
2008
Personal Care
Tissue
Packaging
Forest Products

Capital expenditures


SEKm
8,000
6,400
4,800
3,200
1,600
0
2004
2005
2006
2007
2008
Strategic capital expenditures
Current capital expenditures, net
Depreciation according to plan

Cash flow, Group


SEKm
8,000
6,000
4,000
2,000
0
–2,000
–4,000
–6,000
–8,000
–10,000
–12,000
2004
2005
2006
2007
2008
Divestments
Cash flow from current operations
Strategic capital expenditures
Company acquisitions
Strategic restructuring costs
Cash flow before dividend

Financial position

Assets and capital employed

The Group's total assets rose 10% compared with the preceding year and amounted to SEK 158,968m (145,050). Non-current assets increased by SEK 8,552m, of which completed company acquisitions contributed an increase in goodwill of SEK 297m. Other tangible and intangible assets rose by SEK 1,212m as a result of company acquisitions and declined SEK 1,025m as a result of divested operations. Current and strategic investments in fixed assets amounted to SEK 8,378m and depreciations for the year to SEK 6,199m. Exchange-rate fluctuations pertaining to intangible and tangible assets increased the value of assets by SEK 5,808m.

Current assets were up SEK 5,366m to SEK 42,603m (37,237) primarily as a result of increased cash and cash equivalents, but also due to higher working capital tied up in inventories and accounts receivable.

Working capital amounted to SEK 11,818m (11,623). Capital employed was 12% higher than in the preceding year and totalled SEK 114,254m (101,647). A distribution of capital employed by currency is shown in the adjacent table.

The value in Swedish kronor of the Group's foreign net assets at year-end was SEK 45,542m (36,482).

Equity

During the period, consolidated equity rose SEK 2,973m to SEK 67,252m (64,279). Net profit for the period increased equity by SEK 5,598m, while dividends reduced equity by SEK 3,128m. Equity decreased due to the remeasurements to market value after tax of the net pension liability of SEK 2,385m, and financial instruments by SEK 782m. Exchange-rate fluctuations, including net investment hedging in foreign countries and so forth, increased equity by SEK 3,670m.

Financing

The Group's interest-bearing gross debt at year-end amounted to SEK 52,029m (42,190). The maturity period was 3.0 years. The increase in gross debt was due to such factors as strategic investments and effects from exchange-rate fluctuations. Due to the turbulent financial market during the year, the Group decided, as an extra precaution, to increase cash and cash equivalents by raising non-current financial borrowings.

Net debt at year-end amounted to SEK 47,002m, compared with SEK 37,368m at the beginning of the year. The net cash flow was negatively impacted by SEK 3,023m. Furthermore, net debt was adversely affected by the market valuation of pension assets and obligations, as well as the market valuation of financial instruments in the amount of SEK 3,523m. Exchange-rate fluctuations resulting from the weakening of the Swedish krona generated an upward adjustment of net debt by SEK 3,088m.

Key figures

The debt/equity ratio was 0.70 (0.58) and the visible equity/assets ratio was 42% (44). Return on equity (ROE) and capital employed (ROCE) amounted to 9% (12) and 8% (11), respectively.

The capital turnover rate was 1.04 (1.10). At year-end, working capital amounted to 11% of net sales.

Capital employed, share of Group

- Personal Care, 10%
- Tissue, 35%
- Packaging, 25%
- Forest Products, 30%



Consolidated capital employed by currency

SEKm	2008	%	2007	%	2006	%
EUR	41 940	37	34 847	34	32 029	34
SEK	33 623	29	31 279	31	24 929	26
USD	9 298	8	6 890	7	10 475	11
GBP	7 911	7	9 895	10	10 722	11
Other	21 482	19	18 736	18	17 207	18
Total	**114 254**	**100**	**101 647**	**100**	**95 362**	**100**

The four largest currencies represent 81% (82) of consolidated capital employed.

Consolidated balance sheet

SEKm	2008	2007	2006
Intangible assets	23 160	21 616	20 051
Property, plant and equipment	88 411	80 352	74 670
Other non-current assets	4 794	5 845	4 349
Total non-current assets	**116 365**	**107 813**	**99 070**
Current assets	42 603	37 237	34 474
Total assets	**158 968**	**145 050**	**133 544**
Equity	67 252	64 279	58 963
Non-current liabilities	53 008	34 579	31 249
Current liabilities	38 708	46 192	43 332
Total equity and liabilities	**158 968**	**145 050**	**133 544**
Working capital	11 818	11 623	9 870
Capital employed	114 254	101 647	95 362
Net debt	47 002	37 368	36 399

ROCE

8%

Working capital [1]

11%

[1] Working capital as percentage of net sales

Debt/equity ratio and debt payment capacity


multiple
%
0.8
0.7
0.6
0.5
0.4
60
50
40
30
20
2004
2005
2006
2007
2008
Debt/equity ratio, multiple
Debt payment capacity, %

Return on capital employed and equity


%
12
10
8
6
4
2
0
2004
2005
2006
2007
2008
Return on capital employed
Return on equity

Essentials for keeping dry





Net sales, 21% [1]



Operating profit, 32% [1]



Capital employed, 10% [1]



Av. no. of employees, 15% [1]

23,331	2,912	12%	28%	90%	9%
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE [2]	Capital expenditure [3]	Working capital [4]

[1] Share of the Group.
[2] Return on capital employed.
[3] Capital expenditures in relation to depreciation.
[4] Working capital in relation to net sales.

Personal Care

SCA offers incontinence care products, baby diapers and feminine care products for the markets' quality segments. All three segments have a high development rate and new products are launched continuously. The company's products are sold under SCA's own brands and retailers' brands and are distributed via retailers and care institutions in more than 90 countries.

Personal Care

Sales 2008: SEK 23,331m (22,101) +6%
Operating profit 2008: SEK 2,912m (2,960) -2%
Average no. of employees: 7,648 (7,176) +7%
Production: 22 facilities in 19 countries
Strategic priorities:

- Develop SCA's world-leading position within incontinence care
- Increase SCA's growth rate in fast-growing markets in Eastern Europe, Southeast Asia and Latin America
- Continue to gain in-depth insight into consumer and customer needs and apply this knowledge to product development and increase the launch rate of innovative product offerings
- Continuously enhance production and distribution efficiency

Targets: 5-7% organic growth, with 30% return on capital employed over an economic cycle.

Market position: SCA is one of the world's largest players in personal care products and the global market leader in incontinence care products.
Brands: SCA has a valuable portfolio of global, regional and local brands. The global Tena brand is a world leader in incontinence care products and is available in more than 90 countries. In baby diapers, Libero is the market leader in the Nordic region and is displaying rapid growth in Russia and parts of Eastern Europe. In Southeast Asia, SCA holds leading positions with the Drypers brand and in South America with Pequeñín. Within feminine care, SCA is the market leader in the Nordic region and in large and rapidly expanding markets in Latin America. The Libresse, Saba, Nosotras and Nana brands are supported by SCA's global brand platform.
Innovation and product development: SCA invests considerable resources in its efforts to gain deep insight into consumer and customer needs and is continuously increasing its investments in research and product development. The number of launches of new and upgraded products using more intensive market communications is on the rise. The emphasis is placed on function, costs, fit and design.
Production and business processes: Production is continuously streamlined through investments in new facilities and the modernisation of existing facilities, which thereby improve the cost structure and consequently strengthen quality and operating reliability. Since 2000, production in Europe has been concentrated to seven modern plants, including two new facilities in Eastern Europe, which has resulted in significant cost reductions.
Sales channels: Products are distributed through the retail trade and care institutions.

Strategy

Incontinence care
The top priority within incontinence care is maintaining a high growth rate while strengthening global market leadership in developed markets and establishing leading positions in Eastern Europe, Southeast Asia and Latin America. Increasing understanding and acceptance among consumers is crucial with regard to incontinence, a topic that is often surrounded by social taboos. Demand is strengthened through information and marketing supported by effective, comfortable and easily accessible products. SCA aims to enhance its leading position through superior consumer insight, innovative product development and efficient production.

Baby diapers
SCA plans to continue strengthening the favourable positions of its own brands in such mature markets as the Nordic region, New Zealand and selected markets in South America, as well as in fast-growing markets in Eastern Europe, Russia and Southeast Asia. Through the continued development of high-quality product offerings that offer excellent service and attractive prices, SCA aims to strengthen its deliveries of retailers' brands.

Feminine care
SCA holds strong, selective market positions in Europe, Latin America, Australia and New Zealand and is focusing on growth in the fast-growing markets in Eastern Europe and the Middle East. Pads and panty liners are developed for the company's own regional and local brands, which are supported by a global brand platform. Based on in-depth consumer and customer insight, SCA prioritises investments in new product concepts and marketing and endeavors to strengthen its competitiveness through continuous efficiency enhancement and cost-efficient production in such areas as Eastern Europe.

SCA's sales by product segment

- Incontinence care, 55%
- Baby diapers, 29%
- Feminine care, 16%



SCA's sales to retailers' brands as a proportion of total sales:
Incontinence care, 0%
Baby diapers, 34%
Feminine care, 6%

SCA's sales by region

- Europe, 69%
- North America, 11%
- Latin America, 8%
- Asia, 6%
- Australia, 4%
- Other, 2%



Market

The global market for personal care products is driven by innovation, has annual sales of SEK 260bn and is growing at a faster rate than GDP. In developing countries, the use of all product categories is expanding as the level of disposable income increases and insight into the health benefits of hygiene grows. In mature markets, baby diapers and feminine care products have achieved a high level of market penetration and a rapidly aging population drives demand for incontinence care products. The industry is highly consolidated, with a small number of major global players offering well-known and dominant brands. In 2008, the European market was characterised by continued positive demand and intense price competition. The strong rise in demand continued in emerging markets.

SCA's market positions

	Europe	North America	Global
Incontinence care	1	3	1
Baby diapers	2	–	3
Feminine care	3	–	5

Incontinence care

Incontinence affects between 5 and 7% of the world's population, resulting in a market totalling SEK 50bn that grows by 6–7% annually. Europe accounts for slightly more than 45% of the total market and North America for approximately 30%. Market growth is driven by a higher pace of innovation, high market penetration, an aging population, increased household incomes and growing welfare requirements. Market penetration in emerging markets is low.

Institutional care and homecare facilities account for 63% of the global market. The main focus is on supplying high-quality products combined with qualified advisory services that simplify handling procedures and reduce costs for care providers. The retail market is the fastest growing segment and accounts for 37% of the global market. SCA provides support through information, advertisements and the development of products that are increasingly discreet, easy to use and effective.

Baby diapers

The total European market amounts to about SEK 35bn and is growing by 4% annually. SCA is the second largest player in the market, with a share of 14%. The Group holds a strong position in pant diapers, an area that is growing faster than the total market, and currently has a 15% share of the baby diapers market. SCA's Libero brand is the largest brand in the Nordic region and is growing rapidly in Russia and parts of Eastern Europe. In Southeast Asia, SCA holds leading positions with its Drypers brand, in South America with Pequeñín and in New Zealand with Treasures.

The most significant growth is occurring in Asia, Latin America and Africa, where birth rates are high and household incomes are increasing. More than 75% of children in the world under the age of two still do not enjoy the practical and effective hygiene provided by disposable diapers, which means that there is significant future potential. SCA holds leading positions in Southeast Asia and parts of South America.

Feminine care

The global market amounts to about SEK 90bn and is growing by approximately 4% annually. The European market accounts for about 25% and is dominated by pads (50%), while panty liners and tampons each account for 25%. The driving forces behind this market are a growing number of women of child-bearing age and a relatively low market penetration in fast-growing countries, while growth is weaker in mature markets. SCA sells feminine care products in more than 90 countries. The largest regional market is Europe, where SCA is the third largest player. The proportion of sales is increasing in Latin America, Eastern Europe, the Middle East and Australia, where SCA is the market leader in several large countries.

More information at www.sca.com

Incontinence care – global market shares

- SCA, 27%
- Kimberly-Clark, 10%
- First quality products, 7%
- Other, 56%



Baby diapers – SCA's regional market positions (examples)

	SCA's position
Europe	2
Nordic region	1
Russia	3
Eastern Europe	3
Colombia	2
Malaysia	1

Feminine care – SCA's regional market positions (examples)

	SCA's position
Europe	3
Nordic region	2
Australia	1
Mexico	3
Colombia	1
Peru	2

Incontinence care – sales channels, global market

- Institutional and home care, 63%
- Retail outlets, 37%



Baby diapers – brand categories, European market

- Manufacturers' brands, 77%
- Retailers' brands, 23%



Feminine care – brand categories, European market

- Manufacturers' brands, 86%
- Retailers' brands, 14%



Market data is based on SCA's estimations.

Operations in 2008

> **Key events**
> - Decision to invest in expanded production capacity for incontinence care
> - Decision to invest in a new facility in the Moscow area
> - New technology and a new generation of products established for baby diapers
> - New technology and product design for incontinence care

Net sales rose by 6% to SEK 23,331m (22,101), due mainly to an increase in volumes of about 5% and an improved product mix. Exchange rate fluctuations had only a marginal impact on net sales. Sales growth in mature markets totalled 3%, while in growth countries the increase was 15%, with particularly favourable trends in Eastern Europe and Latin America. Competition remains intense in the retail sector. SCA retained its market shares during the year.

Demand for incontinence care remained favourable and sales of SCA's Tena brand increased by 7%. Sales to the care sector, SCA's largest customer segment, rose by 8%, despite continued intense competition. The retail segment demonstrated positive growth. The markets in Germany, France, Italy, Russia and Eastern Europe were strong during the year.

Sales for baby diapers increased by 5%. Sales continued to increase substantially in South America, Malaysia and other growth countries.

Sales of feminine care products rose by 4%, primarily as a result of an improved volume trend in Europe.

Operating profit declined by 2% to SEK 2,912m (2,960). The effects of improved volumes and an enhanced product mix were offset by increased raw material and production costs, a combination that resulted in a somewhat lower operating margin of 12.5% (13.4).

Operating cash surplus amounted to SEK 3,940m (3,955). Operating cash flow declined to SEK 2,591m (2,918) as a result of a higher level of tied-up capital and a rise in current capital expenditures.

Capital expenditures amounted to SEK 1,685m (920). To increase production capacity for the Tena Lady brand, which is encountering favourable demand in Europe and the US, the decision was taken to invest in the production operations in Hoogezand in the Netherlands and Bowling Green, in the US. To take advantage of the growth opportunities in the Russian market, a decision was made to establish a production operation for personal care products in the Moscow area. This investment amounted to SEK 450m. SCA also decided to make additional investments to increase the capacity for incontinence care products at its facilities in the Netherlands.

The major shift underway to a new generation of baby diaper products, resulting in extensive changes in production and logistics, had an adverse impact on sales and profitability.

The future

The long-term potential of incontinence care products is considerable due to the aging population in the mature markets, the low penetration rate and availability in heavily populated growth countries. SCA is developing products and upgrading its product range for all sales channels that are expected to maintain a high level of demand.

Major investments in a new generation of baby diaper products are expected to produce results in the form of enhanced competitiveness and growth opportunities, particularly in the large markets in Eastern Europe and in Russia, where a new facility will be put into operation in autumn 2009. The global brand platform for feminine care products offers excellent conditions for continued growth in markets with low penetration rates and high demand, such as Eastern Europe, Latin America and Southeast Asia.

Key figures

SEKm	2008	Group share, %	2007
Net sales	23,331	21	22,101
Operating cash surplus	3,940	28	3,955
Change in working capital	-353		-216
Current capital expenditures	-910	17	-748
Other changes in operating cash flow	-86		-73
Operating cash flow	**2,591**	**32**	**2,918**
Operating profit	2,912	32	2,960
Operating margin, %	12		13
Capital employed	10,383	10	9,269
ROCE, %	28		32
Strategic investments			
plant and equipment	-775	25	-172
restructuring costs	0		-3
company acquisitions/ divestments	0		-156
Average number of employees	7,648	15	7,176

Net sales and operating margin


SEKm
18 %
20,000
15
16,000
12
12,000
9
800
6
400
3
0
0
2004
2005
2006
2007
2008
Net sales
Operating margin

Operating cash flow


SEKm
3,000
2,400
1,800
1,200
600
0
2004
2005
2006
2007
2008

Operating profit and ROCE


SEKm
36 %
3,000
30
2,400
24
1,800
18
1,200
12
600
6
0
0
2004
2005
2006
2007
2008
Operating profit
ROCE



ssentials for keeping clean



Net sales, 34% [1] | Operating profit, 26% [1] | Capital employed, 35% [1] | Av. no. of employees, 33% [1]

38,380	2,375	6 %	6 %	67 %	9 %
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE [2]	Capital expenditure [3]	Working capital [4]

[1] Share of the Group.

[2] Return on capital employed.

[3] Capital expenditures in relation to depreciation.

[4] Working capital in relation to net sales.

Tissue

SCA offers consumer tissue including toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. Products are sold both under proprietary and retailers' brands. In the Away-From-Home (AFH) product segment that encompasses hospitals and other healthcare institutions, large workplaces, restaurants and hotels, SCA develops and sells complete hygiene solutions comprising dispensers, tissue, service and maintenance.

Tissue

Sales: SEK 38,380m (33,332) +15%
Operating profit: SEK 2,375m (1,724) +38%
Average no. of employees: 17,109 (15,433) +11%
Production: 38 facilities in 18 countries
Strategic priorities:

- Continue to strengthen the global Tork brand within AFH tissue
- Strengthen SCA brand positions for consumer tissue and provide a clearer added-value offering for retailers' brands
- Continue focus on customer and consumer insight, innovations, product development and marketing
- Increase presence in emerging markets mainly through proprietary brands
- Consolidate partnerships with leading wholesalers and retailers
- Optimise the supply chain and enhance production efficiency

Target: 3–4% organic growth with a minimum of 13% return on capital employed over an economic cycle.
Market position: SCA is Europe's largest and the world's fourth largest supplier of consumer tissue and holds the number one position in Europe, and number three position both globally and in North America for AFH tissue.
Brands: In the consumer market, Tempo and Zewa are the leading brands in much of Europe. Zewa is also the clear market leader in Russia and parts of Eastern Europe. Edet holds a solid position in the Nordic region and the Netherlands, as does Velvet in the UK. Tork, SCA's global brand in AFH tissue, is the largest in Europe and one of the leading brands in North America.
Innovation and product development: SCA is the market leader in innovation and product development based on deep insight regarding the needs and behavior of consumers and customers. The focus of the company's activities is on the development of materials and functions to ensure a broader selection, enhanced strength, softness and absorption capacity. In collaboration with customers, SCA develops complete service offerings for product development, a broader range, design, marketing and logistics that are cost efficient and add value for suppliers and retailers.
Production and business processes: The integration of the European tissue operations acquired by SCA is continuing on schedule. Manufacturing and logistics are enhanced through the relocation of production and investments in more efficient facilities, combined with the discontinuation of unprofitable capacity.

Strategy

The ability to understand the future demands of customers and consumers is a fundamental strategy for the creation of lasting value for all stakeholders. SCA intends to increase investments in innovation and product development, with a focus on functionality, strength, softness, design and service concept. In recent years, a large number of new and upgraded products were launched and the service level was raised. The strategic focus over the past two years has been on the action programme that aims to achieve a more cost-efficient production structure and price increases, combined with the integration of the European tissue operations acquired in 2007. In the mature markets in Europe, production was concentrated to well-positioned and streamlined facilities.

AFH tissue

In the AFH segment, SCA delivers complete hygiene concepts to institutions and companies. These include tissue products, dispensers, soap and services. SCA has a global strategy and a global brand platform – Tork. This provides significant synergies, since there is little difference in consumer and customer preferences with regard to paper and dispenser systems. SCA focuses on consumer and customer insight to enhance business benefits through a high level of satisfied customers. These are active in such areas as healthcare, industry, offices, hotels and restaurants. Products are distributed via wholesalers and service companies.

Consumer tissue

SCA offers retailers a complete range of products within the highest quality segments under SCA's proprietary brands and high-quality products for retailers' brands. SCA's target is to strengthen brand positions in the mature European markets, while maintaining the important market for retailers' brands. The rapidly expanding markets in Eastern Europe are strongly brand defined. SCA focuses on capitalising on the opportunities in prioritised growth markets and is market leader in such countries as Russia and Colombia.

For a number of years, SCA has been working with a full-service offering that includes production and delivery, as well as service cooperation for product development, product range, design, marketing and logistics. This service concept has been well received by the leading European retail chains.

SCA's sales by product segment


Consumer tissue, 64%
AFH tissue, 36%

SCA's sales by region


Europe, 56%
North America, 17%
Australia, 7%
Latin America, 7%
Other, 13%

Market

The global market for consumer tissue is valued at approximately SEK 300bn annually and it is growing at a faster rate than GDP. Europe represents one quarter of this amount and has growth of about 3% per year. There is a higher rate of growth in Eastern Europe than in more mature markets in the west as a result of a rise in disposable incomes and an increased usage of tissue products. The global market for AFH tissue totals about SEK 100bn, of which North America and Western Europe each account for about a third. In this segment, the market is expanding by about 2% in Western Europe, somewhat less in the US and by a significantly higher rate in the rest of the world. In 2008, demand for consumer tissue was stable in mature markets and continued to increase in growth markets. For AFH tissue, demand was stable in Europe in 2008. Demand from the hotel and restaurant segment in the US declined, while it remained stable in the fast-food food segment.

SCA's market positions

	Europe	North America	Global
Consumer tissue	1	–	4
AFH tissue	1	3	3

Consumer tissue

Consumer tissue includes toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. SCA is the largest supplier in Europe with a market share of 25% and has a leading position in the rapidly expanding Russian market. SCA is the second largest producer in Latin America and maintains strong positions in such growth markets as Colombia, Chile and Ecuador, and the major Mexican market. In Australia and New Zealand, SCA is the market leader. SCA sells approximately 50% of its products under its proprietary brands and the remainder under retailers' brands.

Brand categories, European market


Manufacturers' brands, 49%
Retailers' brands, 51%

Market shares – Consumer tissue, European market


SCA, 25%
Kimberly-Clark, 13%
Georgia-Pacific, 12%
Other, 50%

Product breakdown – Consumer tissue, European market


Toilet paper, 59%
Kitchen rolls, 20%
Handkerchiefs, 14%
Napkins, 7%

AFH tissue

Product groups within the AFH segment are paper towels, toilet paper, napkins, facial tissue, dispensers and tissue products used in industry. SCA has a strong global presence, with a market position among the top three, and is the market leader in Europe with the Tork brand, which was introduced in the US in 2008. Through this move, the Group took the step toward a fully developed global platform for development, production and marketing in the AFH area. Tork is now sold in 80 countries worldwide.

SCA is the largest supplier of AFH products in Europe, with a market share of approximately 17%. It holds the number three position in North America with a market share of about 19%. SCA's market position is particularly strong in the restaurant sector where every second napkin is supplied by SCA. Outside Western Europe and the US, market representation remains relatively low with considerable growth potential.

The major customer categories are as follows: hotels, restaurants and catering (HoReCa), offices, industry and healthcare. The highest growth is within HoReCa, driven by growth in travel, tourism and the success of fast-food chains. The office and industry segment grows in pace with the economy and the general business trend.

Products are distributed by wholesalers and service companies. Consolidation is taking place at the customer stage, which combined with an increase in outsourcing, is resulting in larger global players in wholesaling, manufacturing, service companies, and hotels and restaurant chains. This consolidation benefits major companies, such as SCA, with a global brand platform.

Market shares – AFH tissue, Europe


SCA, 17%
Kimberly-Clark, 16%
Georgia-Pacific, 12%
Other, 55%

Market shares – AFH tissue, North America


SCA, 19%
Kimberly-Clark, 26%
Georgia-Pacific, 28%
Other, 27%

Market data is based on SCA's estimations.

Operations in 2008

Key events

- Price increases were implemented
- Strengthened brand positions for consumer tissue
- Integration of acquired European tissue operations proceeded as planned
- Closure of 30,000 tonnes of tissue capacity in the UK
- Decision regarding a new tissue machine in both Mexico and Colombia

Net sales rose by 15% to SEK 38,380m (33,332). Sales increased by 10% as a result of acquisitions. Price rises boosted sales by 6%, while exchange-rate fluctuations had a negative impact on net sales of 1%. In growth markets, sales increased by 18%.

The strategy of strengthened customer relations, improved service levels, a higher pace in product innovations, product development and product launches contributed to a healthy sales trend for the business area. SCA maintained its dominant market position in the significant napkin segment in the US. In the AFH segment, efforts to improve the product mix in the global brand platform Tork have yielded favourable results, giving rise to increased market shares in the majority of markets. The European tissue operations acquired were integrated according to plan and provided positive synergies. Price rises were implemented to offset the substantial increases in the cost of raw materials and energy.

Operating profit rose by 38% to SEK 2,375m (1,724). Intensive efforts to enhance earnings and profitability yielded favourable results. The improvement is attributable to acquisitions and higher prices, which were offset by increased raw material and energy costs. Work on cost savings, streamlining and efficiency enhancements was prioritised during the year. This involved the relocation of production to more efficient units, the coordination and restructuring of purchases, improvements to the raw material mix, investments in quality-enhancing measures to support price increases and a more effective analysis of customer profitability.

Operating cash surplus amounted to SEK 4,446m (3,913) and the operating cash flow totalled SEK 2,434m (2,404). The improved operating cash surplus was offset by a rise in tied-up working capital and somewhat higher current capital expenditures.

Capital expenditures amounted to SEK 2,976m (2,002) and included a decision to invest SEK 1,525m in a new tissue plant in Mexico. To satisfy the strong rise in demand, a decision was taken to invest SEK 420m in a new tissue machine in a joint-venture company based in Colombia. In conjunction with the integration work in Europe, capacity totalling 30,000 tonnes of tissue was discontinued in the UK. The new tissue machine for the AFH segment in Barton, in the US, an investment of SEK 1,000m, was started up during the year and contributed to lower costs and higher paper quality.

The future

The intensive work focused on restoring profitability will continue with undiminished vigour. High priority has been assigned to pricing strategy, at the same time as lower costs for raw materials and energy offer hope of a better cost scenario. SCA will increase the pace of innovation and strengthen the production structure and customer service. Potential for continued growth in consumer tissue is favourable, particularly in growth markets, while development in the AFH segment is deemed stable.

Key figures

SEKm	2008	Group share, %	2007
Net sales	38,380	34	33,332
Operating cash surplus	4,446	32	3,913
Change in working capital	–292		172
Current capital expenditures	–1,460	27	–1,426
Other changes in operating cash flow	–260		–255
Operating cash flow	**2,434**	**31**	**2,404**
Operating profit	2,375	26	1,724
Operating margin, %	6		5
Capital employed	36,568	35	33,380
ROCE, %	6		5
Strategic investments			
plant and equipment	–1,516	49	–576
restructuring costs	0		–5
company acquisitions/ divestments	–1,826		–4,134
Average number of employees	17,109	33	15,433

Net sales and operating margin


SEKm
12 %
40,000
32,000
24,000
16,000
8,000
0
10
8
6
4
2
0
2004
2005
2006
2007
2008
Net sales
Operating margin

Operating cash flow


SEKm
2,000
1,600
1,200
800
400
0
2004
2005
2006
2007
2008

Operating profit and ROCE


SEKm
12 %
2,000
1,600
1,200
800
400
0
10
8
6
4
2
0
2004
2005
2006
2007
2008
Operating profit
ROCE



Essentials for keeping safe



Net sales, 30% [1] | Operating profit, 17% [1] | Capital employed, 25% [1] | Av. no. of employees, 44% [1]

33,441	**1,493**	**4%**	**6%**	**129%**	**10%**
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE [2]	Capital expenditure [3]	Working capital [4]

[1] Share of the Group.
[2] Return on capital employed.
[3] Capital expenditures in relation to depreciation.
[4] Working capital in relation to net sales.

Packaging

SCA is a full-service supplier of packaging solutions for a large number of applications, including consumer and display packaging, shelf-ready packaging, customised protective packaging and transport packaging made from corrugated board, as well as an entire service concept aimed at manufacturers, distributors and retailers. Most of SCA's packaging is used for food, consumer durables and industrial products.

Packaging

Sales: SEK 33,441m (33,728) –1%
Operating profit: SEK 1,493m (2,651) –44%
Average no of employees: 22,828 (23,561) –3%
Production: more than 200 facilities in 28 countries in Europe and Asia.
Strategic priorities:

- Implement rationalisation and efficiency enhancements to achieve higer profitability
- Increase the proportion of complete packaging solutions
- Lead development in the packaging market through innovation and product development
- Capitalise on growth opportunities in rapidly expanding markets and profitable segments

Target: A minimum return on capital employed of 10% over an economic cycle.
Market position: SCA is Europe's second largest producer of corrugated board and containerboard and one of the largest producers of corrugated board in China, an extremely fragmented market.
Innovation and product development: SCA develops complete packaging solutions. SCA's aim is to adapt and optimise the functionality of its packaging solutions based on logistics requirements and to deliver a complete solution for each stage of the packaging chain. This simplifies the packing and handling of goods and makes transports more efficient and cost effective. SCA is the market leader within packaging design, which is becoming an increasingly important competitive tool, particularly in the area of consumer goods. The company's aim is to create attractive opportunities for product display and to strengthen brand recognition, which is a key part of a product's market communication.
Production and business processes: Measures are currently being under implementation to streamline production and to reduce capital tied up in machinery, goods and flows. These initiatives are supported by investments in modern equipment, more efficient logistics and employee competence.

Strategy

With a combination of in-depth knowledge of materials, modern packaging design and know-how in the retail trade area, SCA is a full-service supplier of packaging and packaging solutions.

SCA has developed three value offerings that cover the full packaging chain of its customers, a cooperative approach that also includes customers' marketing and sales organisations:

- Packaging shall be a key part of market communication and have an attractive design and high-quality printing: Be seen.
- Cost-effective transport requires optimisation of packaging space based on logistic principles, with an optimal strength-to-weight ratio: Be moved.
- Customers' production must function seamlessly in the actual packaging process and also throughout their internal distribution chain for packaged goods: Be secure

Strengthening the company's leading position within packaging innovation and design is a strategic priority for SCA. With 16 Design Centers in Europe and Asia, SCA offers unique strategic expertise and competitiveness. At SCA's Design Centers, new packaging solutions are developed, and new technologies, material solutions and design tools are tested in close cooperation with customers.

As Europe's second largest supplier of corrugated board packaging, SCA has a considerable opportunity to consolidate within its own existing structure, focusing on market segments featuring products with high-value content. Efficient production and distribution to strengthen cash flow and profitability is also a priority.

In the fast-growing markets in Eastern Europe and Asia, SCA is primarily seeking growth within high-value segments, such as packaging solutions for consumer electronics, car parts and other high-quality consumer packaging, in which SCA has achieved leading positions. SCA has some 17 facilities in Asia and 35 in Eastern Europe.

Over the last few years, a major programme has been ongoing that involves the streamlining of production and the closure of units to strengthen competitiveness through cost-efficient production.

During the year, SCA divested its conventional corrugated business in the UK and Ireland and is thus focusing on more specialised high-value segments in these markets.

SCA's sales by product segment


Conventional corrugated board packaging, 70%
Consumer packaging, 16%
Protective packaging, 3%
Service, 6%
Industrial packaging, 4%
Other, 1%

SCA's sales by region


Europe, 90%
Asia, 5%
Other, 5%

Market

The European corrugated-board market is valued at approximately SEK 200bn and generates annual growth of 2-3% over a business cycle. While growth in transport packaging varies depending on trends in the trade and manufacturing industries, demand for consumer-goods packaging is more stable and follows consumption trends. SCA is the second largest player in Europe, with a market share of 11%. The negative impact on the European corrugated-board market was significant as a result of the economic slowdown in 2008.

Corrugated board

Needs-adapted and purpose-designed packaging is a prerequisite for international trade and is thus a crucial factor in ensuring the welfare of the global economy. A current trend is to use the same packaging to transport, market and sell its content. This means that packaging is increasingly being used for brand and market communication.

The two largest market segments for corrugated-board packaging are the food and manufacturing industries, which account for approximately 40% and 30%, respectively. The largest segment in the food industry is processed food, followed by fresh food and beverages. Consumer durables is another major market category. Thanks to its market-leading position in innovation and design, SCA is particularly strong in the more advanced food and consumer-durables segments. The Group holds large market shares in the fast-growing area of international luxury goods, which imposes strict demands in terms of the quality and appearance of packaging. SCA also has favourable market positions within transport packaging, often based on its long-term relations and cooperation with global and European customers seeking partners for complete packaging solutions, including logistics and design solutions.

Since corrugated board is relatively bulky and expensive to transport in relation to its value, production is carried out in close proximity to the customers' production facilities. The level of consolidation in the European market remains low and there are a large number of small and mid-sized producers. The production operations of the five largest producers account for approximately 45% of the European market.

As a result of the slump in the economy in 2008, demand in the European corrugated board market dropped sharply.

Containerboard

SCA is Europe's second-largest producer of containerboard, with production operations at seven mills, five of which produce recycled qualities. Similar to the corrugated-board market, the containerboard market is fragmented. The five largest producers account for about 40% of the total market in Europe. The decline in demand in 2008 has meant that manufacturers have not yet succeeded in reducing producer inventories, which are significantly higher than in the preceding year. This resulted in a fall in prices during 2008.

Corrugated board, producers in Europe (capacity)

- Smurfit Kappa, 20%
- SCA, 11%
- SAICA, 5%
- Mondi, 5%
- Other, 59%



Market data is based on SCA's estimations.

Containerboard, producers in Europe (capacity)

- Smurfit Kappa, 15%
- SCA, 8%
- SAICA, 6%
- Mondi, 6%
- Other, 65%



Source: Pöyry

Operations in 2008

Key events
- Sale of conventional corrugated board business in the UK and Ireland to Spanish company SAICA for EUR 125m
- Decision to close the containerboard mill in New Hythe in the UK in 2010
- Continued restructuring work involving streamlining
- Investments in France and Poland, and in a new Design Center in Limoges, France

Net sales declined by 1% to SEK 33,441m (33,728). Adjusted for divestments of operations in North America in 2007 and the UK and Ireland in 2008, net sales rose by 3%. The increase is primarily attributable to a 3% price hike for corrugated board. Exchange-rate fluctuations had a positive effect of 2% on net sales. Demand for corrugated board declined gradually during the second half of the year in all major markets due to the weak economy and deteriorating demand, particularly from the manufacturing industry. Price pressure intensified as a result of the strain created by large stocks of containerboard held by producers.

Operating profit declined by 44% to SEK 1,493m (2,651). Higher corrugated board prices were not sufficient to offset rising raw material, energy and transport costs. During the year, SCA reduced its liner production by 149,000 tonnes, which had a negative impact on earnings.

Operating cash surplus amounted to SEK 3,062m (4,058), and operating cash flow increased to SEK 1,267m (1,150). The reduced operating cash surplus and the increase in current capital expenditure were primarily offset by a decline in tied-up working capital, but also by lower payments for efficiency programmes.

Investments included a new corrugated board mill in Nantes, France, a new Design Center in Limoges, France, aimed at customers in the luxury segment, and the expansion of two packaging facilities in Poland.

Divestments included the conventional corrugated board business in the UK and Ireland at a price of EUR 125m. This divestment will improve earnings and cash flow. SCA also decided to close its containerboard facility in New Hythe in the UK, with a capacity of 240,000 tonnes, in 2010. Accordingly, SCA is now concentrating its operations in the UK and Ireland on the more specialised high-value segment.

The future
SCA Packaging is an operating area that is sensitive to economic fluctuations and declining demand can be expected to exert continued pressure on sales, earnings and margins in 2009. SCA is making long-term investments in developing its leading positions within advanced packaging in high-value segments, in accordance with its strategy to become a full-service supplier of packaging solutions. These segments have a more stable growth rate and will offer SCA future expansion opportunities with favourable profitability.

Key figures

SEKm	2008	Group share, %	2007
Net sales	33,441	30	33,728
of which internal	675		489
Operating cash surplus	3,062	22	4,058
Change in working capital	562		–674
Current capital expenditures	–2,118	39	–1,911
Other changes in operating cash flow	–239		–323
Operating cash flow	**1,267**	**16**	**1,150**
Operating profit	1,493	17	2,651
Operating margin, %	4		8
Capital employed	26,362	25	26,738
ROCE, %	6		10
Strategic investments			
plant and equipment	–267	9	–437
restructuring costs	0		–1
company acquisitions/ divestments	1,145		2 699
Average number of employees	22,828	44	23,561

Net sales and operating margin


SEKm
12 %
40,000
32,000
24,000
16,000
8,000
0
10
8
6
4
2
0
2004
2005
2006
2007
2008
Net sales
Operating margin

Operating cash flow


SEKm
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008

Operating profit and ROCE


SEKm
18 %
2,500
2,000
1,500
1,000
500
0
15
12
9
6
3
0
2004
2005
2006
2007
2008
Operating profit
ROCE

Essentials for
keeping up-to-date





Net sales, 15% [1]



Operating profit, 25% [1]



Capital employed, 30% [1]



Av. no. of employees, 8% [1]

16,710	**2,207**	**13%**	**7%**	**67%**	**20%**
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE [2]	Capital expenditure [3]	Working capital [4]

[1] Share of the Group.
[2] Return on capital employed.
[3] Capital expenditures in relation to depreciation.
[4] Working capital in relation to net sales.

Forest Products

Forest Products offers its customers magazine paper, newsprint, pulp, timber, solid-wood products, finished wood components for building construction and furniture manufacturing, customised wood products for the building trade, timber and biofuel.

Forest Products

Sales: SEK 16,710m (18,744) –5%*
Operating profit: SEK 2,207m (2,870) –23%
Average no. of employees: 4,224 (4,092) +3%
Production: 12 facilities in three countries
Strategic priorities:

- Implement rationalisation and efficiency enhancements to achieve higher profitability
- Continue to shift towards increasingly developed products in high-quality segments within publication papers and solid-wood products
- Continue to improve integration between forest and industrial operations
- Utilise the commercial strength of SCA's leading position in the environmental area, its use of a renewable raw material and its recycleable products

Target: A minimum of 11% return on capital employed over an economic cycle.
Market position: SCA is the sixth largest publication papers manufacturer and one of the ten largest wood product manufacturers in Europe. SCA is Europe's largest private forest owner, with a holding of 2.6 million hectares of forest, of which 2.0 million in cultivated.
Brands: New product brands include Luna, a newly developed pulp grade with high absorption capacity, and Grapho Verde, a high-quality magazine paper with more than 50% recycled fibre.
Innovation and product development: Innovation is a key component of SCA's strategy to shift its operations towards increasingly developed products in high-value segments. The properties of the company's publication papers are developed continuously, enabling the product to match a newspaper's or magazine's profile and message.

Within wood products, SCA develops "Visible wood", products for interiors and carpentry. "Developed wood" refers to products that are customised for the next stage in the processing chain and are supported by services and warehousing integrated into the customer's distribution and sales.
Production and business processes: SCA's top priority is the implementation of rationalisation programmes that also encompass distribution, reducing capital tied up in inventories, machines and flows, and reviewing administration, personnel requirements and purchasing. The operations are integrated in a self-controlled production chain from the company's forest operations to the sale of value-added products. The operations are governed and controlled through such actions as measuring delivery quality, customer and employee satisfaction, ISO certification and third-party certification of SCA's forest management and sustainability work.

* Net sales for 2007 include SCA's transport operations in the amount of SEK 1,202m. From 2008, sales related to this business will be recognised as other income, which is why the percentage deviation given above does not include this sales amount.

Strategy

SCA has achieved a long-term position as one of Europe's most profitable producers of forest products based on its in-depth consumer and customer insight, innovative ability, efficient production, high value-added products, integration with SCA's own wood raw material and a sustainability perspective at all levels.

SCA specialises in the prime quality segments within magazine paper: SC and LWC paper. These grades of paper are used for magazines, catalogues and advanced printed advertising, which are all areas that offer favourable long-term growth in the Western European market. This focus on quality segments is supported by the company's in-depth knowledge of pulp production, as well as its capacity for innovation and ability to select the right raw materials for specific pulp and paper grades.

In the solid-wood products area, the strategy is to grow toward more processed and customised components in markets that offer long-term growth. SCA's own raw materials, production and logistics expertise, and closer cooperation with customers, generate competitive advantages. SCA is a qualified supplier to the house building, home furnishings and furniture industries for panels, floors, windows, doors and furniture. Another growing market is semi-industrial and industrial wood input materials, which are delivered as finished products in various lengths, dimensions and quality of selected raw materials. Products for the "do-it-yourself" market and the building materials trade are delivered planed and prepackaged.

SCA works in close cooperation with its customers in its principal markets in Scandinavia, France and the UK. In the eastern US and Japan, SCA is a specialised supplier within a small number of segments in several niche markets.

Integration of SCA's own wood raw material is a key aspect of the company's strategy that contributes to a stable cash flow and reliable supplies and facilitates quality and cost control. SCA's forest holding is becoming increasingly important as competition for timber raw material in northern Europe intensifies and demand for biomass from the energy sector grows. Having its own logistics is part of the company's integration strategy for its loading and unloading terminals in Sweden and on the continent and for transports on environmentally sound vessels.

SCA's forest assets are located in northern Sweden, where the Group has built up an efficient supply system for its own mills and sawmills. The company's forest holdings are managed on a very long-term basis.

Forest Products' operations are primarily based on renewable energy, including residual products from felling. Self-generated process power is increasing continuously. SCA has decided to make a major investment in wind power in cooperation with the Norwegian company Statkraft. A total of 2,800 GWh of electricity annually is planned from wind farms on SCA's land in Sweden.

SCA's sales by product segment

- SC paper, 18%
- LWC paper, 18%
- Newsprint, 17%
- Solid-wood products, 22%
- Timber, 14%
- Pulp, 11%



SCA's sales by region

- Europe, 90%
- North America, 3%
- Asia, 5%
- Africa, 2%



Market

The European market for publication papers amounts to SEK 130bn. Magazine paper accounts for approximately 60%, while newsprint makes up the remainder. The newsprint market has a stable volume trend over the business cycle, while magazine paper is growing by approximately 2%. The European market for solid-wood products is valued at about SEK 130bn. In 2008, a decline in housing construction was noted in all major European countries, which adversely impacted the market for solid-wood products. The number of building permits indicates a continued low level of activity and several sawmills have issued notice of termination of employment, while several plant closures are also in progress.

Publication papers

SCA sells publication papers in 40 countries. Its principal market is Western Europe and major publishers of newspapers and magazines. The demand trend is weaker for newspapers than for magazines, catalogues and advanced printed advertising matter, which are SCA's main business focus. The magazine market has a higher long-term growth rate and requires high paper grades to achieve an attractive appearance and long service life. Demand for publication papers is sensitive to fluctuations in the advertising market. The European advertising market gradually weakened during 2008.

The European publication papers market is highly consolidated. The five largest players have a market share of 80% or more for most paper grades. SCA is the sixth largest publication papers manufacturer in Europe. SCA is the seventh largest among manufacturers of LWC paper and fifth among producers of SC paper and newsprint.

Publication papers definitions

LWC paper *Light Weight Coated*
A coated paper with a high mechanical pulp content. Used for high-quality magazines and advertising materials with demanding colour-printing requirements.

SC paper *Supercalendered publication*
A paper with a high-gloss surface and a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Newsprint
A paper used for newspapers that is based on mechanical pulp from fresh wood fibre or recycled fibre.

Publication papers, producers in Europe (capacity)

- UPM-Kymmene, 23%
- Stora Enso, 20%
- Norske Skog, 12%
- Myllykoski, 10%
- Holmen, 7%
- SCA, 6%
- Other, 22%



Source: Pöyry.

Pulp, timber and solid-wood products

Forest Products has a pulp capacity of 515,000 tonnes. Approximately 40% of this capacity is utilised within SCA for the production of tissue and publication papers. The remainder is sold to external customers. The pulp market is exposed to significant fluctuations in volume and price due to intense international competition. SCA has positioned itself in the high-quality segment based on its excellent access to and expertise in unique long-fibred Nordic wood raw material.

The European market for solid-wood products amounts to approximately SEK 130bn, with demand primarily coming from the construction and house building industries, which are relatively cyclical. SCA has further developed its operations towards processed and customised semi-finished products and components with high-value content and more balanced demand. SCA's sawmill operations are the ninth largest in Europe. The industry is dominated by many small and mid-sized sawmills. The five leading suppliers combined account for only about 22% of the European market.

SCA is Europe's largest private forest owner with a total of 2.6 million hectares. More than 75% of this holding is used for the company's own industrial operations, with approximately 5% set aside to preserve important natural value. The remainder comprises forests of low industrial value. The company's forests are managed sustainably, which means that growth exceeds felling, and are managed to the highest standard according to the Forest Stewardship Council.

In Sweden, SCA's industries capitalise on the high quality of the raw material from its own forests. In the southern UK, far from the forests but close to Europe's largest concentration of paper consumers, the jointly owned company Aylesford Newsprint uses 100% recovered paper in the production of newsprint. In Austria, close to the large forests of the alpine region and major population centers, SCA utilises fresh fibre from the forest and recovered fibre in the production of high-quality newsprint.

SCA is also one of Europe's largest suppliers of forest biofuels, including branches, tops, roots, bark, sawdust, peat and such processed products as pellets and briquettes. SCA BioNorr supplies households and heating operations in Europe with pellets. This market is growing by more than 20% annually and continues to have excellent growth prospects. The company's market share in Sweden is approximately 10%.

Source: Pöyry and Svebio

Operations in 2008

Key events
- Intensified efficiency enhancement measures and cost-cutting measures to achieve higher profitability
- New facility in Munksund for window components
- Decision regarding investment in the sawmill in Tunadal
- Improvements made in the supply chain to the construction industry and the building materials trade to capture market positions in closer proximity to customers and consumers

Net sales declined by 5% to SEK 16,710m (18,744), adjusted to reflect the fact that SCA's transport operations were reported as other income in 2008. Sales for the publication papers business rose by 3% as a result of higher prices and volumes. The decline in demand for solid-wood products accelerated as the recession took hold during the year and construction in Western Europe declined. Sales of solid-wood products fell by 19% on account of lower prices and volumes. The pulp market was also exposed to pressure as volumes declined and the price trend weakened.

Operating profit declined by 23% to SEK 2,207m (2,870). Despite higher selling prices compared with the preceding year, profit generated by the publication papers business declined due to higher raw material and energy costs. Solid-wood products had a negative impact on profit due to lower selling prices and increased timber expenses. The operating profit generated by pulp operations was lower than the preceding year, at the same time as earnings from forest operations improved. This resulted in a lower operating margin of 13.2% (15.3). Efficiency enhancements and cost-cutting measures were prioritised on account of this decline in profit. Toward the latter part of the year, raw material and energy prices dropped from the exceptionally high levels that prevailed during the first six months of the year.

Operating cash surplus amounted to SEK 2,880m (3,798) and operating cash flow to SEK 1,697m (2,249). The decline in operating cash flow was primarily related to a lower operating cash surplus.

Capital expenditures amounted to SEK 1,426m (1,231). A new component facility was started up in Munksund, an investment that totalled SEK 93m. Production primarily comprises window components for a major customer and involves significant rationalisation and key steps to achieve a higher rate of refinement. Several initiatives and projects were implemented during the year to establish even stronger market positions in closer proximity to customers, including improvements made in the supply chain to the construction industry and the building materials trade.

SCA also decided to make an investment totalling SEK 210m in the sawmill in Tunadal, where an automated sorting facility was installed. This investment will cut production costs and boost the production volume, while improving quality and increasing the output of finished products in relation to the amount of timber. The main markets are Scandinavia, the UK and France.

The future

The intensive efforts aimed at strengthening profitability continues. SCA Forest Products' relatively strong position provides the company with opportunities to capture market shares in a weak market. Moreover, access to the company's own wood raw material and SCA's environmental profile promote long-term competitiveness. Innovation and product development will continue, with a focus on added value, customisation in segments with favourable price trends and growth to achieve a higher level of profitability. SCA's forest holding, own supply of energy and focus on biofuel form the basis of its continued sustainability work.

Work aimed at implementing SCA's wind power investments also continues based on the agreement the Group signed with the Norwegian company Statkraft in 2007. The goal is to construct wind power plants on SCA's land, with a capacity of 2,400 GWh of electricity annually for industrial operations in Sweden.

Key figures

SEKm	2008	Group share, %	2007
Net sales	16,710	15	18,744
of which internal	1,575		2,134
Operating cash surplus	2,880	21	3,798
Change in working capital	–226		–464
Current capital expenditures	–874	16	–1,073
Other changes in operating cash flow	–83		–12
Operating cash flow	**1,697**	**21**	**2,249**
Operating profit	2,207	25	2,870
Operating margin, %	13		15
Capital employed	30,964	30	26,649
ROCE, %	7		11
Strategic investments			
plant and equipment	–552	18	–158
restructuring costs	0		0
company acquisitions/ divestments	–25		–137
Average number of employees	4,224	8	4,092

Net sales and operating margin


SEKm
%
20000
16000
12000
8000
4000
0
18
15
12
9
6
3
0
2004
2005
2006
2007
2008
Net sales
Operating margin

Operating cash flow


SEKm
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008

Operating profit and ROCE


SEKm
%
2,500
2,000
1,500
1,000
500
0
12
10
8
6
4
2
0
2004
2005
2006
2007
2008
Operating profit
ROCE

Main raw materials, energy and transport 2008

Timber/chips

9.2 million cubic metres

44% from own forest, 56% purchased externally

Personal Care 0%	Tissue 10%	Packaging 18%	Forest Products 72%

Market pulp

1.8 million tonnes

40% from own pulp mills, 60% purchased externally

Personal Care 21%	Tissue 72%	Packaging 0%	Forest Products 7%

Recovered paper

4.4 million tonnes

37% from own collection, 63% purchased externally

Personal Care 0%	Tissue 36%	Packaging 45%	Forest Products 19%

Energy

28.7 TWh

23% from electricity, 47% from fossil fuels, 30 % from biofuels

Transport

34.4 billion tonne kilometres

70% by sea, 30% by other means of transport

Risk exposure

SCA is exposed to a number of risks that may exert a greater or lesser material impact on the Group. A natural part of SCA's activities is to identify and manage these risks that might constitute a threat to strategic, operational and financial objectives.

SCA's business focus and integrated structure entails lower risk and greater stability in earnings and cash flow. The Group's integrated raw material flows generate a high level of stability in the value chain, from forestland to finished consumer products.

The table above shows the level of integration in the value chain. In 2008, SCA was 44% self sufficient in wood raw material. The wood fibre is used to manufacture pulp, containerboard, publication papers and within sawmill operations. The pulp is then used in the manufacture of tissue and personal care products. Forest waste is used in biofuel operations. The energy generated in the production process is used internally or sold. SCA is also a major player in the recovered fibre market and in 2008 collected 37% of the Group's total recovered paper requirement.

Risk management processes

SCA's risks are managed at various levels within the company. SCA's Board decides on the Group's strategic direction based on recommendations from Corporate Senior Management. The main responsibility for long-term and overall management of strategic risks also rests with Corporate Senior Management, but a large part of risk management is carried out at local level. Most operational risks are handled by SCA's business groups but are coordinated by Senior Management and its corporate staffs. The tools for this work primarily comprise continuous reporting by the business groups and the annual strategy process, which includes risks and risk management as part of the process.

SCA has also established a corporate internal audit unit, which ensures that the organisation complies with the Group's policies, for example, as regards various types of risk management. A description of the management structure within SCA is provided in the Corporate Governance Report on page 81.

SCA classifies its risks in three categories:
- Strategic
- Operational
- Financial

A description of the most important strategic and operational risk is provided below. Financial risks including financial risk management are outlined in Note 2 on page 48. The Board's report on internal control of financial reporting, found on page 84, describes the risks related to the financial reporting.

Strategic risks

Risk	Action
Business environment risks	
SCA is affected by political decisions and regulatory changes in 90 countries in which the Group conducts operations. These relate to decisions concerning price control, uncertainty in connection with new political leadership or changes in financial policies. Another type of external risk is revised rules and regulations in the form of changes to tax rates, environmental fees, the health insurance system and competition regulations.	SCA seeks to understand and manage these business risks by conducting extensive monitoring of the business environment and through active participation in industry organisations.
Changes in customer and consumer behaviour	
Changed customer and consumer behaviour can have a negative effect on demand for certain products and thus on profitability.	To minimise the risk that a possible competing substitute results in reduced demand for SCA's products, there is continuous monitoring of research and market development. SCA also conducts its own research and development. Development work is often carried out in direct cooperation with customers, which makes it possible to notice changed customer behavior at an early stage.
Environmental impact and climate change	
SCA's operations can have an impact on air, water, land and biological processes. These effects may also lead to costs for restoring the environment.	These risks are minimised through preventive work in the form of certified environmental management systems, environmental surveys in conjunction with acquisitions, and decontamination projects when production facilities are closed down. The matter of the economic effect of climate change is growing in importance. SCA makes active efforts to reduce the Group's environmental impact by reducing energy consumption and carbon-dioxide emissions. SCA provides a detailed description of environmental impact and issues surrounding climate change in its Sustainability Report.
Change in value of intangible assets	
A less favourable perception of SCA as a company or SCA's brands may exert a negative impact on the Group's earnings over time.	SCA makes every effort to avoid actions that might harm the Group's good reputation and has therefore drawn up a Code of Conduct, which is described in its Sustainability Report. The Code summarises the Group's approach that a successful company is based on a combination of strong financial results, environmental consideration and social responsibility. SCA owns a large number of patents. By using a combination of confidentiality agreements, professional secrecy clauses and contracts, SCA works continuously to strengthen the protection provided by patent, copyright and trademark law.

Operational risks

Risk	Action
Dependence on major customers	
A consolidation process is taking place in several of SCA's sales channels toward fewer, but larger, players, which increases dependence on individual customers. This increase in dependence can result in negative consequences if SCA does not to fulfil the customer demands placed.	SCA reduces its dependence on individual customers and customer groups by selling to a number of different sectors. Operations outside Europe are growing, which also reduces dependence on individual customers, since the number of global customers is small. SCA works continuously on product offerings and marketing to ensure that it does not lose important customer contracts.
Ability to meet competition	
SCA's competitors mainly comprise a small number of major international players. The competitive situation has a direct impact on SCA's pricing and sales volumes.	SCA meets its competition by focusing on innovation, product development, marketing and sales, and efficient manufacturing and logistics. Research and development is conducted at a local and central level within the areas of materials, technology and product development.
Supplier risks	
SCA is dependent on suppliers and their ability to deliver products at the right time, with the right quality and price.	SCA has contracts with several suppliers and continuously enters into supply agreements covering various durations. The agreements ensure delivery of a significant proportion of input goods at the same time as the effects of sudden cost increases are restricted.
Raw material flows (including energy)	
SCA depends on continuous and cost-efficient flows of such raw materials as pulp, wood fibre, recovered paper and energy for its operations.	By applying SCA's integrated business model, risks associated with the supply of and price fluctuations in raw materials are reduced. Price hedging of energy is described in Note 2.
Employee-related risks	
SCA must remain an attractive employer in order to continue to ensure a supply of competent and motivated employees.	SCA works with skills development for all categories of employees by participating in labour market days and working together with recruitment agencies to ensure that new skills are added to the company. A large number of the Group's employees are covered by collective agreements and SCA endeavors to maintain good relations with employees and their representatives.
Risks associated with fixed assets	
SCA has a large number of plants throughout the world, many of which are in continuous operation. Interruptions to operations lead to disruptions and costs.	SCA has established a central staff function to develop loss-prevention measures at the plants at the same time as Group-wide insurance solutions for events such as fire or other disruptions have been introduced.
Legal and administrative risks	
Lengthy and expensive litigation can have negative consequences for the Group's reputation. Risks may also be associated with inadequacies in administrative procedures.	SCA continuously monitors its manufacturing processes and administrative processes to ensure that products and operations comply with applicable laws and regulations. Risks associated with inadequacies in internal procedures are limited through control and monitoring routines.

New environmental target

A new, ambitious carbon-dioxide target, signing the UN's Global Compact and a pioneering wind-power project are some of the highlights of SCA's sustainability year 2008.

SCA established its first carbon-dioxide target as early as 2001. This year, SCA took another step forward with its new, quantifiable carbon-dioxide target. By 2020, the Group will reduce its carbon-dioxide emissions in relation to production by 20%, measured from 2005 levels.

This is an ambitious target in line with the EU's climate objectives. SCA is an energy-intensive company and significant investments are needed to achieve this environment target.

SCA works systematically to replace its use of coal and oil with natural gas and biofuel. Another way of reducing greenhouse-gas emissions is to identify new sources of energy. The SCA and Norwegian company Statkraft's wind-power project is an example of this. Once operating at full capacity, the project is expected to generate 2,400 GWh of wind-power electricity per year.

Consultations were held with municipalities, authorities, landowners and local residents in the autumn. The general reaction was positive and at the end of the year, Statkraft SCA Vind AB submitted its application to the Jämtland and Västernorrland County Administrative Boards for the permission to construct 455 wind power plants in six wind parks in central Sweden. If the application is approved, construction is scheduled to begin in autumn 2009.

During the year, SCA signed the United Nations Global Compact. The Global Compact initiative brings together more than 5,000 corporate participants from 120 countries, who strive toward adopting sustainable and socially responsible policies. The initiative contains ten principles on human rights, labour standards, the environment and anti-corruption.

The Global Reporting Initiative's (GRI) guidelines have been applied to SCA's Sustainability Report at A-level and a detailed GRI index table with comments is also available at www.sca.com. A certain amount of social data has been examined by PricewaterhouseCoopers, and environmental data and the use of resources by Deloitte.

SCA's Sustainability Report is available in English and Swedish at www.sca.com and in a printed version. The Sustainability Report is also SCA's Communication on Progress, a document required of all Global Compact signatories.

For more information:

- SCA's and Statkraft's wind-power project www.vindkraftnorr.se
- SCA's sustainability objectives and GRI report www.sca.com/en/Sustainability/
- Global Compact www.unglobalcompact.org

Read more at www.sca.com or in the SCA Sustainability Report.



TORK WON ANTARCTIC CONTRACT THANKS TO STRONG ENVIRONMENTAL PROFILE

High product quality and a strong environmental profile worked to Tork's advantage when the Antarctic research station operated by New Zealand chose a tissue supplier.

SCA has supplied New Zealand's Antarctic programme with tissue for eight years, and in 2007 the contract was renewed. The contract comprises the supply of toilet tissue to the Scott Base Antarctic research station and its offices in Christchurch, New Zealand. Scott Base provides services and accommodation for the many research groups that visit Antarctica during the summer.

Michael Nottage, Purchasing Officer for Scott Base, says that SCA won the contract because it offers a "trusted quality brand" and because of "SCA's environmental profile and its compliance with the government of New Zealand's sustainable procurement initiative (Govt3)."

"When we presented ourselves last year, they were also interested in the fact that SCA Tissue Europe supplies tissue to the British Antarctic bases. The British business was also won on the basis of SCA's strong environmental credentials," says Tim Gunther, Account Manager at SCA Australasia's AFH division in Christchurch.

"SCA helps to reduce waste and storage space, which are important in such an isolated part of the world. No waste stays on the ice – it is all shipped back to New Zealand for recycling or disposal. Unfortunately, the research station's limited sewage system is only able to cope with one-ply toilet tissue – much to the disapproval of some staff on the base," says Tim Gunther.

In January each year, Scott Base orders paper to last the entire year. The paper is shipped from Christchurch, which takes about ten days.



Every year, the US and New Zealand compete in a rugby match on the ice outside the Scott Base on Antarctica.

Financial statements, Group

Income statement

Group	Note	2008 SEKm	2008 EURm [1]	2007 SEKm	2007 EURm [1]	2006 [4] SEKm	2006 [4] EURm [1]
Net sales	6	110,449	11,532	105,913	11,456	101,439	10,972
Cost of goods sold	5	–89,684	–9,362	–84,812	–9,169	–82,368	–8,909
Gross profit		**20,765**	**2,170**	**21,101**	**2,287**	**19,071**	**2,063**
Sales and administration expenses	5	–12,236	–1,280	–11,303	–1,221	–10,591	–1,146
Items affecting comparability	5	–	–	300	32	–	–
Share of profits of associates		25	3	49	5	25	3
Operating profit		**8,554**	**893**	**10,147**	**1,098**	**8,505**	**920**
Financial income	9	246	26	193	21	179	19
Financial expenses	9	–2,563	–268	–2,103	–227	–1,851	–200
Profit before tax		**6,237**	**651**	**8,237**	**891**	**6,833**	**739**
Tax	10	–639	–67	–1,076	–116	–1,366	–148
Profit for the year		**5,598**	**584**	**7,161**	**775**	**5,467**	**591**
Earnings attributable to:							
Equity holders of the Parent Company		5,578	582	7,138	772	5,437	588
Minority interests		20	2	23	2	30	3
Earnings per share							
Earnings per share, SEK - equity holders of Parent Company							
before dilution effects		7:94		10:17		7:76	
after dilution effects		7:94		10:16		7:75	
Dividend per share, SEK		3:50 [2]		4:40		4:00	
Profit for period attributable to equity holders of the Parent Company		**5 578**		**7,138**		**5,437**	
Average number of shares before dilution, million		702.2		701.8		701.0	
Warrants		0.2		0.4		0.4	
Average number of shares after dilution		**702,4**		**702.2**		**701.4**	

By business area SEKm	Net sales 2008	Net sales 2007	Net sales 2006	Operating profit 2008	Operating profit 2007	Operating profit 2006
Personal Care	23,331	22,101	21,272	2,912	2,960	2,799
Tissue	38,380	33,332	31,336	2,375	1,724	1,490
Packaging	33,441	33,728	33,353	1,493	2,651	2,072
Forest Products	16,710	18,744	17,651	2,207	2,870	2,475
Publication papers	9,015	8,715	8,930	402	537	818
Pulp, timber and solid-wood products	7,695	10,029	8,721	1,805	2,333	1,657
Other	1,468	1,336	1,191	-433	-58	-331
Intra-Group deliveries	–2,881	–3,328	–3,364		–	–
Total	**110,449**	**105,913**	**101,439**	**8,554**	**10,147**	**8,505**

[1] Average exchange rate of 9.58 (9.25, 9.25) was applied in translation to EUR.

[2] Board proposal.

[3] Operating profit for 2007 includes Other items affecting comparability in the amount of SEK 300m.

[4] Cost of goods sold and Sales and administration expenses, etc. are pro-forma and prepared based on the relation in 2008.

Consolidated statement of recognised income and expense

SEKm	2008 Equity attributable to equity holders of the Parent Company	2008 Minority interests	2008 Total equity	2007 Equity attributable to equity holders of the Parent Company	2007 Minority interests	2007 Total equity
Income and expenses recognised directly in equity						
Actuarial gains and losses related to pensions, incl. payroll tax	–3,335	13	–3,322	1,236	–6	1,230
Available-for-sale financial assets:						
Losses from fair value measurement recognised in equity	–599		–599	–255		–255
Transferred to income statement at sale	0		0	–34		–34
Cash flow hedges:						
Gains or losses from remeasurement of derivatives recognised in equity	–312		–312	63		63
Transferred to income statement for the year	58		58	–25		–25
Transferred to cost of hedged non-current assets	–5		–5	2		2
Translation differences in foreign operations	2,757	128	2,885	–17	40	23
Gains on hedges of net investments in foreign operations	763		763	360		360
Tax on items recognised directly in/transferred from equity	1,016	–3	1,013	–310	2	–308
Total transactions recognised directly in equity	**343**	**138**	**481**	**1,020**	**36**	**1,056**
Profit for the year recognised in the income statement	5,578	20	5,598	7,138	23	7,161
Total income and expenses recognised for the year	**5,921**	**158**	**6,079**	**8,158**	**59**	**8,217**

Operating cash flow statement, supplementary disclosure

Group	2008 SEKm	EURm[1]	2007 SEKm	EURm[1]	2006 SEKm	EURm[1]
Operations						
Net sales	110,449	11,532	105,913	11,456	101,439	10,972
Operating expenses	-95,709	-9,993	-86,095	-9,312	-86,774	-9,386
Operating surplus	**14,740**	**1,539**	**19,818**	**2,144**	**14,665**	**1,586**
Adjustment for significant non-cash items	-871	-91	-4,532	-490	-542	-59
Operating cash surplus	**13,869**	**1,448**	**15,286**	**1,654**	**14,123**	**1,527**
Change in						
Operating receivables	798	83	-1,967	-213	-1,407	-152
Inventories	-363	-38	-1,765	-191	-801	-87
Operating liabilities	-454	-47	2,433	263	1,414	153
Change in working capital	**-19**	**-2**	**-1,299**	**-141**	**-794**	**-86**
Current capital expenditures	-5,353	-559	-5,165	-559	-5,672	-613
Restructuring costs, etc.	-684	-71	-695	-75	-1,353	-146
Operating cash flow	**7,813**	**816**	**8,127**	**879**	**6,304**	**682**
Financial items	-2,317	-242	-1,910	-207	-1,672	-181
Tax payments	-1,702	-178	-1,719	-186	-1,770	-191
Other	16	2	10	1	-90	-10
Cash flow from current operations	**3,810**	**398**	**4,508**	**487**	**2,772**	**300**
Strategic investments, restructuring costs and divestments						
Company acquisitions	-1,764	-184	-4,545	-492	-323	-35
Strategic capital expenditures, non-current assets	-3,109	-325	-1,342	-145	-935	-101
Strategic restructuring costs	0	0	0	0	-24	-3
Total strategic investments	**-4,873**	**-509**	**-5,887**	**-637**	**-1,282**	**-139**
Divestments	1,140	119	2,852	308	48	5
Cash flow from strategic restructuring costs, investments and divestments	**-3,733**	**-390**	**-3,035**	**-329**	**-1,234**	**-134**
Cash flow before dividend	**77**	**8**	**1,473**	**158**	**1,538**	**166**
Sale of treasury shares	28	3	55	6	79	9
Dividend to shareholders	-3,128	-327	-2,939	-318	-2,625	-284
Net cash flow	**-3,023**	**-316**	**-1,411**	**-154**	**-1,008**	**-109**

Net debt

	2008 SEKm	EURm[1]	2007 SEKm	EURm[1]	2006 SEKm	EURm[1]
Net debt, 1 January	**-37,368**	**-3,948**	**-36,399**	**-4,024**	**-39,826**	**-4,226**
Net cash flow	-3,023	-316	-1,411	-154	-1,008	-109
Remeasurements taken to equity	-3,523	-368	1,013	110	2,426	262
Currency effects, etc.	-3,088	334	-571	120	2,009	49
Net debt, 31 December	**-47,002**	**-4,298**	**-37,368**	**-3,948**	**-36,399**	**-4,024**

[1] Average exchange rate of 9.58 (9.25, 9.25) was applied in translation to EUR.

Cash flow statement

Group	2008 SEKm	2008 EURm*	2007 SEKm	2007 EURm*	2006 SEKm	2006 EURm*
Operating activities						
Profit before tax	6,237	651	8,237	890	6,833	739
Adjustment for non-cash items [1]	4,812	502	4,516	488	4,188	453
	11,049	**1,153**	**12,753**	**1,378**	**11,021**	**1,192**
Tax payments	–1,702	–178	–1,719	–186	–1,770	–191
Cash flow from operating activities before changes in working capital	**9,347**	**975**	**11,034**	**1,192**	**9,251**	**1,001**
Cash flow from changes in working capital						
Change in inventories	–363	–38	–1,765	–191	–801	–87
Change in operating receivables	798	83	–1,967	–213	–1,407	–152
Change in operating liabilities	–454	–47	2,433	263	1,414	153
Cash flow from operating activities	**9,328**	**973**	**9,735**	**1,051**	**8,457**	**915**
Investing activities						
Acquired operations [2]	–1,763	–184	–4,371	–473	–323	–35
Divested operations [3]	1,129	118	2,785	301	48	5
Investments in property, plant and equipment, and intangible assets [4]	–8,635	–901	–6,991	–756	–7,081	–766
Sale of property, plant and equipment	210	22	502	54	503	55
Loans granted to external parties	–1,171	–122	–397	–43	–1,146	–124
Cash flow from investing activities	**–10,230**	**–1,067**	**–8,472**	**–917**	**–7,999**	**–865**
Financing activities						
Sale of treasury shares	28	3	55	6	79	9
Loans raised	6,615	691	3,015	326	2,084	225
Dividend paid**	–3,128	–327	–2,939	–318	–2,625	–284
Cash flow from financing activities	**3,515**	**367**	**131**	**14**	**–462**	**–50**
Cash flow for the year	**2,613**	**273**	**1,394**	**148**	**–4**	**0**
Cash and cash equivalents at the beginning of the year	3,023	319	1,599	177	1,684	179
Exchange differences in cash and cash equivalents	102	–68	30	–6	–81	–2
Cash and cash equivalents at the end of the year [5]	**5,738**	**524**	**3,023**	**319**	**1,599**	**177**

* Average exchange rate of 9.58 (9.25; 9.25) was applied in translation to EUR.

** Including dividend to minority.

1) **Adjustment for non-cash items, SEKm**

	2008	2007	2006
Depreciation and impairment of non-current assets	6,211	9,719	6,185
Fair value measurement of forest assets	–720	–5,645	–304
Unpaid relating to efficiency programme	–	1,331	–
Payments relating to efficiency programme, previously recognised as liabilities	–616	–684	–1,353
Other	–63	–205	–340
Total	**4,812**	**4,516**	**4,188**

2) **Acquired operations, SEKm**

	2008	2007	2006
Non-current assets	1,487	3,064	121
Operating assets	132	347	98
Cash and cash equivalents	1	87	85
Provisions	–123	–20	–9
Net debt excl. cash and cash equivalents	–1	–174	–
Operating liabilities	–36	–67	–29
Minority interests	–	10	43
Fair value of net assets	**1,460**	**3,247**	**309**
Negative goodwill dissolved in income statement	–	–18	–
Goodwill	297	1,162	150
Acquisition price	**1,757**	**4,391**	**459**
Acqusition price	–1,757	–4,391	–459
Unpaid purchase price for acquisitions	–	9	75
Settled debt pertaining to acquisitions in earlier years	–7	–76	–24
Cash and cash equivalents in acquired operations	1	87	85
Effect on Group's cash and cash equivalents, acquisition of operations	**–1,763**	**–4,371**	**–323**

3) **Discontinued operations, SEKm**

	2008	2007	2006
Non-current assets	1,019	117	19
Operating assets	867	717	18
Cash and cash equivalents	19	–12	–
Non-current assets held for sale	–	2,385	–
Net debt excl. cash and cash equivalents	–11	–67	–
Provisions	–219	–26	–
Operating liabilities	–521	–302	–12
Liabilities held for sale	–	–55	–
Minority interests	–6	–7	–
Gain/loss on sale	0	28	23
Purchase price received	**1,148**	**2,778**	**48**
Less unpaid purchase price	–	–5	–
Cash and cash equivalents in divested operations	–19	12	–
Effect on Group's cash and cash equivalents, Discontinued operations	**1,129**	**2,785**	**48**

4) **Investments in property, plant and equipment and intangible non-current assets**

Investments in property, plant and equipment and intangible non-current assets and biological assets during the year totalled SEK 8,671m (7,009; 7,110) of which SEK 36m (18; 29) was financed through finance leases.

5) **Cash and cash equivalents, SEKm**

	2008	2007	2006
Cash and bank balances	1,462	1,681	1,280
Short-term investments, maturity <3 months	4,276	1,342	319
Total	**5,738**	**3,023**	**1,599**

The Group's total liquidity reserve at year-end amounted to SEK 12,343m (10,163; 10,497).

Interest paid, SEKm	2008	2007	2006
Interest paid	–2,096	–1,822	–1,747
Interest received	170	118	73
Total	**–1,926**	**–1,704**	**–1,674**

Correlation between cash flow statement and operating cash flow statement. Supplementary disclosures

Cash flow from operating activities

SEKm	2008	2007	2006
Cash flow from operating activities	9,328	9,735	8,457
Less			
Strategic restructuring costs	1	–	24
Add			
Current capital expenditures	–5,353	–5,165	–5,672
Accrued interest	–166	–62	–37
Cash flow from current operations as shown in the Operating cash flow statement	**3,810**	**4,508**	**2,772**

Cash flow from investing activities

SEKm	2008	2007	2006
Cash flow from investing activities	–10,230	–8,472	–7,999
Less			
Current capital expenditures	5,353	5,165	5,672
Payment of loans to external parties	1,171	397	1,146
Add			
Strategic restructuring costs	–1	–	–24
Net debt in acquired and discontinued operations	10	–107	–
Investments financed via leasing	–36	–18	–29
Cash flow from strategic investments, restructuring costs and divestments according to Operating cash flow statement	**–3,733**	**–3,035**	**–1,234**

Cash flow for the year

SEKm	2008	2007	2006
Cash flow for the year	2,613	1,394	–4
Less			
Payment of loans to external parties	1,171	397	1,146
Amortisation of debt	–	–	–
Loans raised	–6,615	–3,015	–2,084
Add			
Net debt in acquired operations	10	–107	–
Accrued interest	–166	–62	–37
Investments through finance leases	–36	–18	–29
Net cash flow according to Operating cash flow statement	**–3,023**	**–1,411**	**–1,008**

Balance sheet

Group	Note	31 Dec. 2008 SEKm	31 Dec. 2008 EURm[1]	31 Dec. 2007 SEKm	31 Dec. 2007 EURm[1]	31 Dec. 2006 SEKm	31 Dec. 2006 EURm[1]
Assets							
Non-current assets							
Goodwill	11	19,374	1,772	18,161	1,919	16,997	1,879
Other intangible assets	11	3,786	346	3,455	365	3,054	338
Buildings, land, machinery and equipment	12	63,700	5,825	56,447	5,965	56,588	6,256
Biological assets	13	24,711	2,260	23,905	2,526	18,082	1,999
Participations in associates	14	983	90	950	100	439	49
Shares and participations	15	73	7	68	7	79	9
Surplus in funded pension plans	26	843	77	2,137	226	1,419	157
Non-current financial assets	18	1,656	151	1,526	161	1,551	171
Deferred tax assets	10	1,073	98	1,042	110	718	78
Other non-current assets		166	15	122	13	143	16
Total non-current assets		**116,365**	**10,641**	**107,813**	**11,392**	**99,070**	**10,952**
Current assets							
Inventories	19	13,958	1,276	12,780	1,350	10,847	1,199
Trade receivables	20	17,483	1,599	16,821	1,778	15,289	1,690
Current tax assets	10	682	62	570	60	563	62
Other current receivables	21	3,998	366	3,622	383	3,208	355
Current financial assets	22	642	59	366	39	409	45
Non-current assets held for sale	23	102	9	55	6	2,559	283
Cash and cash equivalents	22	5,738	524	3,023	319	1,599	177
Total current assets		**42,603**	**3,895**	**37,237**	**3,935**	**34,474**	**3,811**
Total assets		**158,968**	**14,536**	**145,050**	**15,327**	**133,544**	**14,763**
Equity and liabilities							
Equity	24						
Share capital		2,350	215	2,350	248	2,350	260
Other capital provided		6,830	625	6,830	722	6,830	755
Reserves		3,580	327	842	89	799	88
Retained earnings		53,690	4,909	53,568	5,660	48,320	5,342
Attributable to equity holders of the Parent Company		**66,450**	**6,076**	**63,590**	**6,719**	**58,299**	**6,445**
Minority interests		802	73	689	73	664	73
Total equity		**67,252**	**6,149**	**64,279**	**6,792**	**58,963**	**6,518**
Non-current liabilities							
Non-current financial liabilities	25	38,859	3,553	20,247	2,139	16,852	1,863
Provisions for pensions	26	3,443	315	1,987	210	2,793	309
Deferred tax liabilities	10	9,849	901	11,343	1,199	10,931	1,208
Other non-current provisions	27	643	59	869	92	516	57
Other non-current liabilities	28	214	19	133	14	157	17
Total non-current liabilities		**53,008**	**4,847**	**34,579**	**3,654**	**31,249**	**3,454**
Current liabilities							
Current financial liabilities	25	13,170	1,204	21,943	2,319	21,537	2,381
Trade payables		14,156	1,294	13,526	1,429	12,332	1,363
Tax liabilities	10	199	18	597	63	800	88
Current provisions	27	1,052	96	1,165	123	1,153	128
Other current liabilities	29	10,131	928	8,961	947	7,455	824
Liabilities held for sale	23	–	–	–	–	55	7
Total current liabilities		**38,708**	**3,540**	**46,192**	**4,881**	**43,332**	**4,791**
Total equity and liabilities		**158,968**	**14,536**	**145,050**	**15,327**	**133,544**	**14,763**

Contingent liabilities and pledged assets, see Notes 30 and 31.

Capital employed	114,254	10,447	101,647	10,740	95,362	10,542
Net debt	47,002	4,298	37,368	3,948	36,399	4,024

[1] Closing exchange rate of 10.94 (9.46; 9.05) was applied in translation to EUR.

Financial statements, Parent Company

Income statement

SEKm	Note	2008	2007
Administrative expenses	32, 33, 34	–461	–513
Other operating income		126	142
Other operating expenses		–126	–142
Operating profit		**–461**	**–513**
Financial items	35		
Income from participations in Group companies		2,254	1,686
Income from participations in other companies		–	5
Interest income and similar profit/loss items		153	273
Interest expenses and similar charges		–2,485	–1,869
Total financial items		**–78**	**95**
Profit after financial items		**–539**	**–418**
Appropriations	36	–8	–4
Taxes	37	808	605
Profit for the year		**261**	**183**

Cash flow statement

SEKm	2008	2007
Operating activities		
Profit after financial items	–539	–418
Adjustment for non-cash items [1]	–132	190
	–671	**–228**
Tax payments	0	–9
Cash flow from operating activities before changes in working capital	**–671**	**–237**
Cash flow from changes in working capital		
Change in operating receivables [2]	935	537
Change in operating liabilities [2]	–375	–464
Cash flow from operating activities	**–111**	**–164**
Investing activities		
Company acquisitions [3]	–5,738	–
Investments in non-current assets	–118	–116
Sale of financial assets	–	19
Sale of property, plant and equipment	26	13
Repayment of loans	5,788	–
Cash flow from investing activities	**–42**	**–84**
Financing activities		
Sale of treasury shares, etc.	30	62
Loans raised	3,212	2,993
Dividend paid	–3,089	–2,807
Cash flow from financing activities	**153**	**248**
Cash flow for the year	**0**	**0**
Cash and cash equivalents at the beginning of the year	0	0
Cash and cash equivalents at the end of the year [4]	0	0

1)

Adjustment for non-cash items	2008	2007
Depreciation of non-current assets	47	48
Change in accrued items	–133	84
Unpaid relating to efficiency programme	3	26
Payments relating to efficiency programme, previously recognised as liabilities	–25	–11
Other	–24	43
Total	**–132**	**190**

2) Dealings of the Parent Company with the Swedish subsidiaries relating to tax are reported as Change in operating receivables and operating liabilities, respectively.

3) Acquisitions made from other SCA company.

4) The company's current account is a subsidiary account and is recognised in the balance sheet as liabilities to (receivables from) subsidiaries.

Supplementary disclosures

Interest and dividends paid and received	2008	2007
Dividends received	2,254	1,686
Interest paid	–2,644	–1,634
Interest received	180	300
Total	**–210**	**352**

Balance sheet

SEKm	Note	31 Dec. 2008	31 Dec. 2007
Assets			
Fixed assets			
Capitalised expenditure for development costs		2	5
Tangible fixed assets	38	**2**	**5**
Buildings and land		6,326	6,203
Machinery and equipment		2	2
Property, plant and equipment	39	**6,328**	**6,205**
Shares and participations	40	62,406	56,668
Interest-bearing receivables		132	120
Interest-bearing receivables from subsidiaries		–	5,788
Financial fixed assets		**62,538**	**62,576**
Total fixed assets		**68,868**	**68,786**
Current assets			
Receivables from subsidiaries	41	1,590	1,447
Tax assets	37	18	18
Other current receivables	42	123	139
Cash and bank balances		0	0
Total current assets		**1,731**	**1,604**
Total assets		**70,599**	**70,390**

SEKm	Note	31 Dec. 2008	31 Dec. 2007
Equity, provisions and liabilities			
Equity	43		
Share capital		2,350	2,350
Statutory reserve		7,283	7,283
Revaluation reserve		1,363	1,363
Total restricted equity		**10,996**	**10,996**
Retained earnings		6,980	9,313
Profit for the year		261	183
Total unrestricted equity		**7,241**	**9,496**
Total equity		**18,237**	**20,492**
Untaxed reserves	36	**136**	**128**
Provisions			
Provisions for taxes	37	161	980
Provisions for pensions	44	419	341
Other provisions	45	–	9
Total provisions		**580**	**1,330**
Long-term liabilities			
Other long-term liabilities		0	0
Total long-term liabilities		**0**	**0**
Current liabilities			
Liabilities to subsidiaries	41	51,544	48,279
Account payables		27	22
Other current liabilities	46	75	139
Total current liabilities		**51,646**	**48,440**
Total equity, provisions and liabilities		**70,599**	**70,390**
Contingent liabilities	47	50,855	41,993
Pledged assets	48	636	622

Change in equity (Note 43)

SEKm	Share capital	Statutory reserve	Revaluation reserve	Profit brought forward and profit for the year	Total equity
Equity at 31 December 2006	**2,350**	**7,283**	**1,363**	**11,930**	**22,926**
Group contributions				177	177
Tax effect of Group contributions				–50	–50
Total changes not recognised in the income statement	**0**	**0**	**0**	**127**	**127**
Profit for the year				183	183
Dividend, SEK 4.00 per share				–2,807	–2,807
Sale of treasury shares				63	63
Equity at 31 December 2007	**2,350**	**7,283**	**1,363**	**9,496**	**20,492**
Group contributions				755	755
Tax effect of Group contributions				–212	–212
Total changes not recognised in the income statement	**0**	**0**	**0**	**543**	**543**
Profit for the year				261	261
Dividend, SEK 4.40 per share				–3,089	–3,089
Sale of treasury shares				30	30
Equity at 31 December 2008	**2,350**	**7,283**	**1,363**	**7,241**	**18,237**

Contents – Notes

Notes

NOTE 1 ACCOUNTING PRINCIPLES

The most important accounting principles applied in the preparation of this annual report are set out below. The same principles are usually applied in both the Parent Company and the Group. In some cases, the Parent Company applies principles other than those used by the Group and, in such cases, these principles are specified under a separate heading.

BASIS FOR PREPARATION

The SCA Group's financial statements are prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS) as adopted within the EU and the Swedish Financial Reporting Board, Recommendation RFR 1.1, Supplementary accounting principles for Groups.

The Parent Company's financial statements are prepared in accordance with the Swedish Financial Reporting Board's recommendation RFR 2.1, Reporting by Legal Entities, and the Annual Accounts Act. The accounts for both the Group and the Parent Company pertain to the financial year that ended on 31 December 2008. SCA applies the historical cost method for measurement of assets and liabilities except for biological assets (standing timber), available-for-sale financial assets and financial assets and liabilities, including derivative instruments, measured at fair value through profit or loss. In the Parent Company, biological assets or these financial assets and liabilities are not measured at fair value.

INTRODUCTION OF NEW AND REVISED IAS/IFRS

New standards and amendments (IAS/IFRS) and interpretations (IFRIC) that came into effect in 2008 and adopted by the EU:

IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Amendment of reclassification of financial instruments (effective 1 July 2008). IAS 39 allows, in certain instances, the reclassification of financial assets from the category financial assets valued at fair value through profit and loss. The disclosure requirement for financial instruments in IFRS 7 has been amended due to the amendments in IAS 39. The Group has no such financial assets that would be subject to reclassification and, accordingly, the amended regulations have not had any effect.

IFRIC 11 Group and Treasury Share Transactions, complements IFRS 2 Share-based payments (effective from 1 March 2007). Share-based payments according to programmes started before 7 November 2002, according to IFRS 1, do not need to be reported according to IFRS 2. The Group has chosen to apply this exception and therefore determined that the interpretation in IFRIC 11 is not applicable at present.

IFRIC 14 The Limit on a Defined-Benefit Asset, Minimum Funding Requirements and Their Interaction, complements IAS 19 Employee Benefits (effective date 1 January 2008). The interpretation provides guidance on reporting the value of assets in pension plans with a surplus. The interpretation has not had any effect on the Group's pension assets.

New standards, amendments and interpretations adopted by the EU but not yet effective and not applied in advance:

IFRS 2 Share-related payments was amended pertaining to vesting conditions and cancellations (effective 1 January 2009). The amendment affects the definition of vesting conditions and introduces a new term "non-vesting conditions" (conditions that are not defined as vesting conditions). Non-vesting conditions are to be taken into account when estimating the fair value of equity instruments. Goods or services received by a counterparty who meets all other vesting conditions should be recognised regardless of whether non-vesting conditions are met or not. SCA's assessment is that this amendment will not have any effect on the Group.

IFRS 8 Operating segment replaces IAS 14 (effective 1 January 2009). According to IFRS 8, segment information must be reported on the basis of how management internally follows up operations. IFRS 8 does not constitute any major changes compared with prior recognised segments. The Group will apply IFRS 8 from 1 January 2009.

IAS 1 Presentation of financial statements has been amended (effective 1 January 2009). According to the amendment, specification and designations in the financial reports have been changed. The Group will apply IAS 1 from 1 January 2009.

IAS 23 Borrowing costs – Amended so that loan costs directly attributable to the acquisition, construction or production of qualifying assets shall, without exception, be included as part of the investment acquisition value (effective 1 January 2009). The alternative of recognising borrowing costs as an expense will therefore no longer exist. The Group will apply IAS 23 from 1 January 2009.

IAS 32 Financial instruments: Classification and IAS 1 Presentation of financial statements – Amendment pertaining to the classification of certain financial instruments that entitles the holder to a proportional share of the issuing company's net assets in conjunction with liquidation, which according to previous regulations were classified as liability (effective 1 January 2009). The Group currently has no such financial instruments issued and thus assesses that the amendment will not have any effect.

IFRS 1 The first time IFRS is applied and IAS 27 Consolidated and Separate Financial Statements – Amended so that legal entities can choose, during the transition to IFRS, to value investments in subsidiaries, joint ventures and associated companies at acquisition value or fair value (effective 1 January 2009). The Group already applies IFRS and the amendment will thus have no effect.

IFRIC 13 Customer Loyalty Programme (effective 1 July 2008). The interpretation provides guidance in the reporting of customer loyalty programmes. According to the definition in IFRIC 13, customer loyalty programmes occur only to an insignificant extent within the Group, which is why retroactive translation will not be applied. The Group will apply this interpretation from 1 January 2009.

Improvements of IFRS standards that are effective from 1 January 2009 and adopted by the EU:

During the annual improvement project, the International Accounting Standards Board (IASB) identified about 25 amendments in IFRS/IAS standards that entail changes in presentation, identification and valuation, as well as approximately ten improvement projects, which are not expected to have any material impact on accounting. Of the improvements made, the following have major significance for the Group;

IFRS 5 Non-current assets held for sale and discontinued operations. Clarification on how planned sales shall be reported resulting in the loss of control.

IAS 16 Property, plant and equipment has been clarified pertaining to the recoverable amount.

IAS 19 Employee benefits have been amended pertaining to reduction and negative costs relating to service during prior periods.

IAS 36 Impairment of assets. Supplementary information has been amended pertaining to the assumptions used to establish the recoverable amount.

IAS 41 Agriculture has been amended pertaining to discount rate in fair value calculations.

New standards, amendments and interpretations published by IASB but either not yet effective or not yet adopted by the EU:

IFRS 3 Business Combinations – Amendment (effective 1 July 2009). This amendment applies prospectively to acquisitions after the effective date. The amendment means that reporting of future business combinations has been changed with regard to recognition of transaction costs that may no longer be included in the acquisition value but must be expensed and the fair value of the additional purchase price shall be determined at the time of acquisition. The Group will apply this standard when it comes into effect.

IAS 27 Consolidated and Separate Financial Statements has been amended (effective 1 July 2009). The amendment means that profit or loss attributable to minority shareholders must always be recognised even if this means that the minority interest is negative, that transactions with minority shareholders must always be recognised in equity and that in cases where a Parent Company does not have control, any remaining share is remeasured at fair value. When in effect, this amendment will affect SCA's accounting for such transactions.

IAS 39 Financial instruments: Recognition and measurement was amended with regard to eligible hedged items (effective 1 July 2009). The amendment clarifies the application of the principles for hedging reporting in IAS 39 since there exists a unilateral risk (increase or decrease) in the hedged item and clarifies the possibilities that exist to hedge identifiable components in hedged items. When effective, the Group will apply the standard.

IFRIC 12 Service Concession Arrangements (effective 1 January 2008). The interpretation provides guidance in the reporting of service arrangements between public and private parties. The interpretation is not applicable to SCA since no such transactions occur.

IFRIC 15 Agreements for the Construction of Real Estate (effective 1 January 2009). The interpretation addresses the date for revenue recognition in the agreement for the construction of property. This interpretation is not applicable for the Group, since this type of agreement does not exist.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October 2008). The interpretation addresses the possibility of risk for changes between the functional currency in the Parent Company and the subsidiaries that can be hedged, and where in the Group the hedging instrument for the net investment in foreign currency shall be reported. The interpretation will not have any effect on the Group.

IFRIC 17 Distribution of Non-cash Assets to Owners (effective 1 July 2009). The interpretation does not currently apply to the Group since such transactions do not occur.

IFRIC 18 Transfers of Assets from Customers (effective 1 July 2009). The interpretation provides guidance with regard to reporting of assets transferred from customers. The Group will apply this interpretation when it comes into effect.

USE OF ASSESSMENTS

The preparation of financial statements in conformity with IFRS and generally accepted Swedish accounting principles requires assessments and assumptions to be made that affect reported asset and liability items and income and expense items respectively, as well as other information disclosed. The actual results may differ from these assessments.

CONSOLIDATED ACCOUNTS

The consolidated accounts are prepared in accordance with the Group's accounting principles and include the accounts of the Parent Company and all Group companies in accordance with the definitions below. Group companies are consolidated from the date the Group has control or influence over the company according to the definitions provided under the respective category of Group company below. Divested Group companies are included in the consolidated accounts until the date the Group ceases to control or exercise influence over the companies. Intra-Group transactions have been eliminated.

PARENT COMPANY:
The Parent Company reports all holdings in group companies at cost after deduction for any accumulated impairment losses.

SUBSIDIARIES

All companies in which the Group holds or controls more than 50% of the votes or where the Group alone, through agreement or in another manner, exercises control, are consolidated as subsidiaries. The consolidated accounts are prepared according to the purchase method. Equity in acquired subsidiaries is determined on the basis of measurement of the fair value of assets, liabilities and contingent liabilities on the acquisition date (acquisition analysis). Valuation at fair value is made without consideration of the size of any minority interests. These fair values constitute the Group's cost. If the cost of shares in subsidiaries on the acquisition date exceeds the estimated value of the Group's share of net assets in the acquired company, the difference is recognised as consolidated goodwill. If the cost is less than the finally determined value of net assets, the difference is recognised directly in the income statement.

JOINT VENTURES

Joint ventures are defined as companies in which SCA together with other parties through an agreement has shared control over operations. Joint ventures are reported according to the proportional consolidation method. Valuation of acquired assets and liabilities is done in the same way as for subsidiaries.

ASSOCIATED COMPANIES

Associates are companies in which the Group exercises a significant influence without the partly-owned company being a subsidiary or a joint venture. Normally, this means that the Group owns between 20% and 50% of the votes. Accounting for associates is carried out according to the equity method and they are initially measured at cost. Valuation of acquired assets and liabilities is performed in the same manner as for subsidiaries and the carrying amount for associates includes any goodwill and other Group adjustments. The Group's share of the profit after tax reported in the associate's income statement and which arose in the associate after the acquisition is reported on one line in the consolidated income statement. Share in profits is calculated on the basis of SCA's share of equity in the respective associate.

MINORITY INTERESTS

Minority share in a subsidiary's net assets is reported as a separate item in the Group's equity. In the consolidated income statement, minority share is included in net profit. Transactions with minority interests are handled in the same way as transactions with external parties. Sale of participations to minority interests result in a gain or loss that is recognised in the consolidated income statement. Acquisition of minority shares can result in goodwill if the cost exceeds the carrying amount of the acquired net assets.

TRANSLATION OF FOREIGN CURRENCY

FUNCTIONAL CURRENCY AND PRESENTATION CURRENCY

The companies in the Group prepare their financial reports in the currency used in the primary economic environment in which they operate. This is known as the functional currency. These reports provide the basis for the consolidated accounts. The consolidated accounts are prepared in Swedish kronor (SEK) which is the Parent Company's functional currency and therefore the presentation currency.

TRANSLATION OF FOREIGN GROUP COMPANIES

Balance sheets and income statements for all Group companies whose functional currency is not the presentation currency are translated into the Group's presentation currency using the following procedures:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet,
- income and expenses for each income statement presented are translated at the average exchange rate for the respective year,
- all exchange differences that arise are reported as a separate component directly in consolidated equity.

Exchange differences arising on the financial instruments held to hedge these net assets are also taken directly to consolidated equity. When a foreign operation is disposed of, both translation differences and exchange differences in financial instruments held for the currency hedging of net assets in the income statement are recognised as part of the gain or loss on disposal. Goodwill and fair value adjustments that arise on acquisition are treated as assets and liabilities of the operation and translated according to the same principles as the foreign operation. The financial reports of a subsidiary in a hyperinflationary country are adjusted for inflation using the price index for the country in question before these reports are included in the consolidated accounts.

TRANSACTIONS AND BALANCE SHEET ITEMS IN FOREIGN CURRENCY
Transactions in foreign currency are translated to a functional currency using the exchange rate on the transaction date. Monetary receivables and liabilities in foreign currency are remeasured at closing day rates at each balance sheet date. Exchange gains or losses that arise from such remeasurement and on payment of the transaction are recognised in the income statement, except for, in accordance with IAS 39, approved hedging transactions relating to cash flows or net investment where the gain or loss is recognised in equity. Gains and losses on operating receivables and liabilities are reported net and reported within operating profit. Gains and losses on borrowing and financial investments are reported as other financial items. Change in fair value of monetary securities issued in foreign currency and classified as financial assets available for sale is analysed and the change attributable to changed exchange rates is reported in the income statement, while other unrealised change is reported in equity. Translation differences for non-monetary financial assets and liabilities valued at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences for non-monetary financial assets, classified as assets available for sale are taken directly to equity. Non-monetary assets and liabilities recognised at historical cost are translated at the exchange rate prevailing on the transaction date.

REVENUE RECOGNITION

Sales revenue, synonymous with net sales, comprises the fair value of the consideration received or receivable for sold goods and services within the Group's ordinary activities. The revenue is recognised when delivery to the customer has taken place according to the terms of the sale. Other income includes compensation for sales that are not included in the Group's ordinary activities and includes rental revenue, which is recognised in the period covered by the lease, royalties and similar which are recognised in accordance with the implied financial effect of the contract. Interest income is recognised in accordance with the effective interest method. Dividends received are recognised when the right to receive a dividend has been determined.

SEGMENT REPORTING

A business segment is a part of an operation that provides products and that is subject to risks and opportunities that are different from those of other business segments. Geographical segments provide products within a particular economic environment that is subject to risks and opportunities that are different from those of other economic environments. Business segments are classified as primary segments and geographical segments as secondary segments.

LEASING

Leases for non-current assets in which the Group substantially carries all the risks and rewards incidental to ownership of an asset are classified as finance leases. Other leases are classified as operating leases. The leased asset is recognised as a non-current asset and a corresponding financial liability is reported among interest-bearing liabilities at the lower of the fair value of the assets or the present value of the minimum lease payments. Future lease payments are divided between amortisation of the liability and financial expenses. The leased asset is depreciated according to the same principles that apply to other assets of the same type. If it is uncertain whether the asset will be taken over at the end of the leasing period, the asset is depreciated over the lease term if this is shorter than the useful life. The lease payments for operating leases are recognised as an expense on a straight-line basis over the lease term.

PARENT COMPANY:
The Parent Company reports all leases as operating leases.

IMPAIRMENT LOSSES

Assets that have an indeterminable useful life are not depreciated but are annually tested for impairment. The value of depreciated assets is tested for impairment whenever there are indications that the carrying amount is possibly not recoverable. In cases in which the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognised on the asset down to the recoverable amount. An impairment loss recognised earlier is reversed, if the reasons for the earlier impairment no longer exist. However, a reversal is not higher than the carrying amount would have been if an impairment loss had not been recognised in previous years. When testing for impairment, the assets are grouped in cash-generating units and assessments are made on the basis of these units' future cash flows. Impairment losses on goodwill are never reversed.

TAXES

The Group's tax expense comprises deferred tax and current tax on Group companies' recognised profits during the accounting period, adjustments relating to tax for prior periods as well as other changes in deferred taxes for the period. Interests items attributable to income tax and withholding taxes deducted at source on intra-Group transactions are also reported as income tax. Deferred tax is calculated and reported on all temporary differences between the tax base and the carrying amount. Deferred tax assets relating to deductible temporary differences, loss carryforwards and tax credits are recognised to the extent it is probable that deductions can be made against future profit. Deferred tax is not taken into account relating to non-deductible goodwill, or relating to temporary differences that arise the first time an asset or liability is recognised, and which are not attributable to a business combination and do not affect either accounting profit or taxable profit. Deferred taxes are measured at their nominal amount and based on the tax rates enacted or substantively enacted on the balance sheet date. For items recognised in the income

NOTE 1 CONTINUED

statement, related tax effects are also recognised in the income statement. For items recognised in equity, related tax effects are recognised in equity. Deferred taxes relating to temporary differences attributable to investments in subsidiaries and participations in joint ventures are not reported in SCA's consolidated accounts since SCA AB, in all cases, can control the time of reversal of the temporary differences and it is not considered probable that such reversal will occur in the near future.

PARENT COMPANY:
Due to the links between accounting and taxation, the deferred tax liability on untaxed reserves in the Parent Company is recognised in the Parent Company's year-end accounts as part of the untaxed reserves.

INTANGIBLE ASSETS

GOODWILL
Goodwill is the amount by which the cost of an acquisition exceeds the fair value of the net assets acquired by the Group in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associates is included in the carrying amount of the associate. Goodwill is distributed by cash-generating unit on acquisition and is not amortised, but instead tested annually for impairment. Goodwill is recognised at cost reduced by accumulated impairment losses. Impairment losses on goodwill are not reversed. Net gains or losses from the sale of group companies include the remaining carrying amount of the goodwill attributable to the sold unit.

TRADEMARKS
Trademarks are reported at cost after any accumulated depreciation and accumulated impairments. Trademarks that are found to have an indefinite useful life are not amortised, but instead tested annually for impairment in the same manner as goodwill. Cash-generating units identified for these trademarks comprise the geographical market where the trademark exists. Trademarks with a limited useful life are amortised on a straight-line basis during their anticipated useful life, which varies between three and seven years.

RESEARCH AND DEVELOPMENT
Research expenditure is recognised as an expense as incurred. In cases in which it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and expensed immediately. Identifiable expenditure for development of new products and processes is capitalised to the extent it is expected to provide future economic benefits. In other cases, development costs are expensed as incurred. Capitalised expenditure is depreciated in a straight line from the date when the asset can start to be used or produced commercially and during the estimated useful life of the asset. The depreciation period is between five and ten years.

EMISSION ALLOWANCES AND COSTS FOR CARBON-DIOXIDE EMISSIONS
Emission allowances relating to carbon-dioxide emissions are recognised as an intangible asset and as deferred income (liability) when they are received. Allowances are received free of charge and measured and reported at market value as of the day to which the allocation pertains. For allocated emission allowances, the reported cost and provisions for emissions amount to the market value as of the day to which the allocation pertains. For purchased emission allowances, the reported cost and provisions for emissions amount to the purchase price. During the year, the initial liability for emission allowances received is dissolved over the income statement as income in pace with carbon-dioxide emissions made. If the market price of emission allowances on the balance sheet date is less than reported cost, any surplus emission allowances that are not required to cover emissions made are written down to the market price applying on the balance sheet date. In conjunction with this, the remaining part of the deferred income is recognised as income by a corresponding amount and therefore no net effect occurs in the income statement. The emissions allowances are used as payment in the settlement with the state regarding liabilities for emissions. If the emission allowances received do not cover emissions made, SCA makes a provision to reserves for the deficit valued at the market value on the balance sheet date. Sales of surplus emission allowances are recognised as income on the settlement date.

OTHER INTANGIBLE ASSETS
Intangible assets also include patents, licenses and other rights. At acquisition of such assets, the cost of the acquisition is recognised as an asset which is amortised on a straight-line basis over the anticipated useful life which varies between 3 and 20 years.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost after deduction for accumulated depreciation and any accumulated impairment. Cost includes expenditure that can be directly attributed to the acquisition of the asset as well as transfer from equity of the gains and losses from approved cash flow hedges relating to purchases in foreign currency of property, plant and equipment. The cost of properties and production facilities included in major projects includes, unlike costs for other investments, expenditure for running-in and start-up. Expenditure for interest during the construction and assembly period is included in cost for major investment projects (> SEK 500m and > 6-month construction period). All expenditure for new investments in progress is capitalised. All other forms of repair and maintenance are reported as expenses in the income statement in the period in which they are incurred. Land is regarded as having an infinite useful life and is therefore not depreciated. Depreciation of other property, plant and equipment is performed on a straight-line basis down to the estimated residual value of the asset and during the anticipated useful life of the asset. Useful lives are assessed as:

	Number of Years
Pulp and paper mills, sawmills	10–25
Converting machines, other machinery	7–18
Tools	3–10
Vehicles	4–5
Buildings	15–50
Energy plants	15–30
Computers	3–5
Office equipment	5–10
Harbours, railways	20–30
Land improvements, forest roads	10–20

The residual values and useful lives of assets are tested on a continuous basis and adjusted when required.

PARENT COMPANY:
The Parent Company's property, plant and equipment, which are recognised in accordance with the Group's accounting principles, includes standing timber, which in the Group is classified as a biological asset. No systematic depreciation or changes in value in conjunction with felling is effected in the Parent Company. Collective revaluation of forest assets has occurred. The revaluation amount was placed in a revaluation reserve in equity.

BIOLOGICAL ASSETS
The Group's standing timber is defined and reported as a biological asset. Forestland and forest roads are classified as land and land improvements. The biological assets are valued and reported at fair value after deduction for estimated selling costs. The fair value of the Group's standing timber is calculated as the present value of anticipated future cash flow from the assets before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices, felling costs and silviculture costs, including costs for statutory replanting. Environmental restrictions and other limitations are taken into account and the calculation is performed for a production cycle which SCA estimates at an average of 100 years. The discount factor is based on a normal forest company's weighted average cost of capital (WACC) before tax.

PARENT COMPANY:
The Parent Company reports standing timber as property, plant and equipment at historical cost.

FINANCIAL INSTRUMENTS
Financial instruments reported in the balance sheet include cash and cash equivalents, securities, other financial receivables, trade receivables, trade payables, loans and derivatives.

RECOGNITION AND DERECOGNITION FROM THE BALANCE SHEET
Purchases and sales of financial instruments are recorded in the accounts on the trade date, with the exception of loan receivables, available-for-sale financial assets and other financial liabilities, all of which are recorded on the settlement date. Financial instruments are initially recognised at cost which corresponds to the fair value of the instrument including transaction costs. Financial assets are derecognised from the balance sheet when the risk and the right to receive cash flows from the instrument have ceased or been transferred to another counterparty. Financial liabilities are derecognised from the balance sheet when SCA has met its commitments or they have been otherwise extinguished. SCA reports financial instruments with a remaining maturity of less than 12 months as current assets and liabilities and those that exceed 12 months as non-current assets and liabilities. Recognition then takes place on the basis of the categories specified below.

MEASUREMENT
The fair value of financial instruments is calculated on the basis of prevailing market listings on the closing date. For financial assets and listed securities, the actual prices on the closing date are used. In the absence of market listings, SCA determines fair values with the aid of common valuation models, such as discounting of future cash flows and available market information. Impairment of financial assets takes place when there is objective proof of impairment, such as cessation of an active market or where it is probable that the debtors cannot meet their commitments. For disclosures in a note relating to long-term loans, current market interest rates and an estimate of SCA's risk premium are taken into account in fair value calculations. The fair value of short-term loans and investments is considered to correspond to the carrying amount since a change in market interest rates does not have a significant effect on market value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash and bank balances as well as short-term investments with a maturity of less than three months from the acquisition date. Restricted deposits are not included in cash and cash equivalents.

CLASSIFICATION AND SUBSEQUENT RECOGNITION

Classification of financial instruments is determined on the original acquisition date, and the purpose of the transaction determines the choice of category. SCA classifies its financial instruments in the categories below.

FINANCIAL ASSETS AT FAIR VALUE THROUGH THE INCOME STATEMENT

Assets are classified in this category when the intention is to sell in the short term. Derivatives with a positive market value are classified in this category if they are not identified as hedges and meet requirements for hedge accounting. Assets in this category are recognised continuously at fair value and changes in value are recognised in profit or loss. Only financial derivatives were classified in this category during the year.

HELD-TO-MATURITY INVESTMENTS

Held-to-maturity investments are defined as financial assets that are not derivatives and that have fixed or determinable payments and that SCA intends and is able to hold to maturity. Assets in this category are measured at amortised cost applying the effective interest method, which means they are accrued so that a constant return is obtained. No financial instrument was classified in this category during the year.

LOANS AND TRADE RECEIVABLES

Loans and trade receivables are financial assets, which are not derivatives, with fixed or determinable payments, that are not quoted in an active market. Receivables arise when SCA provides money, goods or services directly to another party without any intention of conducting trading in the receivables. Assets in this category are measured at amortised cost less an potential provision for impairment. Trade receivables are reported in the amount at which they are expected to be paid, based on an individual assessment of bad debts. Any impairment of trade receivables affects SCA's operating profit.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

This category includes financial assets that are not derivatives and that are designated in this category at initial recognition or that have not been classified in any other category. Assets in this category are measured continuously at fair value. Changes in value are recognised in equity. A change attributable to the change in exchange-rate fluctuations, however, is reported in the income statement. When the asset is sold, the cumulative gain or loss that was recognised in equity is recognised in profit or loss.

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE INCOME STATEMENT

This category includes derivatives with negative fair values that are not used for hedge accounting and financial liabilities held for trading. Liabilities in this category are continuously measured at fair value and changes in value are recognised in the income statement. Only derivatives were classified in this category during the year.

FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

This category includes financial liabilities that are not held for trading. These are recognised initially at fair value, net after transaction costs, and subsequently at amortised cost according to the effective interest method.

ACCOUNTING FOR DERIVATIVES USED FOR HEDGING PURPOSES

All derivatives are initially and continuously recognised at fair value in the balance sheet. Gains and losses on remeasurement of derivatives used for hedging purposes are recognised as described below. In hedge accounting, the relationship between the hedge instrument and the hedged item is documented. Assessment of the effectiveness of the hedge is also documented, both when the transaction is initially executed and on an ongoing basis. Hedge effectiveness is the extent to which the hedging instrument offsets changes in value in a hedged item's fair value or cash flow.

CASH-FLOW HEDGES

Gains and losses on remeasurement of derivatives intended for cash-flow hedging are recognised in equity and reversed to the income statement at the rate at which the hedged cash flow affects profit or loss. Any ineffective part of the change in value is recognised directly in profit or loss. If a hedge relationship is interrupted and cash flow is still expected, the result is recognised in equity until the cash flow affects profit or loss. If the hedge pertains to a balance sheet item, the profit or loss is transferred from equity to the asset or liability to which the hedge relates when the value of the asset or liability is determined for the first time. In cases in which the forecast cash flow that forms the basis of the hedging transaction is no longer assessed as probable, the cumulative gain or loss that is recognised in equity is transferred directly to the income statement. Cash-flow hedges relating to energy affect the energy costs, that is, cost for goods sold. Transaction exposure's cash-flow hedges affect consolidated net sales and expenses.

HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

Gains and losses on remeasurement of derivates intended to hedge SCA's net investments in foreign operations are recognised in equity. The cumulative gain or loss in equity is recognised in the income statement in the event of divestment of the foreign operation.

FAIR-VALUE HEDGES

The gain or loss from remeasurement of a derivative relating to fair-value hedges is recognised in the income statement with changes in fair value of the asset or liability exposed to the hedged risk. For SCA this means that long-term loans that are subject to hedge accounting are discounted without a credit spread to market interest rates and meet inherent interest-rate derivatives' discounted cash flows at the same rate. Since the entire change in value from the derivative is recognised directly in profit or loss, any ineffectiveness is recognised in the income statement.

FINANCIAL HEDGES

When SCA conducts hedges and the transactions do not meet requirements for hedge accounting according to IAS 39, changes in fair value of the hedging instrument are recognised directly in the income statement.

INVENTORIES

Inventories are recognised at the lower of cost and net realisable price on the balance sheet date. Cost is calculated using the first-in, first-out (FIFO) or weighted average cost formula. However, the cost of goods produced and segregated for specific projects is assigned by using specific identification of their individual costs. The cost of finished goods and work in progress includes raw materials, direct labour, other direct expenses and production-related overheads, based on a normal production level. Interest expenses are not included in measurement of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost for completion and sale of the item. The holding of felling rights for standing timber is valued at contract prices, which on average do not exceed the lower of net realisable value and cost.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets (and disposal groups) are classified as Non-current assets held for sale if their value, within one year, will be recovered through a sale and not through continued utilisation in operations. On the reclassification date, the assets and liabilities are measured at the lower of fair value minus selling costs and the carrying amount. Following reclassification, no depreciation is carried out on these assets.

PARENT COMPANY:

Non-current assets held for sale are not reclassified and depreciation does not cease. Instead, if such assets exist, the information is disclosed.

EQUITY

Transaction costs directly relating to the issue of new shares or options are reported, net after tax, in equity as a reduction in the issue proceeds. Expenditure for the purchase of SCA's treasury shares reduces retained earnings in equity in the Parent Company and the portion of consolidated equity that pertains to Parent Company shareholders. When these are sold, the sales proceeds are included in retained earnings in the equity pertaining to Parent Company shareholders.

EMPLOYEE BENEFITS

PENSIONS

There are many defined-contribution and defined-benefit pension plans within the Group, of which most of these have plan assets. The liability recognised in the balance sheet for defined-benefit pension plans is the present value of the obligation on the balance sheet date minus the fair value of the plan assets. Funded plans with net assets, that is, plans with assets exceeding obligations, are recognised as a financial asset. The defined-benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit Method. The obligation is valued at the present value of anticipated future cash flows using a discount rate that corresponds to the interest on first-class corporate bonds or, where these do not exist, government bonds issued in the currency in which the benefits will be paid and with a remaining maturity that is comparable to the actual pension liability. Actuarial gains and losses are recognised directly in equity in the period in which they arise. The total cost relating to defined-benefit plans is divided between personnel costs and financial expenses. Financial expenses are calculated from the net value of each plan at the beginning of the year and the discount factor decided for each country. The Group's payments relating to defined-contribution plans are recognised as an expense during the period the employees carry out the service to which the payment relates. Prepaid contributions are only recognised as an asset to the extent the Group is entitled to a repayment or reduction of future payments. Past service costs are recognised directly in the income statement unless changes in the pension plan are subject to employees remaining in service for a specific, stated period. In such cases, the cost is allocated on a straight-line basis over this period. A special payroll tax (corresponding to contributions) is calculated on the difference between the pension cost determined according to IAS 19 and the pension cost determined according to the rules applied in the legal entity. Payroll tax is recognised as an expense in the income statement except with regard to actuarial gains and losses where the payroll tax, like the actuarial gains and losses, is recognised directly in equity.

NOTE 1 CONTINUED

PARENT COMPANY:

The Parent Company applies the regulations in "Tryggandelagen" (Swedish act safeguarding pension obligations). Accounting complies with FAR SRS's (the institute for the accountancy profession in Sweden) accounting recommendation No. 4, Accounting for pension liabilities and pension costs. The main difference compared with IAS 19 is that Swedish practice disregards future increases in salaries and pensions when calculating the present value of the pension obligation. This present value includes, however, a special reserve for future payments of pension supplements indexed for inflation. Both defined contribution and defined-benefit plans exist in the Parent Company.

OTHER POST-RETIREMENT BENEFITS

Some Group companies provide post-retirement healthcare benefits. The obligation and anticipated costs for these benefits has been calculated and reported in a similar manner to that applying to defined benefit pension plans.

SEVERANCE PAY

Severance pay is paid when the Group issues notice to an employee prior to the retirement date or when an employee voluntarily accepts retirement in exchange for such compensation. Severance pay is recognised as an expense when the Group has an obligation to compensate employees whose employment was terminated early.

EMPLOYEE STOCK OPTION PROGRAMMES

The Group has one outstanding employee stock option programme. In the case of this programme, allocation of options was made prior to 7 November 2002. In accordance with the exemption rules in IFRS 1, the Group has chosen not to apply the rules in IFRS 2, Share-based Payments, with regard to personnel expenses and equity effects when accounting for this programme. The cost of the employee stock options programmes, that is, social security costs, is taken to the income statement continuously as personnel expenses. The costs for social security contributions in conjunction with exercising options are hedged against a rise in the price of SCA shares.

PROVISIONS

Provisions are recognised when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be required to fulfill the obligation. In addition, it must be possible to make a reliable estimate of the amount to be paid. The provision is valued at the present value of the anticipated future expenditure to settle the obligation. If there is a material effect on value over time, the discounting is applied with a current interest rate before taxes. Increases in provisions due to time are recognised on an ongoing basis as an interest expense in the income statement.

GOVERNMENT GRANTS

Government grants are recognised at fair value when there is reasonable assurance the grants will be received and that the Group will comply with the conditions attached to them. Government grants related to acquisition of assets are recognised in the balance sheet by the grant reducing the carrying amount of the asset. Government grants received as compensation for costs are accrued and recognised in the income statement during the same period as the costs. If the government grant or assistance is neither related to the acquisition of assets nor to compensation for costs, the grant is recognised as other income.

NOTE 2 FINANCIAL RISK MANAGEMENT

SCA's operations expose the company to financial risks such as market, liquidity and credit risk. Market risk includes currency, price and interest rate risk. The Group's financial policy is established by the SCA Group's Board of Directors and, together with SCA's energy risk policy, constitutes a framework of guidelines for SCA's financial operations and rules for financial risk management. This framework is reviewed on a regular basis. The Group's financial risks are documented and followed up to ensure compliance with guidelines.

SCA's financial risk management is centralised to capitalise on economies of scale and synergy effects and to minimise operational risks. The central treasury function is responsible for the Group's borrowing, energy, currency and interest-rate risk management, and serves as an internal bank for the Group's financial transactions. In addition to ensuring that the Group has secure financing, financial transactions are executed for the purpose of managing the Group's financial risks.

OBJECTIVES AND POLICIES FOR SCA'S FINANCIAL RISK MANAGEMENT

MARKET RISK

CURRENCY RISK

Transaction exposure

The Group companies have export revenues and import costs in many different currencies. This currency risk is called transaction exposure and it affects the Group's operating profit in the event of currency fluctuations. SCA's financial policy provides guidelines for managing the Group's transaction exposure. One requirement is that the subsidiaries' booked trade receivables and payables in different currencies are hedged against their functional currency. The central treasury function is able to hedge the Group's total transaction exposure between 0 and 18 months.

If Group companies have contractual commitments relating to future payments for non–current assets in foreign currency, the cost of these non–current assets can be hedged up to 100%.

Translation exposure

SCA reports the consolidated income statement and balance sheet in Swedish kronor (SEK). Since most of the Group's subsidiaries report in other currencies, SCA's consolidated income statement and balance sheet are exposed to exchange rate fluctuations. This currency risk is called translation exposure. Anticipated future earnings of foreign subsidiaries are not hedged. For translation exposure associated with net investments in foreign subsidiaries, it is SCA's policy to hedge a sufficient proportion so that the Group's consolidated debt/equity ratio is not affected by exchange rate fluctuations. This is achieved by financing a certain portion of capital employed in foreign currencies with loans and derivatives in corresponding currencies. The optimal degree of matching depends on the Group's current consolidated debt/equity ratio. At the same time, tax considerations will also affect the capital structure for different countries. This means that the debt/equity ratio in different countries may deviate from the Group's consolidated debt/equity ratio.

PRICE RISK

Energy price risk

Due to its energy-intensive operations, SCA is exposed to risks relating to changes in the price of energy, particularly gas and electricity. When the energy price risk is not hedged, price changes in the energy market have a direct impact on the Group's operating profit. SCA's energy risk policy forms a framework of guidelines for managing energy price risk. The aim is to effect price hedging, via suppliers and financial counterparties, in order to reduce earnings volatility and achieve competitive energy costs. Hedging of the price risk is permitted up to 36 months.

Other price risks

SCA is exposed to price risk through its holdings in shares, funds (see Note 18) and share swap agreement. The latter is intended to hedge the employee option programme (see Note 7).

INTEREST RATE RISK

SCA is directly affected by interest rate fluctuations via changed net interest as well as indirectly by the effect of interest rate levels on the economy in general. SCA's policy is to borrow with short-term interest rates since it is SCA's opinion that this results in lower interest expense over time. The central treasury function is responsible for identifying and managing the interest rate exposure. The average term for interest rates per currency should be 3–15 months.

LIQUIDITY AND REFINANCING RISKS

Due to its capital-intensive operations and the chosen capital structure, SCA has to manage a significant nominal debt. Liquidity and refinancing risk is the risk that SCA is unable to meet its payment obligations as a result of insufficient liquidity or difficulty in raising external loans. SCA applies a centralised approach to the Group's financing whereby as much external borrowing as possible is conducted by the central treasury function. Local borrowing can take place, however, where it is advantageous or necessary due to SCA's structure and geographic spread. Examples of this are liabilities in acquired companies, finance leases, overdraft facilities and loans in countries where regulations and taxes make central financing impossible or uneconomical.

SCA limits its refinancing risk by having a good distribution for the maturity profile of its gross debt. According to SCA's financial policy, the gross debt's average maturity must exceed three years. Also, financial readiness must be maintained in the form of a liquidity reserve consisting of cash and cash equivalents and unutilised credit facilities totalling at least 10% of the Group's forecasted annual sales. Since the Group is a net borrower, the policy is that surplus liquidity should primarily be used to amortise external liabilities.

SCA's loan documentation contains clauses that are standard for European companies with an investment grade rating. SCA's policy is not to enter into any undertakings that give the lender the right to cancel a loan as a direct result of changed financial ratios.

CREDIT RISK

FINANCIAL CREDIT RISK

Financial risk management involves exposure to credit risks. This exposure arises from the investment of liquidity, in some lease transactions (see Note 30) and through claims on banks and other counterparties that arise through derivative instruments. SCA's financial policy contains a special counterparty regulation by which maximum credit exposure for different counterparties is stipulated. One objective is that counterparties must have a minimum credit rating of A– from Standard & Poor's or an equivalent rating from Moody's.

Credit exposure in derivative instruments is determined as market value plus an additional amount based on credit risk factors, which reflect the risk of increased exposure due to market fluctuations.

CREDIT RISK IN TRADE RECEIVABLES

The risk that customers cannot meet their obligations, i.e. that SCA will not receive payment for its trade receivables, constitutes a credit risk. SCA applies proactive credit checks on new and existing customers, where information about customers' financial position is regularly obtained from various credit rating companies. On the basis of this analysis, a credit limit is set per customer which is followed up continuously.

In the Personal Care and Tissue business areas, the risk of credit losses is limited by credit insurance of certain trade receivables. The Packaging and Forest Products business areas do not use customer credit insurance.

FINANCIAL RISK MANAGEMENT DURING THE YEAR

MARKET RISK

CURRENCY RISK

Long-term currency sensitivity

A breakdown of the Group's net sales and operating expenses in different currencies provides a view of the Group's long-term currency sensitivity. The main exposure is in EUR, USD, GBP and SEK. The imbalance between sales and expenses in SEK is due to the fact that the Swedish operation's exports are invoiced, to great extent, in foreign currencies.

Net sales and operating expenses by currency

Currency	Sales %	Expenses %	Operating profit SEKm	Closing rate 31 Dec. 2008	Average rate 2008
EUR	49	47	6,874	10.93600	9.57788
USD	11	13	–788	7.73300	6.50898
GBP	10	8	3,667	11.22140	12.06750
SEK	8	15	–7,611		
DKK	3	2	1,175	1.46786	1.28484
MXN	2	2	392	0.56534	0.58998
AUD	2	1	1,163	5.34892	5.54984
NOK	1	0	980	1.10393	1.17118
Other	14	12	2,702		
Total	**100**	**100**	**8,554**		

Transaction exposure

The forecasted currency transaction flows, after net calculations of opposite flows in the same currencies, amount to SEK 10,764m (10,182; 9,983) on a 12-month basis. The table below shows a forecast of currency flows for 2009 as well as outstanding hedging positions at year-end 2008. The forecasted flows are expected to occur consistently over time.

Outstanding hedging positions consist of forward contracts with a negative net market value of SEK 77m (negative: 13; positive: 32). In 2008, the hedging positions had a total negative impact on the Group's operating profit of SEK 116m (negative: 5; positive: 146). At year-end, 3.2 (3.0; 1.9) months were hedged net against SEK.

Hedging of the forecasted currency flow relating to the cost of non-current assets had a net market value of SEK 42m (negative: 2; negative: 17) at year-end. In 2008, SEK 5m (increased 2; increased 5) has reduced the cost of non-current assets.

Transaction exposure

	2009	31 Dec. 2008		2008	31 Dec. 2007		2007	31 Dec. 2006	
Currency	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	Hedges %	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	Hedges %	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	Hedges %
GBP	1,958	699	36	2,404	688	29	2,961	455	15
DKK	1,582	627	40	1,397	257	18	805	98	12
EUR	1,349	935	69	1,928	1,082	56	2,125	683	32
RUB	1,155	–	–	224	–	–	284	–	–
CHF	1,004	149	15	472	65	14	497	64	13
AUD	932	74	8	995	–	–	808	83	10
NOK	808	273	34	770	288	37	779	124	16
CAD	694	47	7	626	13	2	449	107	24
USD	–1,688	–283	17	–448	68	–15	–117	–155	132
Other	2,970	316	11	1,814	124	7	1,392	131	9
SEK	–10,764	–2,837	26	–10,182	–2,585	25	–9,983	–1,590	16

[1] + = currency inflows, – = currency outflows

[2] + = sold currency flows, – = purchased currency flows

NOTE 2 CONTINUED

Financing of capital employed by currency

	2008			2007			2006		
Currency	Capital employed SEKm	Net debt SEKm	Financing %	Capital employed SEKm	Net debt SEKm	Financing %	Capital employed SEKm	Net debt SEKm	Financing %
EUR	41,940	15,538	37	34,847	14,483	42	32,029	12,337	39
USD	9,298	3,382	36	6,890	1,706	25	10,475	4,983	48
GBP	7,911	2,731	35	9,895	1,884	19	10,722	4,389	41
MXN	3,460	1,807	52	3,376	1,564	46	3,469	1,417	41
AUD	2,512	1,038	41	2,555	992	39	2,500	983	39
DKK	2,414	1,363	56	2,124	1,140	54	2,024	1,024	51
NZD	1,556	535	34	1,697	599	35	1,577	618	39
PLN	1,457	922	63	1,158	661	57	597	406	68
RUB	1,411	1,337	95	747	543	73	540	376	70
CNY	1,372	128	9	1,006	104	10	804	43	5
COP	1,371	564	41	1,059	382	36	1,017	399	39
SKK	1,095	493	45	786	216	27	746	310	42
MYR	1,067	215	20	891	173	19	865	73	8
CAD	623	415	67	672	124	18	612	130	21
CZK	515	152	30	508	116	23	450	156	35
Other	2,629	1,704	65	2,157	1,181	55	2,006	681	34
Total currency	**80,631**	**32,324**	**40**	**70,368**	**25,868**	**37**	**70,433**	**28,325**	**40**
SEK	33,623	14,678		31,279	11,500		24,929	8,074	
Total	**114,254**	**47,002**		**101,647**	**37,368**		**95,362**	**36,399**	

Financing of capital employed

Capital employed in foreign currency as of 31 December 2008 amounted to SEK 80,631m (70,368; 70,433). Distribution by currency is shown in the table above.

At year-end, capital employed was financed in the amount of SEK 32,324m (25,868; 28,325) in foreign currency, which is equivalent to a total matching ratio of 40% (37; 40). Matching is achieved through existing external net debt per currency by taking derivatives into account.

Translation exposure

In order to achieve the desired hedging level for foreign capital employed, SCA has hedged the net investments in a number of selected legal entities. In total, hedging positions affected equity in 2008 by SEK 763m (386; negative: 352). This result is largely due to hedges of negative net investments in EUR. The total market value of outstanding hedging transactions at year-end was SEK 714m (165; negative: 201). In total at year-end, SCA hedged negative net investments outside Sweden amounting to SEK 2,079m, net, with forward contracts. SCA's total foreign net investments at year-end amounted to SEK 45,542m.

Hedging of net investments outside Sweden

	2008		2007		2006	
Currency	Hedged net investment SEKm	Total hedged volume[1] SEKm	Hedged net investment SEKm	Total hedged volume[1] SEKm	Hedged net investment SEKm	Total hedged volume[1] SEKm
EUR	–4,374	4,374	–5,414	5,414	–7,654	7,654
AUD	–912	912	–963	963	–926	926
DKK	–162	162	–602	602	–1,339	1,339
CAD	–	–	301	–301	270	–270
NZD	156	–156	522	–522	845	–845
MXN	588	–588	618	–618	659	–659
USD	705	–705	404	–404	469	–469
GBP	1,755	–1,755	1,359	–1,359	1,646	–1,646
Other	165	–165	313	–313	336	–336
Total	**–2,079**	**2,079**	**–3,462**	**3,462**	**–5,694**	**5,694**

[1] + = investment, – = loan

PRICE RISK

Energy price hedges

In 2008, SCA purchased approximately 7 TWh (7; 6) of electricity and approximately 10 TWh (10; 13) of natural gas.

SCA hedges the price risk in energy via supply contracts and financial instruments. At present, SCA uses financial instruments in the Swedish, Danish and New Zealand electricity markets as well as in the German, Austrian, British, Italian, Mexican and North American natural gas markets.

At year-end, SCA had 3.1 TWh (2.1; 0.7) of energy derivatives outstanding, with a negative market value of SEK 318m (positive: 37; negative: 17).

INTEREST RATE RISK

SCA seeks to achieve a good spread of its interest due dates in order to avoid large volumes of renewals at the same time. In order to achieve the desired currency balance and fixed-interest period, SCA uses financial derivatives. The average fixed-interest period for the interest-bearing gross debt, including derivatives, was 4.6 months (5.3; 5.3) at year-end. The average interest rate for the total outstanding net debt, including derivatives, amounted to 5.61% (5.85; 4.96) at year-end.

SENSITIVITY ANALYSIS MARKET RISK

Sensitivity analysis calculations have been performed on the financial instruments' risk to which SCA was exposed as at 31 December 2008 using assumptions on market fluctuations that are regarded as reasonably possible in one year's time.

Currency risk

If the Swedish krona unilaterally had weakened/strengthened by 5% against all currencies, outstanding financial hedges as well as trade payables and trade receivables would have increased/decreased profit for the year before tax by SEK 53m (43; –4).

Currency hedges relating to the cost of non-current assets would, if the Swedish krona unilaterally had weakened/strengthened by 5%, have increased/decreased equity by SEK 2m (6; 28).

SCA's external loans in foreign currency, if the Swedish krona had weakened/strengthened by 5% against all currencies, would have increased/decreased the Group's financial expenses by SEK 1,616m (1,293; 1,416). For the Group, however, the earnings impact would be insignificant since translation of internal loans and investments would have, largely, the opposite effect.

Price risk

If the stock market had risen/fallen by 15%, all other variables being unchanged, and the Group's shareholdings changed in accordance with the stock market, profit before tax for the year would have increased/decreased by SEK 6m (15; 16). In addition to the earnings impact, equity would have increased/decreased by SEK 106m (193; 182).

If energy prices had increased/decreased by 20%, outstanding financial hedges relating to natural gas and electricity, all other things being equal, would have increased/decreased energy costs for the year by SEK 98m (90; 28). In addition to the earnings impact, equity would have increased/decreased by SEK 62m (38; 0). The total energy cost for the Group, however, would have been affected considerably more, taking supply contracts price risk into account.

Interest rate risk

If interest rate levels had been 1 percentage point higher/lower, with unchanged fixed interest term and volume in the net debt, interest expenses for the year would have been SEK 290m (209; 203) higher/lower.

LIQUIDITY AND REFINANCING RISK

SCA's financing is mainly secured by bank loans, bond issues and through issuance of commercial papers. Loans from multilateral development banks are also used. For issuing bonds in the European capital market, SCA has a Euro Medium Term Note (EMTN) programme with a programme size of EUR 2,000m (SEK 21,872m). As of 31 December 2008, a nominal EUR 1,066m (1,102; 1,710) was outstanding with a remaining maturity of 2.8 years (3.8; 2.9). SCA also utilises bond markets outside Europe and in 2003 issued a bond in the US of USD 450m (SEK 3,480m). For further information, see Note 25. SCA has a Swedish and a Belgian commercial paper programme.

Commercial paper programme

	Size	Nominal SEKm	Utilised SEKm
Swedish	SEK 15,000m	15,000	8,862
Belgian	EUR 400m	4,374	1,339
Total		**19,374**	**10,201**

SCA's financing is secured in part through medium-term credit facilities syndicated among banks with good credit-worthiness. With these as protection against refinancing risk, SCA uses short-term borrowing, primarily through the issue of commercial papers.

To limit the refinancing risk and maintain a liquidity reserve, SCA has two syndicated bank facilities. In addition, SCA secured bilateral credit facilities with banks amounting to SEK 8,000m, of which SEK 500m is due in 2009 and the balance between 2010 and 2013.

Credit facilities

	Nominal	Nominal SEKm	Utilised SEKm
Syndicated credit facility EUR 1,200m			
Maturity (2010)	EUR 60m	656	–
Maturity (2011)	EUR 35m	383	–
Maturity (2012)	EUR 1,105m	12,084	–5,400
Syndicated credit facility EUR 1,000m			
Maturity (2014)	EUR 1,000m	10,936	–5,975
Bilateral credit commitments	SEK 8,000m	8,000	–
Total		**32, 059**	**–11, 375**

On 31 December 2008, the gross debt amounted to SEK 52,439m (42,433; 38,569). After additions for net pension provisions and deductions for cash and cash equivalents, interest-bearing receivables and capital-investment shares, the net debt was SEK 47,002m (37,368; 36,399).

At year-end, the average maturity of gross debt was 3.0 years (4.2; 3.7). If short-term loans are replaced with long-term unutilized credit facilities, the maturity amounts to 3.9 years. The Group's liquidity reserve at year-end amounted to SEK 12,343 (12,262; 10,163) comprising cash and cash equivalents and unutilised credit facilities with a longer term than one year, less short-term loans. The liquidity reserve corresponded to 11% (12; 10) of SCA's sales in 2008.

The table below shows the maturity profile of the gross debt broken down by outstanding loans, cash and cash equivalents and unutilised credit facilities.

SCA's maturity profile broken down by loans, cash and cash equivalents and unutilised credit facilities

SEKm		2009	2010	2011	2012	2013	2014	2015+	Total
Commercial paper & short-term bank loans		–10,201	–	–	–	–	–	–	–10,201
Finance leases		–106	–1,247	–35	–35	–19	–8	–6	–1,455
Bond issues		–	–2,000	–7,655	–	–	–1,000	–4,481	–15,136
Utilisation of credit facilities		–	–	–	–5,400	–	–5,975	–	–11,375
Other loans		–3,272	–2,041	–651	–1,176	–4,630	–348	–2,154	–14,272
Total		**–13,579**	**–5,288**	**–8,341**	**–6,611**	**–4,649**	**–7,331**	**–6,841**	**–52,439**
Cash and cash equivalents	**5,738**								
Unutilised credit facilities	**20,684**	–500	–2,656	–3,383	–6,684	–2,500	–4,961		

NOTE 2 CONTINUED

The table below shows the Group's liquidity risk regarding financial liabilities (including interest payments), net settled derivatives that constitute financial liabilities and negative cash flows from gross settled derivatives.

Liquidity risk

	31 Dec. 2008			31 Dec. 2007			31 Dec. 2006		
SEKm	<1 yr	1–5 yrs	>5 yrs	<1 yr	1–5 yrs	>5 yrs	<1 yr	1–5 yrs	>5 yrs
Loans including interest	14,600	30,337	15,043	22,722	15,719	7,677	22,487	13,491	5,940
Net settled derivatives	16	56	231	327	309	341	259	92	346
Share swaps	31	–	–	1	–	–	–	–	–
Energy derivatives	242	92	–	3	1	0	20	–	–
Trade payables	13,155	1,000	–	12,744	782	–	11,670	662	–
Total	**28,044**	**31,485**	**15,274**	**35,797**	**16,811**	**8,018**	**34,436**	**14,245**	**6,286**
Gross settled derivatives	21,686	166	–	20,772	317	–	23,283	495	34

The gross settled derivatives have, largely, corresponding positive cash flows and therefore in SCA's opinion do not constitute any real liquidity risk.

CREDIT RISK

FINANCIAL CREDIT RISK

SCA endeavours to use standardised agreements which, in countries where this is possible, give the legal right to make net calculation of receivables and liabilities. Even if continuous payment set-offs on outstanding receivables and liabilities in derivative instruments do not take place, the right of set-off in the event of a counterparty's bankruptcy means that SCA measures this credit risk as a net amount.

As of 31 December 2008, the credit risk associated with financial cash instruments amounted to SEK 13,401m (8,938; 7,733), of which SEK 8,808m (7,637; 7,451) was attributable to leasing transactions (see Note 30). Credit exposure associated with derivative instruments was SEK 4,150m (2,395; 3,181). Of the total credit risk, SEK 16,949m (11,243; 10,813) was with counterparties with at least an AA rating from a rating institute.

During the year there were no impairment losses relating to financial assets.

CREDIT RISK IN TRADE RECEIVABLES

Trade receivables are reported in the amounts expected to be received based on individual assessments of each customer. Customers within the Personal Care and Tissue business areas are mainly large retail companies and distributors. The ten largest customers accounted for 23% (20; 19) of these business areas' outstanding trade receivables as at 31 December 2008. Packaging has a large number of customers, of which the ten largest customers accounted for 8% (10; 7) of the outstanding trade receivables at 31 December 2008. Forest Products' customers are mainly newspaper and magazine publishers. At year-end 2008, the ten largest customers represented 15% (15; 18) of the business area's trade receivables.

DERIVATIVES

Below is a table showing all the derivatives that affected the Group's balance sheet and income statement as of 31 December 2008.

Total outstanding derivatives

	2008			2007			2006		
SEKm	Nominal	Asset	Liability	Nominal	Asset	Liability	Nominal	Asset	Liability
Currency derivatives [1]	22,236	659	624	21,180	138	224	24,625	238	162
Interest-rate derivatives	20,256	878	206	13,856	141	360	23,955	254	432
Commodity derivatives	1,250	35	353	638	41	4	157	3	20
Equity derivatives	42	–	31	100	10	1	104	12	–
Total	**43,784**	**1,572**	**1,214**	**35,774**	**330**	**589**	**48,841**	**507**	**614**

[1] Nominal SEK 44,396m (45,498; 66,381) is outstanding before the right of set-off.

HEDGING RESERVE IN EQUITY

Currency derivatives relating to hedging of commercial transaction exposure mostly mature during the first half year of 2009. Before the end of 2009, all derivatives in the hedging reserve at year-end 2008 will be realised. With unchanged exchange rates, profit after tax will be affected positively by SEK 16m (1; 10). Currency derivatives relating to hedging of the cost of non-current assets have a maturity spread until the end of April 2010. With unchanged exchange rates, the cost of non-current assets will decline by SEK 31m (inc. 1; inc. 5) after tax.

The derivatives intended to hedge energy costs in the Group mostly mature during 2009. A small part will be realised later during the period until year-end 2013. With unchanged prices, the Group's profit after tax will be affected negatively by SEK 227m (positive: 26; negative: 8).

Outstanding derivatives with hedge accounting [1]

	2008			2007			2006		
SEKm	Asset	Liability	Hedge reserve after tax	Asset	Liability	Hedge reserve after tax	Asset	Liability	Hedge reserve after tax
Cash flow hedges									
Transaction exposure									
Commercial transaction exposure	56	34	16	7	5	1	15	1	10
Investments	43	1	31	2	4	–1	0	17	–5
Energy	10	325	–227	39	2	26	0	11	–8
Hedging of net investments in foreign entities [2]	747	33		231	66		98	299	
Fair value hedges									
Interest-rate risk in financing	812	194		147	344		239	413	
Total	**1,668**	**587**	**–180**	**426**	**421**	**26**	**352**	**741**	**–3**

[1] Outstanding derivatives with hedge accounting are included in the table Total outstanding derivatives.

[2] Pertains to derivatives before right of set-off.

FINANCIAL INSTRUMENTS BY CATEGORY

Accounting principles for financial instruments have been applied to the balance sheet items below.

31 December 2008

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	82	48	812	714	1,656
Other non-current assets	–	1	7	–	8
Trade receivables	17,483	–	–	–	17,483
Other current receivables	–	146	102	–	248
Current financial assets	186	451	5	–	642
Cash and cash equivalents	5,738	–	–	–	5,738
Total	**23,489**	**646**	**926**	**714**	**25,775**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortised cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	14,579	194	24,086	38,859
Other non-current liabilities	2	90	–	92
Current financial liabilities	360	18	12,792	13,170
Trade payables	–	–	14,156	14,156
Other current liabilities	280	270	–	550
Total	**15,221**	**572**	**51,034**	**66,827**

31 December 2007

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	82	1	147	1,296	1,526
Other non-current assets	–	3	3	–	6
Trade receivables	16,821	–	–	–	16,821
Other current receivables	–	39	45	–	84
Current financial assets	274	90	2	–	366
Cash and cash equivalents	3,023	–	–	–	3,023
Total	**20,200**	**133**	**197**	**1,296**	**21,826**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortised cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	11,789	344	8,114	20,247
Other non-current liabilities	2	1	–	3
Current financial liabilities	167	6	21,770	21,943
Trade payables	–	–	13,526	13,526
Other current liabilities	46	11	–	57
Total	**12,004**	**362**	**43,410**	**55,776**

31 December 2006

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	90	–	239	1,222	1,551
Other non-current assets	–	15	–	–	15
Trade receivables	15,289	–	–	–	15,289
Other current receivables	–	45	15	–	60
Current financial assets	216	192	1	–	409
Cash and cash equivalents	1,599	–	–	–	1,599
Total	**17,194**	**252**	**255**	**1,222**	**18,923**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortised cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	11,226	413	5,213	16,852
Other non-current liabilities	16	–	–	16
Current financial liabilities	6,642	9	14,886	21,537
Trade payables	–	–	12,332	12,332
Other current liabilities	18	30	–	48
Total	**17,902**	**452**	**32,431**	**50,785**

Other liabilities and receivables in the balance sheet include items other than financial instruments, which means that the rows of figures above are not fully reconcilable.

NOTE 3 KEY ASSESSMENTS AND ASSUMPTIONS

Preparation of annual accounts and application of different accounting standards are often based on management assessments or on assumptions and estimates that are regarded as reasonable under the prevailing circumstances. These assumptions and estimates are often based on historical experience but also on other factors, including expectations of future events. With other assumptions and estimates, the result may be different and the actual result will, by definition, seldom concur with the estimated result.

The assumptions and estimates that SCA considers to have the greatest impact on earnings, as well as assets and liabilities, are discussed below.

VALUATION OF BIOLOGICAL ASSETS

Since a market price or other comparable value does not exist for assets the size of SCA's, the biological assets, that is standing forest, are valued at the value of anticipated future cash flows.

Calculation of these cash flows is based on the felling plan from the most recent forest survey that is available. Forest surveys are updated every ten years. The calculation is also based on assumptions with regard to growth, selling prices, costs for felling and silviculture as well as costs for replanting, which is a prerequisite for felling. These assumptions are mainly based on experience and are only changed when a change in price and cost levels is assessed as being long term. The cash flow covers a production cycle which SCA estimates to amount to an average of 100 years. The discount factor used is the cost of capital before tax (WACC, weighted average cost of capital) that is normally used in valuations of similar assets.

The consolidated value of biological assets at 31 December 2008 amounted to SEK 24,711m. For further information, see Note 13.

GOODWILL

Each year the Group examines whether there is any impairment relating to goodwill. Goodwill is divided among cash-generating units and these concur with the Group's primary segments.

The recoverable amount for the cash-generating units is decided by calculating value in use. This calculation is based on the Group's existing strategic plans. These plans rest on market-based assumptions and include anticipated future cash flows for the existing operations during the next ten-year period. Cash flows beyond the ten-year period are taken into account by an operating surplus multiple being applied to sustained cash flow. This multiple concurs with current market multiples for similar operations.

The discount factors used in the present value calculation of the anticipated future cash flows is the current weighted average cost of capital (WACC) established within the Group for the markets in which the cash-generating units conduct operations. Impairment testing for the year did not indicate any impairment. Goodwill for the Group at 31 December 2008 amounted to SEK 19,974m. For further information, see Note 11.

PENSIONS

Costs, as well as the value of pension obligations for defined-benefit pension plans, are based on actuarial calculations that are based on assumptions on discount rate, anticipated return on plan assets, future salary increases, inflation and demographic conditions.

The discount rate assumption is based on high-quality fixed-income investments with maturities corresponding to the Group's existing pension obligations. The funded assets include equities and bonds. The expected return on these is calculated on the basis of the assumption that the return on bonds equals the interest on a 10-year government bond and that the return on equities amounts to the same rate but with an addition for risk premium.

The Group's net defined-benefit obligations and the fair value of plan assets amounted to SEK 2,600m as at 31 December 2008. For further information, see Note 26.

TAXES

Deferred tax is calculated on temporary differences between the carrying amounts and the tax values of assets and liabilities. There are primarily two areas where assumptions and assessments affect recognised deferred tax. One is assumptions and assessments used to determine the carrying amounts of the different assets and liabilities. The other is assumptions and assessments related to future taxable profits, where future utilisation of deferred tax assets depends on this. As at 31 December 2008, SEK 1,073m was recognised as deferred tax assets based on such assumptions and assessments. Significant assessments and assumptions are also made regarding recognition of provisions and contingent liabilities relating to tax risks. For further information see Note 10.

NOTE 4 ACQUISITIONS AND DIVESTMENTS

ACQUISITIONS

Acquisitions made during the year totalled SEK 1,764m including assumed net debt. The acquisitions mainly petain to :

Company	Operations	Acquisition date	Acquisition price [1] SEKm	Goodwill SEKm	Acquired %	Total holding after acquisition %
Procter & Gambles (P&G) European tissue operations [2]	Tissue	April/ July -08	1,663	346	–	–
Vinda International Holdings Ltd	Tissue	February -08	119	–	5	19

[1] Acquisition price pertains to purchase price including acquisition costs. Assumed net debt is not included.

[2] Takeover of the last two units in the P&G acquisition, Orleans, France and Manchester, UK. The acquisition balance sheets for these two units are not finalised. During 2007, brands and plants in Germany and Italy as well as operations in Hong Kong were also acquired from P&G.

The above acquisitions are reported in the Board of Directors' Report on page 11 under the section Investments, acquisitions and divestments. In addition to the above, three minor acquisitions were carried out in the US and Sweden for a total purchase consideration of SEK 29m.

EFFECT ON SALES AND EARNINGS OF ACQUISITIONS FOR THE YEAR

During 2008, SCA took over the last two facilities in European tissue operations acquired in 2007. The net sales of all four facilities was included as of the fourth quarter of 2007. During 2008, the acquisition affected net sales of the Tissue business unit by 13%, corresponding to about SEK 4,400m The acquisition affected operating profit positively by about SEK 400m.

Supplementary investment of 5% in the associated company Vinda International Holding affected operating profit positively by SEK 5m. Other acquisitions did not have any material impact on consolidated sales and earnings.

There are no plans to divest all or parts of any of the acquired operations. Goodwill relates to acquisition of markets, where an individual value for another asset could not be identified.

ACQUIRED OPERATIONS

The table below shows the fair value of acquired net assets, recognised goodwill and the effect on the Group's cash flow statements of all acquisitions.

Preliminary acquisition balance sheet

SEKm	2008	2007	2006
Non-current assets	1,487	3,064	121
Operating assets	132	347	98
Cash and cash equivalents	1	87	85
Provisions	–123	–20	–9
Net debt excl. cash and cash equivalents	–1	–174	–
Operating liabilities	–36	–67	–29
Minority	–	10	43
Fair value of net assets	**1,460**	**3,247**	**309**
Negative goodwill, dissolved in income statement	–	–18	–
Goodwill [1]	297	1,162	150
Acquisition price	**1,757**	**4,391**	**459**
Acquisition price	–1,757	–4391	–459
Unpaid purchase price related to acquisition	–	9	75
Settlement of liability for purchase price for acquisition in earlier years	–7	–76	–24
Cash and cash equivalents in acquired companies	1	87	85
Impact on consolidated cash and cash equivalents, Business Combinations (Cash flow statement)	**–1,763**	**–4,371**	**323**
Plus acquired net debt excl. cash and cash equivalents	–1	–174	–
Acquisition of operation incl. net debt assumed (Operating cash flow statement)	**–1,764**	**–4,545**	**–323**

[1] Specification of investment in goodwill;

SEKm	2008	2007	2006
Investment in goodwill related to acquisitions	352	1162	150
Recovery of previously paid purchase consideration	–55	–	–
Total	**297**	**1162**	**150**

The table below shows fair value of acquired net assets, recognised goodwill and effect on the Group's cash flow statements of the acquisition of the European tissue operations.

Acquisition balance sheet (preliminary 2008)

SEKm	2008	2007
Intangible assets	17	818
Buildings, land, machinery and equipment	1,162	1,561
Other non-current receivables	171	29
Non-current assets	**1,350**	**2,408**
Inventories	114	255
Operating receivables	7	9
Cash and cash equivalents	–	2
Current assets	**121**	**266**
Assets	**1,471**	**2,674**
Provisions for pensions	–7	–104
Other non-current liabilities	–123	–6
Non-current liabilities	**–130**	**–110**
Operating liabilities	–24	–25
Current liabilities	**–24**	**–25**
Liabilities	**–154**	**–135**
Fair value of net assets	**1,317**	**2,539**
Goodwill [1]	346	653
Acquisition price	**1,663**	**3,192**
Acquisition price	–1,663	-3,192
Unpaid acquisition price related to acquisition	–	5
Settlement of debt related to 2007 acquisitions	–5	–
Less cash and cash equivalents in acquired company	–	2
Impact on consolidated cash and cash equivalents, Business combinations	**–1,668**	**–3,185**
Plus acquired net debt excl. cash and cash equivalents	–7	–104
Acquisition of operations for the year incl. assumed net debt	**–1,675**	**–3,289**

[1] Including acquisition costs amounting to SEK 58m (145).

ADJUSTMENT OF PRELIMINARY ACQUISITION BALANCE SHEETS 2008

Adjustments of preliminary acquisition balance sheets in 2007 after final valuation of acquired assets and liabilities.

SEKm	European Tissue operation	Fine Sancella Hygiene, Jordan [1]	Total
Goodwill	–70	101	31
Buildings, land, machinery and equipment	–21	15	–6
Holdings in minority interests	–	–135	–135
Other non-current receivables	118	–	118
Operating assets	–	21	21
Cash and cash equivalents	–	5	5
Total assets	**27**	**7**	**34**
Non-current liabilities	27	–	27
Operating liabilities	–	7	7
Total liabilities	**27**	**7**	**34**

[1] The acquisition in 2007 of Fine Sancella Hygiene, Jordan, has been reclassified from associated company to Joint Venture and consolidated in accordance with the proportional method as of January 2008.

DIVESTMENTS

The corrugated board operations in the UK and Ireland were divested in September for SEK 1,145m, less divestment expenses. Other divestments amount to SEK 3m and relate to operations in Sweden.

SEKm	2008	2007	2006
Non-current assets	1,019	117	19
Operating assets	867	717	18
Cash and cash equivalents	19	–12	–
Non-current assets held for sale	–	2,385	–
Net debt excl. cash and cash equivalents	–11	–67	–
Provisions	–219	–26	
Operating liabilities	–521	–302	–12
Liabilities held for sale	–	–55	–
Minority	–6	–7	–
Gain on sale	0	28	23
Purchase price received	**1,148**	**2,778**	**48**
Less purchase price paid	0	–5	–
Less cash and cash equivalents in sold companies	–19	12	–
Impact on consolidated cash and cash equivalents, Business Combinations (Cash flow statement)	**1,129**	**2,785**	**48**
Plus sold net debt excl. cash and cash equivalents	11	67	–
Divestment of operations during the year incl. assumed net debt (Operating cash flow statement)	**1,140**	**2,852**	**48**

NOTE 5 OPERATING INCOME AND EXPENSES

Distribution of operating income and expenses

SEKm	Note	2008	2007	2006
Other income		3 690	2 231	2 305
Change in net value of biological assets	13	720	5 645	304
Change in inventory of finished products and products in progress	19	147	–506	–590
Own work performed and capitalised		174	182	156
Raw materials and consumables	19	–43 766	–39 743	–35 405
Personnel expenses	7	–20 498	–20 584	–19 761
Other operating expenses		–36 176	–33 320	–33 783
Depreciation	8	–6 199	–6 186	–6 151
Impairments	8	–12	–3 534	–34
Total		**–101 920**	**–95 815**	**–92 959**

OTHER INCOME

Other income includes income from activities or sales of goods and services outside SCA's normal core business. The income can be of a recurring or occasional nature. During 2008, sales of goods and services outside SCA's normal business operations amounted to SEK 1,336m, sales of energy to SEK 983m, revenue from SCA's transport business amounted to SEK 579m and royalties to SEK 287m as well as rental income of SEK 50m. Income of a more occasional nature, such as gains on sales of non-current assets, amounted to SEK 88m in 2008.

OTHER OPERATING EXPENSES

Other operating expenses include research and development totalling SEK 612m (595; 562), gain on exchange differences of SEK 4m (loss 6; gain 12), net. Hedge positions affected operating profit negatively by SEK 116m (neg. 5; pos. 146). Government grants received reduced other operating expenses by SEK 60m (38; 68). Energy expenses were SEK 8,312m (6,579; 7,389) and transport expenses were SEK 9,027m (7,337; 7,528). Other operating expenses also include costs for marketing, sales, lease of premises, other consulting fees, administrative expenses and other.

OPERATING LEASES

Future payment commitments for non-cancellable operating leases are as follows:

SEKm	2008	2007	2006
Within 1 year	1,001	975	902
Between 2 and 5 years	2,220	2,153	1,958
Later than 5 years	1,534	1,527	1,477
Total	**4,755**	**4,655**	**4,337**

Cost of the year related to operating leasing of assets amounted to SEK 871m (921; 920). Leasing objects comprise a large number of items, including energy plants, warehouses, offices, other buildings, machinery and equipment, IT equipment, office fixtures and various transport vehicles. The assessment for a number of the objects is that, in reality, it is possible to terminate contracts early.

FINANCE LEASES

Future payment commitments for the Group's finance leases are as follows:

	2008		2007		2006	
SEKm	Nominal	Present value	Nominal	Present value	Nominal	Present value
Within 1 year	215	170	177	154	182	158
Between 2 and 5 years	702	475	598	458	601	478
Later than 5 years	324	236	407	272	462	307
Total	**1 241**	**881**	**1 182**	**884**	**1 245**	**943**

Total payments for finance leases during the year amounted to SEK 182m (186; 182). During the year SEK 75m (73; 55) was reported as an interest expense and SEK 113m (111; 107) as amortisation of debt. Depreciation of finance lease assets during the year amounted to SEK 105m (116; 116). The carrying amount of finance lease assets at year-end amounted to SEK 209m (306; 317) relating to buildings/land and SEK 1,257m (1,197; 1,270) relating to machinery.

For information about significant leasing contracts, refer to Note 30 Contingent liabilities. In addition to this, there is a leasing contract for a paper machine in Laakirchen with a term through 2010.

AUDITING EXPENSES

Remuneration to auditors can be specified as follows:

SEKm	2008	2007	2006
PricewaterhouseCoopers			
Audit assignments	67	62	62
Other assignments	19	17	29
Other auditors			
Audit assignments	4	2	3
Other assignments	2	1	1
Total	**92**	**82**	**95**

Other assignments are mainly audit-related consultations in conjunction with acquisitions and tax advice.

NOTE 6 SEGMENT REPORTING

Primary segments – business segments

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2008								
REVENUES								
External sales	23,033	38,379	32,766	9,005	6,130	1,136	0	110,449
Internal sales	298	1	675	10	1,565	332	-2,881	0
Total revenues	**23,331**	**38,380**	**33,441**	**9,015**	**7,695**	**1,468**	**-2,881**	**110,449**
RESULT								
Operating profit	**2,912**	**2,375**	**1,493**	**402**	**1,805**	**-433**	**0**	**8,554**
Interest income								246
Interest expenses								-2,563
Tax expense for the year								-639
Net profit for the year								**5,598**
OTHER DISCLOSURES								
Assets	16,899	53,424	37,703	8,759	34,855	5,975	-8,536	149,079
Share of equity	7	534	392	19	25	6		983
Unallocated assets								8,906
Total assets	**16,906**	**53,958**	**38,095**	**8,778**	**34,880**	**5,981**	**-8,536**	**158,968**
Liabilities	5,362	13,049	9,850	2,185	9,346	4,561	-8,536	35,817
Unallocated liabilities								55,899
Equity								67,252
Total equities and liabilities	**5,362**	**13,049**	**9,850**	**2,185**	**9,346**	**1,884**	**-5,859**	**158,968**
Investments	-1,688	-4,894	-2,453	-731	-737	67		-10,436
Depreciation	-1,006	-2,194	-1,642	-764	-530	-63		-6,199
Impairment losses	-12	0	0	0	0	0		-12
Unallocated impairment losses [1]								
Income and expenses, in addition to depreciation, not matched by cash flow	12	-109	-71	0	-613	-91		-872

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2007								
REVENUES								
External sales	21,945	33,277	33,239	8,714	7,896	842	0	105,913
Internal sales	156	55	489	1	2,133	494	-3,328	0
Total revenues	**22,101**	**33,332**	**33,728**	**8,715**	**10,029**	**1,336**	**-3,328**	**105,913**
RESULT								
Segment result	**2,960**	**1,724**	**2,651**	**537**	**2,333**	**-358**	**0**	**9,847**
Operating profit								**10,147**
Interest income								193
Interest expenses								-2,103
Tax expense for the year								-1,076
Net profit for the year								**7,161**
OTHER DISCLOSURES								
Assets	13,924	45,920	36,674	8,223	33,614	4,106	-5,443	137,018
Share of equity	142	396	363	17	31			950
Unallocated assets								7,082
Total assets	**14,066**	**46,316**	**37,037**	**8,240**	**33,645**	**4,106**	**-5,443**	**145,050**
Liabilities	4,648	11,489	10,897	2,189	9,744	2,803	-5,443	36,327
Unallocated liabilities								44,444
Equity								64,279
Unallocated liabilities and equity	**4,648**	**11,489**	**10,897**	**2,189**	**9,744**	**2,803**	**-5,443**	**145,050**
Investments	-1,032	-6,456	-2,668	-378	-1,018	-2		-11,554
Depreciation	-1,011	-2,241	-1,578	-795	-533	-28		-6,186
Impairment losses	16	-1	-7					8
Unallocated impairment losses [1]						-3.542		-3,542
Income and expenses, in addition to depreciation, not matched by cash flow	0	-35	-154	-1	-395	-3,947		-4,532

NOTE 6 CONTINUED

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2006								
REVENUES								
External sales	21,010	31,152	32,878	8,929	6,718	752		101,439
Internal sales	262	184	475	1	2,003	439	–3,364	0
Total revenues	**21,272**	**31,336**	**33,353**	**8,930**	**8,721**	**1,191**	**–3,364**	**101,439**
RESULT								
								–
Operating profit	**2,799**	**1,490**	**2,072**	**818**	**1,657**	**–331**	**0**	**8,505**
Interest income								179
Interest expenses								–1,851
Tax expense for the year								–1,366
Net profit for the year								**5,467**
OTHER DISCLOSURES								
Assets	12,959	42,056	35,223	8,543	26,659	1,498	–790	126,148
Share of equity	7	40	356	15	21			439
Unallocated assets								6,957
Total assets	**12,966**	**42,096**	**35,579**	**8,558**	**26,680**	**1,498**	**–790**	**133,544**
Liabilities	4,111	6,944	7,190	1,134	1,606	961	–790	21,156
Unallocated liabilities								53,425
Equity								58,963
Total equities and liabilities	**4,111**	**6,944**	**7,190**	**1,134**	**1,606**	**961**	**–790**	**133,544**
Investments	–969	–2,586	–2,910	–300	–648	–20		–7,433
Depreciation	–966	–2,144	–1,676	–850	–488	–27		–6,151
Impairment losses	–11	–	–23	–	–	–		–34
Unallocated impairment losses [1]								–
Income and expenses, in addition to depreciation, not matched by cash flow	3	–103	–107	–5	–216	–114		–542

[1] Items affecting comparability

SEKm	2008 Expenses	2008 Impairments	2007 Expenses	2007 Impairments	2006 Expenses	2006 Impairments
Personal Care			–16	–41		
Tissue			–618	–2,863		
Packaging			–561	–389		
Publication papers						
Pulp, timber and solid-wood products			5,045	–158		
Other			–8	–91		
Total			3,842	–3,542		
Total				**300**		

BUSINESS SEGMENTS

The Group is organised in five main product groups: personal care, tissue, packaging, publication papers, and pulp, timber and solid-wood products. These product groups are the primary segments. Tissue includes toilet paper, kitchen paper and paper handkerchiefs sold to the retail trade, as well as, toilet paper, hand drying products, napkins and products for cleaning for industrial and office applications. These products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal Care products comprise baby diapers, feminine care products and incontinence products. Packaging comprises corrugated board as well as protective and specialty packaging. This business segment also includes containerboard which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products business segment also contribute to the Group's raw material integration since the Group's pulp and timber are mainly delivered internally. In addition, the Group's pulp is mainly produced from timber from the Group's own forests which also to a large extent supply the sawmills with raw material.

REVENUES AND EXPENSES

Within the Group there is an organisation for paper recovery. Revenues and expenses from these operations are allocated among the business segments in proportion to their use of recovered paper. All the other income and expenses as well as income from participations in associates are directly attributable to the business segment.

ASSETS AND LIABILITIES

The assets included in each business segment comprise all operating assets used in the business segment, primarily accounts receivable, inventories and fixed assets after deduction for provisions. Most of the assets are directly attributable to each business segment. In addition, some assets that are common to two or more business segments are allocated among the business segments. The liabilities attributable to the business segments comprise all operating liabilities, mainly accounts payable and accrued expenses. So-called capital employed is allocated to the business segments.

INTRA-GROUP DELIVERIES

Revenues, expenses and results for the different business segments are affected by intra-Group deliveries. Internal prices are market-based. Intra-Group deliveries are eliminated on consolidation.

SECONDARY SEGMENTS – GEOGRAPHICAL AREAS

The Groups' operations are divided into three geographical areas: Europe, North America and the rest of the world.

	Sales			Assets			Investments		
SEKm	2008	2007	2006	2008	2007	2006	2008	2007	2006
Europe	86,171	81,298	74,732	138,607	125,745	111,368	-8,265	-9,776	-5,823
North America	11,983	10,455	13,273	11,817	12,132	14,632	-1,451	-597	-837
Rest of the world	12,295	14,160	13,434	15,043	13,878	12,927	-720	-1,181	-774
Eliminations				-6,499	-6,705	-5,383			
Total	**110,449**	**105,913**	**101,439**	**158,968**	**145,050**	**133,544**	**-10,436**	**-11,554**	**-7,434**

Sales figures are based on the country in which the customer is located. Assets and investments are reported where the assets are located.

GEOGRAPHICAL AREAS

The Group's operations are mainly conducted in two areas. In Europe, which is the Group's home market, the Group manufactures and sells personal care products, tissue, packaging, publication papers and solid-wood products. In North America, the Group manufactures and sells AFH tissue and incontinence products. The North American packaging operations were sold in March 2007.

NOTE 7 PERSONNEL AND BOARD COSTS

Personnel costs

SEKm	2008	2007	2006
Salaries and remuneration	15,142	15,465	14,668
of which Group management	63	71	69
of which Board	5	4	3
Pension costs	975	798	1,014
of which defined-benefit pension plans	189	148	363
of which defined-contribution pension plans	786	650	651
Other social security costs	3,098	3,051	3,057
Other personnel costs	1,283	1,270	1,022
Total [1]	**20,498**	**20,584**	**19,761**

[1] Total personnel costs include SEK 0m (867; 0) attributable to costs for implemented efficiency enhancement measures.

Average number of employees

	2008	2007	2006
Average number of employees	51,999	50,433	51,022
of whom women, %	29	25	25
Number of countries	**60**	**60**	**54**

Women comprised 14% (14) of the total number of Board members and senior executives.

Breakdown of employees by age groups, %

21–30	31–40	41–50	51–60
20	29	29	17

Less than 3% (2; 2) of the employees are under the age of 20, and less than 2% (2; 2) are over age 60. During 2008, SCA invested approximately SEK 153m (178; 165) or nearly SEK 3,400 (3,500; 3,200) per employee in skills enhancement activities. The added value per employee in 2008 amounted to SEK 534,000 (551,000; 514,000). The proportion of university graduates amounts to about 13% (15; 13).

In 2008, 7,511 (6,852; 7,397) persons left SCA while 6,255 (7,202; 6,327) joined the company. These figures include both voluntary retirement and the effects of rationalisation and redundancies. In addition, a significant portion relates to summer jobs for students and seasonal work.

Absence due to illness in Swedish companies, %

	2008	2007	2006
Total absence due to illness of normal working hours	4	4	5
Men	4	4	4
Women	5	6	6
Of which continuous absence due to illness of 60 days or more	45	48	58

Proportion of absence due to illness by age group, %

–29	30–49	50–
3	4	5

FEES TO BOARD MEMBERS IN THE PARENT COMPANY DURING THE YEAR

Members of the Board elected by the AGM who are not employees in the company received the following remuneration in 2008 in accordance with the AGM decision.

SEK	Board fee	Audit Committee fee	Remuneration Committee fee	Total
Sverker Martin-Löf (Chairman)	1,350 000	100,000	75,000	1,525,000
Rolf Börjesson	450,000		75,000	525,000
Sören Gyll	450,000	100,000		550,000
Tom Hedelius	450,000		75,000	525,000
Leif Johansson	450,000			450,000
Anders Nyrén	450,000	(Chairman) 125,000		575,000
Barbara Milian Thoralfsson	450,000			450,000
Total	**4,050,000**	**325,000**	**225,000**	**4,600,000**

Total Board fees for Board members 2007 amounted to SEK 4,225,000.

REMUNERATION TO SENIOR EXECUTIVES DURING THE YEAR

Senior executives refer to the President, who is also the CEO, the Executive Vice President, business group presidents and the heads of corporate staff units. For the composition of this group see pages 86 – 87.

AGM GUIDELINES FOR REMUNERATION TO SENIOR EXECUTIVES

The 2008 Annual General Meeting adopted the following guidelines for remuneration for senior executives:

"Remuneration to the CEO and other senior managers will be a fixed amount (base salary), possible variable remuneration, additional benefits and pension. Other senior managers include the executive vice president, business group managers and the central staff managers. The total remuneration is to correspond to market practice and be competitive in the senior manager's field of profession. Fixed and variable remuneration is to be linked to the manager's responsibility or authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. In the event of termination of employment, the notice period should normally be two years should termination be initiated by the company, and one year, when initiated by the senior executive. Severance pay should not exist. Pension benefits are to be either defined-benefit or defined-contribution plans, or a combination hereof, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long, at present 20 years. When resigning before the age entitling to pension, the senior executive will receive a paid-up pension policy from the age of 60. The pension is not to be based on variable remuneration. Matters of remuneration to the senior management are to be dealt with by a Remuneration Committee and, as regards the President, be resolved by the Board of Directors."

NOTE 7 CONTINUED

COMPANY'S APPLICATION OF GUIDELINES

FIXED SALARY

The fixed salary shall be in proportion to the individual's position and the authority and responsibilities this entails. It is set individually at a level that, combined with other remuneration, is assessed as a market rate and competitive in the labour market in which the executive works.

VARIABLE REMUNERATION

Variable remuneration for the CEO, Executive Vice President, business area presidents and equivalents is maximised to a total of 85% of the fixed salary, while the corresponding limit for other senior executives is 75%.

The programme for variable remuneration is divided into a short and long-term portion.

The short-term portion (Short-term Incentive, or STI) for the CEO, Executive Vice President and business area presidents and comparable executives may amount to a maximum of 50% of the fixed salary, while the corresponding limit for other senior executives is 40%. The STI goals set for the business group managements are mainly based on cash flow, while the goal for the CEO and others reporting directly to him is based primarily on the Group's earnings. A goal linked to earnings per share applies to all.

The long-term portion (Long-Term Incentive, or LTI) may amount to a maximum of 35% of the fixed salary, providing that the executive invests half of the outcome in the company's share, and a maximum of 25% if such investment is not made. The established LTI goal is based on the price performance of the company's B share compared with a weighted index of competitors' shares (Total Shareholder Return, or TSR) over a three-year period.

The formulation of the variable remuneration has been decided by the Board, which annually determines the goals in the programme for the Group.

STI did not result in any variable remuneration for the CEO, Executive Vice President or the heads of corporate staffs in the Parent Company. In addition, STI did not result in any variable remuneration for the business group presidents, with the exception of two, for which STI resulted in variable remuneration corresponding to 20–35% of fixed salary. No remuneration based on LTI will be paid for 2008.

OTHER BENEFITS

Other benefits pertain to housing and company car.

PENSION

For the CEO, who is entitled to retire at the age of 60, the pension agreement provides a retirement pension (excluding national pension benefits and previously earned paid-up policies) between the age of 60 and 65 of approximately 40% of final salary (excluding variable remuneration) and thereafter with approximately 20% of final salary (excluding variable remuneration) for life. Upon termination of employment prior to retirement age, a paid-up policy is received for pension payments from age 60. In addition, beneficiaries' pension (excluding national pension benefits and previously earned paid-up policies) amounts to approximately 50% of retirement pension.

Most of the other senior executives in the Group have a combination of defined-benefit and defined-contribution pension plans that entitle the executives, on reaching the age of the age of 60, to receive a retirement pension (including national pension benefits) of up to 45% of the average salary (excluding variable remuneration) for three years prior to retirement age. For full pension, the individual must have been employed for at least 20 years calculated from 40 years of age. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 60, on condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. Moreover, beneficiaries' pension amounts to about 50% of retirement pension. In addition to the defined-benefit pension, a pension is paid based on premiums paid by the company. The premiums paid for each year of service amount to 10% of the executive's base salary and are invested in a fund or insurance chosen by the executive.

Some senior executives in the Group have a pension plan, which is closed to new entrants, that is a defined-benefit pension plan, which grants the executive the right at the age of 65 to receive a pension (including national pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the final salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive to have been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

SHARE-BASED PAYMENTS – EMPLOYEE OPTION PROGRAMMES

No share-based payments were made during the year.

The company earlier issued employee options for which the term has not yet expired. Thus, during 2001 and 2002, about 200 senior executives received stock options at no cost at a value (theoretically calculated), which on the date did not exceed about 20% of the executive's base salary. The total number of stock options for both years allotted to these executives amounted to about 1,800,000. The maturity of the options is seven years. Accordingly, the first of these programmes (2001) matured in 2008, while the other programme (2002) will mature in 2009. When exercising the options, the employee must make payments corresponding to the average latest paid price for Class B shares in SCA during a certain period prior the allotment date. For options allotted in 2001, the exercise price was set at the average share price over a ten-day period in May 2001, SEK 220.00 (following a 3:1 share split each employee option carries entitlement to acquire three B shares at a fixed exercise price). For the options allotted in 2002, the exercise price was set at the average share price during a ten-day period in May 2002, SEK 347.50 (following a 3:1 share split each employee option carries entitlement to acquire three B shares at a fixed exercise price). The options have so many entitlement restrictions that they are considered to lack market value. With the share price at year-end, SEK 66.75, the value of all outstanding options issued in 2002 amounted to SEK 0. The expenses for social security costs on exercise of the stock options have been hedged with regard to increases in the SCA share price. The risk of a downturn in the share price is not hedged. Hedging is conducted in share swaps at a nominal SEK 42m. The market value at year-end was negative SEK 31m. The market value of the hedging transaction is set and recognised in income as incurred.

Holdings of employee options, 31 December 2008

	Programme 2002/2009
Chairman of the Board	40,000
CEO	–
Other senior executives (13 people)	67,000
Total	**107,000**

For each executive's holding, see also page 87.

NOTICE PERIOD AND SEVERANCE PAY

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the notice period. The agreement does not contain any stipulations with regard to severance pay.

Between the company and other senior executives a period of notice of termination of two years normally applies, if such notice is given by the company. The executive has a corresponding right with a period of notice of termination of six months to one year. The executive is normally expected to be available to the company during the notice period. The agreements have no stipulations with regard to severance pay.

PREPARATION AND DECISION PROCESS FOR REMUNERATION

During the year, the Remuneration Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation encompassed the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Remuneration Committee proposed criteria for assessing variable remuneration and pension terms.

The Board discussed the Remuneration Committee's proposal and decided on the basis of the Committee's recommendations.

The remuneration to senior executives for the 2007 financial year was based on the Remuneration Committee's recommendation, and with regards to CEO decided by the Board. The executives concerned did not participate in remuneration matters pertaining to themselves.

When it was deemed appropriate, the work of the Remuneration Committee was carried out with the support of external expertise. For information about the composition of the Remuneration Committee, see page 83.

Remuneration and other benefits during the year

SEK	Fixed salary	Variable remuneration	Other benefits	Pension costs	Share-related payments	Other remuneration	Total
CEO Jan Johansson	7,000,000	–	101,352	4,971,692	–	–	12,073,044
Other senior executives (13 people)	45,338,557	2,475,000	4,592,030	13,771,332	–	–	66,176,919
Former CEO Jan Åström	0		–	–	–	6,024,801	6,024,801
Total	**52,338,557**	**2,475,000**	**4,693,382**	**18,743,024**	**–**	**6,024,801**	**84,274,764**

COMMENTS TO THE TABLE

- In applying the company's earlier contract with the Chairman of the Board, who was previously President and CEO of SCA, from the date he left employment in 2002 and until he reached age 65 (November 2008), he essentially remained at the remuneration level that was comparable to his previous employment benefits (excluding variable remuneration). In addition to contractual pension, he accordingly received an annual supplementary amount, which for 2008 amounted to SEK 1,920,845.
- Variable remuneration covers the 2008 financial year but is paid in 2009.
- Pension costs pertain to the costs that affected earnings for the year, excluding special payroll tax.
- Other remuneration to the former CEO pertains to severance pay, etc., according to agreement.

Group by country

	Net sales				Average number of employees				Salaries	
	2008		2007		2008		2007		2008	2007
	SEKm	%	SEKm	%	SEKm	of whom women, %	SEKm	of whom women, %	SEKm	SEKm
Sweden	7,309	7	7,798	7	6,706	25	6,280	23	2,497	2,643
EU excl. Sweden										
UK	11,995	11	12,918	12	4,284	21	4,787	17	1,360	1,915
Germany	15,453	14	13,337	13	6,281	18	5,607	17	2,752	2,366
France	9,102	8	8,296	8	2,792	26	2,631	25	936	903
Italy	7,809	7	7,464	7	2,331	17	2,317	18	800	728
Netherlands	5,323	5	5,054	5	2,162	17	2,152	14	977	887
Spain	4,810	4	4,381	4	894	29	864	25	263	257
Denmark	3,460	3	3,492	3	1,387	25	1,467	24	654	658
Belgium	2,579	3	2,472	2	910	24	931	26	413	446
Austria	2,365	2	2,084	2	1,567	14	1,470	12	750	660
Finland	1,521	1	1,436	1	375	38	361	36	119	132
Poland	1,328	1	1,208	1	770	33	692	30	73	69
Greece	1,273	1	1,186	1	426	19	436	15	88	108
Hungary	1,236	1	984	1	754	47	446	39	97	65
Czech Republic	1,202	1	1,035	1	930	49	957	49	101	91
Portugal	655	1	573	1	36	58	38	53	13	12
Ireland	609	1	649	1	56	32	121	19	20	63
Rest of EU	1,537	1	1,262	1	1,165	32	993	30	98	91
Total EU excl. Sweden	**72,257**	**65**	**67,831**	**64**	**27,120**	**23**	**26,270**	**23**	**9,514**	**9,451**
Rest of Europe										
Russia	2,101	2	1,854	2	1,134	50	1,134	50	183	198
Norway	1,639	2	1,670	2	254	67	210	31	128	113
Switzerland	1,516	1	1,156	1	238	32	254	30	112	106
Other	1,349	1	989	1	217	34	183	11	30	23
Total rest of Europe	**6,605**	**6**	**5,669**	**6**	**1,843**	**45**	**1,781**	**41**	**453**	**440**
Rest of world										
US	8,216	7	9,184	9	2,785	43	3,183	27	1,175	1,388
Australia	2,699	2	2,711	3	801	28	776	26	391	359
Mexico	2,456	2	2,303	2	2,422	19	2,150	15	264	318
China	1,914	2	1,652	2	4,740	43	4,564	37	161	132
Canada	1,312	2	1,271	1	319	29	269	39	92	80
Colombia	1,212	2	1,085	1	1,249	47	1,272	29	85	107
New Zealand	857	1	892	1	657	26	679	24	229	234
Japan	769	1	663	1	59	69	58	69	23	21
Malaysia	751	1	619	1	1,157	51	1,095	42	94	83
Other, Asia	542	0	478	0	–	–	–	–	–	–
Indonesia	399	0	435	0	78	29	94	32	2	2
Chile	345	0	310	0	244	75	234	6	26	26
Singapore	263	0	286	0	214	38	250	42	34	36
Morocco	243	0	339	0	–	–	–	–	–	–
Other	2,300	2	2,387	2	1,605	47	1,478	30	102	145
Total rest of world	**24,278**	**22**	**24,615**	**23**	**16,330**	**39**	**16,102**	**30**	**2,678**	**2,931**
Group	**110,449**	**100**	**105,913**	**100**	**51,999**	**29**	**50,433**	**25**	**15,142**	**15,465**

NOTE 8 DEPRECIATION AND IMPAIRMENT of property, plant and equipment and intangible assets

SEKm	2008	2007	2006
Depreciation			
Buildings	811	753	765
Land	93	81	76
Machinery and equipment	4,979	5,053	5,093
Sub-total	**5,883**	**5,887**	**5,934**
Patents, trademarks and similar rights	274	255	170
Capitalised development costs	42	44	47
Sub-total	**316**	**299**	**217**
Total depreciation	**6,199**	**6,186**	**6,151**
Impairment losses			
Buildings	2	197	9
Land	–	19	–
Machinery and equipment	10	3,088	13
Construction in progress	–	2	8
Sub-total [1]	**12**	**3,306**	**30**
Goodwill	–		
Patents, trademarks and similar rights	–	226	4
Capitalised development costs	–	2	–
Sub-total	**–**	**228**	**4**
Total impairment losses	**12**	**3,534**	**34**
Total			
Buildings	813	950	774
Land	93	100	76
Machinery and equipment	4,989	8,141	5,106
Construction in progress	–	2	8
Sub-total	**5,895**	**9,193**	**5,964**
Goodwill	–		
Patents, trademarks and similar rights	274	481	174
Capitalised development costs	42	46	47
Sub-total	**316**	**527**	**221**
Total depreciation and impairment	**6,211**	**9,720**	**6,185**

[1] Total impairment of property, plant and equipment includes reversal of impairment for buildings of SEK -m (1; 1) as well as SEK -m (18; -) for plant and equipment.

Depreciation is based on the costs and estimated useful lives of the assets provided in the accounting principles section on page 44.

NOTE 9 FINANCIAL INCOME AND EXPENSES

SEKm	2008	2007	2006
Results from shares and participations in other companies			
Dividends	64	39	29
Capital gains	17	30	46
Interest income and similar profit/loss items			
Interest income, investments	165	124	81
Other financial income	–	–	23
Total financial income	**246**	**193**	**179**
Interest expenses and similar profit/loss items			
Interest expenses, borrowing	-2,233	-1,883	-1,756
Interest expenses, derivatives	-248	-183	-93
Fair value hedges, ineffectiveness	-35	-8	–
Other financial expenses	-47	-29	-2
Total financial expenses	**-2,563**	**-2,103**	**-1,851**
Total	**-2,317**	**-1,910**	**-1,672**

Other financial income and expenses include exchange losses SEK 23m (loss 1; gain 23). Capital gains include gains from sales of shares of SEK 0m (26; 42).

NOTE 10 TAXES

Tax expense

SEKm	2008	2007	2006
Current tax expense	1,262	1,506	1,997
Deferred tax expense	-623	-430	-631
Total	**639**	**1,076**	**1,366**

Tax expense amounted to 10.2 % (13.1; 20.0) of the Group's profit before tax. The difference between reported tax expense and expected tax expense is explained below. The expected tax expense is calculated according to the current Group structure and current profit levels in each country.

	2008		2007		2006	
	SEKm	%	SEKm	%	SEKm	%
Tax expense	639	10,2	1,076	13.1	1,366	20.0
Expected tax expense	1,724	27,7	2,328	28.3	2,102	30.8
Difference	**-1,085**	**-17,5**	**-1,252**	**-15.2**	**-736**	**-10.8**
The difference is explained by:						
Permanent effects [1]						
Effects attributable to internal banking operations	-669	-10,8	-585	-7.1	-498	-7.3
Effects of other subsidiary financing	-171	-2,7	-143	-1.7	-96	-1.4
Other permanent effects [2]	190	3,0	249	3.0	108	1.6
Taxes related to prior periods [3]	-100	-1,6	-117	-1.4	-118	-1.7
Changes in unrecognised tax assets [4]	131	2,1	117	1.4	-105	-1.6
Changed tax rates [5]	-466	-7,5	-531	-6.5	-27	-0.4
Other [6]	–	–	-242	-2.9	–	–
Total	**-1,085**	**-17,5**	**-1,252**	**-15.2**	**-736**	**-10.8**

[1] Permanent effects are attributable to permanent differences between accounting and fiscal result.

[2] 2008 includes tax expenses of SEK 46m for profit-taking within the Group. 2007 includes permanent effects from divesting the North American packaging operations amounting to SEK 87m.

[3] In 2008, SCA recognised a tax income amounting to SEK 33m due to a favourable judgment in the European Court of Justice. During 2007 release of a previously recognised provision for tax risks decreased tax expense by SEK 56m. In 2006, a positive outcome of a tax dispute as well as changed provisions for tax risks reduced the tax expense by SEK 82m.

[4] During 2008 deferred tax assets, in Mexico, were impaired by SEK 65m. During 2007, previously recognised tax credits, in Mexico, were impaired by SEK 72m. In 2006, SEK 91m was attributable to revaluation of loss carryforwards in Germany.

[5] Change in tax rates in 2008 were attributable to revaluation of deferred taxes due to the reduction of the corporate tax rate in Sweden. The corresponding revaluation 2007 was attributable to the reduction of corporate tax rates in Germany and Italy.

[6] In 2007 SCA, through investments in Poland and Slovakia, received entitlement to investment tax credits amounting to SEK 242m.

CURRENT TAX

Current tax expense (+), tax income (–)

SEKm	2008	2007	2006
Income tax for the period	1,332	1,387	1,372
Adjustments for prior periods	-70	119	625
Total	**1,262**	**1,506**	**1,997**

Current tax liability (+), tax receivable (–)

The change of current tax liability during the period is explained below:

SEKm	2008	2007	2006
Balance, 1 Jan.	27	237	6
Current tax expense	1,262	1,506	1,997
Paid tax	-1,702	-1,719	-1,770
Other changes	-20	–	5
Exchange differences	-50	3	-1
Balance, 31 Dec.	**-483**	**27**	**237**

Other changes relates to acquisitions and divestments of SEK 20m (0;5). Closing current tax liability comprises tax assets of SEK 682m (570;563) and tax liabilities of SEK 199m (597;800).

DEFERRED TAX EXPENSE (+), TAX INCOME (–)

SEKm	2008	2007	2006
Changes in temporary differences	–190	482	252
Adjustments for prior periods	–30	–236	–743
Other changes	–403	–676	–140
Total	**–623**	**–430**	**–631**

Other changes include the effects of changed tax rates which reduced the deferred tax expense by SEK 466m (531; 27), revaluation of deferred tax assets which increased deferred tax expense by SEK 63m (67;reduced 113) and capitalisation of tax assets related to the right to future tax deductions of SEK 0m (212; 0).

Deferred tax liability (+), tax receivable (-)

The change during the period of deferred tax liability is explained below:

SEKm	Opening balance	Deferred tax expense	Other changes	Exchange differences	Closing balance
Intangible assets	165	255	–53	16	383
Land and buildings	8,105	–129	63	151	8,190
Machinery and equipment	4,673	–284	–142	456	4,703
Financial assets	385	194	–326	–9	244
Current assets	43	–75	–4	–7	–43
Provisions for pensions	–117	132	–503	–43	–531
Other provisions	–477	494	–102	–8	–93
Liabilities	–221	–232	–74	3	–524
Tax credits and tax loss carry forwards	–2,275	–942	–33	–286	–3,536
Other	20	–36	6	–7	–17
Total	**10,301**	**–623**	**–1,168**	**266**	**8,776**

Other changes include deferred tax recognised directly in equity according to IAS 19 SEK –937m, IAS 39 SEK –76m, effects of acquisitions and divestments SEK –147m and release of provisions for tax risks which has debited tax expense by SEK –8m. Closing deferred tax liability comprises deferred tax assets SEK 1,073m (1,042; 718) and deferred tax liabilities SEK 9,849m (11,343; 10,931).

LOSS CARRYFORWARDS

Loss carryforwards for which no deferred tax assets are recognised amounted to SEK 1,404m (1,285; 959) at 31 December 2008. Of these SEK 742m have an indefinite life. The remainder expire as follows.

Year	SEKm
2009	94
2010	52
2011	114
2012	23
2013 and later	379
Total	**662**

During 2008, unrecognised loss carryforwards amounting to SEK 90m expired and SEK 50m was either utilised or capitalised. The tax value of unrecognised loss carryforwards amounts to SEK 337m

OTHER

SCA reports no deferred tax relating to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (tax deducted at source and other deferred tax on profit-taking within the Group) is reported when SCA can no longer control reversal of such differences or when for other reasons it is no longer improbable that reversal can take place within the foreseeable future.

NOTE 11 INTANGIBLE ASSETS

SEKm	Goodwill 2008	Goodwill 2007	Goodwill 2006	Trademarks 2008	Trademarks 2007	Trademarks 2006	Licences, patents and similar rights 2008	Licences, patents and similar rights 2007	Licences, patents and similar rights 2006	Capitalised development costs 2008	Capitalised development costs 2007	Capitalised development costs 2006
Accumulated cost	19,374	18,161	16,997	1,921	1,919	1,122	3,447	3,250	3,121	550	470	416
Accumulated depreciation	–	–	–	–125	–99	–84	–1,818	–1,714	–1,603	–291	–227	–182
Accumulated impairment	–	–	–	–202	–207	0	–18	–5	2	–5	–5	–3
Residual value according to plan	**19,374**	**18,161**	**16,997**	**1,594**	**1,613**	**1,038**	**1,611**	**1,531**	**1,520**	**254**	**238**	**231**
As at 1 January	**18,161**	**16,997**	**19,823**	**1,613**	**1,038**	**1,129**	**1,531**	**1,520**	**938**	**238**	**231**	**252**
Investments	0	4	–	0	0	0	207	199	201	30	39	38
Sales and disposals	0	0	0	0	0	0	–	–8	–6	0	0	0
Business combinations	297	1,162	150	0	817	0	1	38	1	0	0	0
Company divestments	0	0	0	0	0	0	0	–	0	0	0	0
Reclassifications [1]	31	–23	–1,588	2	0	0	2	29	607	8	8	–3
Depreciation for the year	–	–	–	–10	–11	–11	–264	–244	–159	–42	–44	–47
Impairment for the year	–	–	–	0	–207	0	0	–19	–4	0	–2	0
Exchange differences	885	21	–1,388	–11	–24	–80	134	16	–58	20	6	–9
Closing carrying amount	**19,374**	**18,161**	**16,997**	**1,594**	**1,613**	**1,038**	**1,611**	**1,531**	**1,520**	**254**	**238**	**231**

[1] In 2008, intangible assets was changed due to reclassification of goodwill relating to adjustments of preliminary acquisition balance sheets in the amount of SEK 31m and property, plant and equipment in the amount of SEK 12m.

IMPAIRMENT TESTING

Goodwill is tested for impairment every year. Goodwill is distributed among cash-generating units as follows:

Goodwill in cash-generating units

SEKm	Average WACC 2008, %	2008	2007	2006
Personal Care	7.6	2,534	2,362	2,432
Tissue	6.7	8,749	8,177	7,092
Packaging [1]	6.8	7,250	6,734	6,595
Publication papers	6.8	203	232	242
Pulp, timber and solid-wood products	7.0	30	33	31
Other operations	6.8	608	623	605
Total		**19,374**	**18,161**	**16,997**

[1] In 2006, SCA disclosed the cash-generating unit Packaging, rest of the world, consisting of Asia and North America. In 2007, the North American packaging operations were sold and in 2007 and 2008 testing for impairment included Asia in the cash-generating unit Packaging.

The recoverable amount for each cash-generating unit is determined based on a calculation of value in use. These calculations are based on the strategic plans adopted by Group management for the next 10 years. Assumptions in strategic plans are based on current market prices and costs with an addition for real price reductions and cost inflation as well as assumed productivity development. Volume assumptions follow the Group's target of an average annual growth of 3% to 4%, depending on business segment and geographic market. Effects of expansion investments in order to achieve the said growth are excluded when goodwill is tested for impairment. Anticipated future cash flows, according to strategic plans form the basis of the calculation. Cash flows for the period beyond 10 years are calculated by an operating surplus multiple being applied to estimated sustained cash flow. In a present value calculation of anticipated future cash flows the current weighted cost of capital (WACC) decided for each area within the Group is used. Discounted cash flows are compared with the carrying amount of capital employed per cash-generating unit. Testing for impairment is carried out in the fourth quarter and testing for 2008 showed that there was no impairment need.

NOTE 11 CONTINUED

In addition to goodwill, there are trademarks in the Group that are judged to have an indefinite useful life. The useful life is judged as indefinite when it relates to well-established trademarks within their markets that the Group intends to keep and further develop. The trademarks identified and measured relate to the 2007 acquisiton of the European tissue operations and to the 2004 acquisitions in Mexico, Australia and Malaysia. The cost of the trademarks was established at the time of acquisition according to the so-called relief from royalty method. The need for impairment is tested every year. Testing is carried out during the fourth quarter and is performed for each trademark or group of trademarks. An evaluation is made of the royalty rate established at the time of acquisition as well as assessed future sales development over 10 years. A multiple is used for time beyond 10 years. This is discounted with the current weighted cost of capital (WACC) for each market. Testing for 2008 showed no impairment for trademarks. At year-end, the value of SCA's trademarks with an indefinite useful life amounted to SEK 1, 553m (1,567; 979).

EMISSION ALLOWANCES

The SCA Group participates in the European system for emission allowances. SCA receives a permit, from each government in which operations requiring a permit are conducted, to emit a specific volume of carbon dioxide during a calendar year. At year-end 2008, surplus emission allowances not required to cover the provision for emissions were adjusted downward by SEK 7m to the current market price on the balance sheet date. In conjunction with this, the deferred income was also reversed by a corresponding amount so that the net cost for the revaluation is zero. Settlement with each government regarding 2008 emissions will take place in April 2009.

SEKm	2008	2007	2006
Accumulated cost	349	85	265
Accumulated revaluation of surplus	–22	–12	–
Residual value according to plan	**327**	**73**	**265**
As at 1 January	**73**	**265**	**112**
Emission allowances received	363	94	299
Acquisition of operations	15		
Sales	–89	–13	–32
Reclassifications	21	–	–3
Settlement with the government	–79	–268	–105
Revaluation of surplus	–7	–12	–
Exchange differences	30	7	–7
Closing carrying amount	**327**	**73**	**265**

NOTE 12 PROPERTY, PLANT AND EQUIPMENT

	Buildings			Land			Machinery and equipment			Construction in progress		
SEKm	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Accumulated cost	23,764	21,335	19,600	7,181	6,685	6,149	90,768	84,065	77,957	5,709	3,499	4,233
Accumulated depreciation	–9,445	–8,291	–7,483	–1,132	–1,016	–942	–48,970	–45,154	–41,420	–	–	–
Accumulated impairment	–402	–323	–129	–81	–89	–129	–3,692	–4,252	–1,227	–	–12	–21
Residual value according to plan	**13,917**	**12,721**	**11,988**	**5,968**	**5,580**	**5,078**	**38,106**	**34,659**	**35,310**	**5,709**	**3,487**	**4,212**
Value as at 1 January	**12,721**	**11,988**	**13,205**	**5,580**	**5,078**	**5,352**	**34,659**	**35,310**	**37,405**	**3,487**	**4,212**	**4,165**
Investments	364	288	378	142	108	97	3,669	3,335	2,801	4,203	3,100	3,519
Sales and disposals	–22	–92	–22	–25	–	–53	–35	–91	–115	–14	–13	–2
Business combinations	429	634	16	250	354	18	510	801	78	7	7	3
Company divestments	–234	–5	–5	–229	–2	–12	–557	–62	–1	–5	–	–
Reclassifications [1]	278	647	–190	–10	68	–52	1,919	3,049	2,042	–2,242	–3,863	–3,302
Depreciation for the year	–811	–753	–765	–93	–81	–76	–4,979	–5,053	–5,093	0	–	–
Impairment for the year	–2	–197	–10	0	–19	–	–10	–3,106	–13	0	–2	–8
Reversed impairment	0	–	1	0	–	–	0	18	–	0	–	–
Exchange differences	1,194	211	–620	353	74	–196	2,930	458	–1,794	273	46	–163
Closing carrying amount	**13,917**	**12,721**	**11,988**	**5,968**	**5,580**	**5,078**	**38,106**	**34,659**	**35,310**	**5,709**	**3,487**	**4,212**

[1] In 2008, property, plant and equipment was reduced due to reclassification to property, plant and equipment held for sale of SEK 37m, to intangible assets of SEK 12m and due to adjustment of the preliminary acquisition balance downward by SEK 6m.

During the year SEK 18m (–; 35) pertaining to interest during the construction period was capitalised in machinery, SEK 45m (0; –) was capitalised in buildings, at an interest rate of 29% (–; 3). The high interest rate in 2008 is attributable to the high interest level in Russia, where most of the capitalised interest is recognised. The total includes cost for machinery and equipment of SEK 610m (585; 587), buildings SEK 10m (9; 9) and for building in progress in the amount of SEK 45m (0, -).
Government grants reduced investments for the year in buildings by SEK –m (1; –), machinery and equipment by SEK 16m (86; 22) and construction in progress by SEK –m (–; 3). In total, government grants reduced accumulated costs for buildings by SEK 12m (10; 9), land by SEK 1m (1; 1), machinery and equipment by SEK 395m (367; 270) and construction in progress by SEK –m (–; 3).

TAX ASSESSMENT VALUES

Tax assessment values relate to assets in Sweden.

SEKm	2008	2007	2006
Buildings	1,942	2,385	2,363
Land	19,278	12,672	12,577
Total	**21,220**	**15,057**	**14,940**

Carrying amount of buildings with tax assessment values in accordance with the above was SEK 1,160m (1,523; 1,604). The tax assessment value for land includes forest land which is divided up and recognised as biological assets and land assets (see Note 13). Carrying amount of biological assets and land and land improvements, was SEK 24,711m (23,905; 18,082) and SEK 1,786m (1,748; 1,628) respectively.

NOTE 13 BIOLOGICAL ASSETS

SCA's forest assets are divided up and reported as biological assets, that is, standing forest and land assets. Standing forest is recognised at fair value and amounted at 31 December 2008 to SEK 24,711m (23,905; 18,082). The total value of SCA's forest assets was SEK 25,622m (24,811; 18,986). The difference of SEK 911m (906; 904) comprises forestland reported under non-current assets Land.

Standing timber

SEKm	2008	2007	2006
Opening carrying amount	**23,905**	**18,082**	**17,716**
Revaluation	–	5,173	–
Purchases	96	61	76
Sales	–10	–10	–14
Change due to growth	1,718	1,475	1,196
Change due to felling	–998	–1,003	–892
Other changes	–	127	–
Closing carrying amount	**24,711**	**23,905**	**18,082**
Deferred tax liability related to standing timber	6 499	6 693	5 063

In the income statement, changes due to growth and felling are reported as a net value, SEK 720m (472; 304).

The annual valuation of standing timber was carried out during the last quarter of the year. The same valuation method used in 2007 was applied in 2008.

The new valuation used a new felling plan based on forest tax assessments performed in 2006–2007. In addition, an update was made in 2007 of estimated income and expenses as well as estimated development of the same. Some increase of possible felling volumes had a positive impact on the valuation but the single greatest impact on the increase in value was higher wood prices. To avoid over-estimation of the effect of high price levels in the market at that time, a ten-year adjustment period was used in the valuation model to revert to a real trend price for wood that is lower. In 2007, SCA reevaluated its standing timber upward by SEK 5,173m before taxes.

Successively in 2008, the valuation model was adapted to a lower than planned harvesting of own forests. This yielded a positive effect that largely offset the higher costs for purchasing external forest and felling due to lower harvest of own forest. No change was made in the WACC calculation interest in the 2008 valuation, which amounted to 6.25%, and the valuation in the fourth quarter did not result in any adjustment in the planned change in fair value of forest assets reported ongoing during the year.

SCA's forest holdings comprise approximately 2.6 million hectares of forestland primarily in northern Sweden, approximately 2.0 million hectares of which is productive forestland. The forest portfolio amounts to 199 million cubic metres of forest (m^3fo) and is divided into pine 43%, spruce 39%, deciduous 13% and contorta 5%. Growth amounts to approximately 3.9 m^3fo per hectare and year. Felling in 2008 amounted to approximately 4.0 million cubic metres. Approximately 48% of the holdings comprise forest less than 40 years old while about 60% of timber volume is in forests that are more than 80 years old.

	2008	2007	2006
Value/hectare productive forestland, SEK	12,232	11,964	9,050
Value timber supplies SEK/m^3	126	120	90

Sensitivity analysis

		Changed assumption		Change in value before tax, SEKm
WACC	+/–	0.25%	+/–	1,480
Wood price, real [1]	+/–	0.50% per year 2009–2018	+/–	1,930
Felling, real cost	+/–	0.50% per year 2009–2018	+/–	440
Volume (felling and thinning)	+/–	150,000 m^3f 2010–2035	+/–	705

[1] Compared with price assumptions made in the valuation model. Unchanged prices, that is, no ten-year adjustment to trend price, would provide a fair value for standing timber of SEK 26,950m before tax.

NOTE 14 HOLDINGS IN ASSOCIATES

SEKm	2008	2007	2006
Opening carrying amount	950	439	454
Investments	121	485	4
Divestments	–12	0	0
Net increase in associates for the year [1]	11	36	15
Reclassifications to joint ventures or subsidiaries	–134	–15	–18
Other reclassifications	1	–	–
Impairment for the year	–	–7	–
Exchange differences	46	12	–16
Closing carrying amount	**983**	**950**	**439**

[1] Net increase for the year includes the Group's share of associates' profit after tax and any minority interests as well as adjustment for dividends received during the year.

Major changes in the Group's holding of shares in associated companies were as follows:

- Investments in 2008 refer mainly to Vinda. Investments in 2007 pertain mainly to Vinda and Fine Sancella Hygiene FZCO.
- Reclassifications to joint ventures or subsidiaries in 2008 pertain to Fine-Sancella Hygiene FZCO, which is 50% owned. The change in 2007 relates to Tianjin, which became a wholly owned subsidiary during 2007.
- Divestments in 2008 pertain to the sale of shares in Sundsvall Hamn AB.

For a list of major subsidiaries and associates, see Note 17.

The Group's total receivables from associates at 31 December 2008 amounted to SEK 76m (5; 10), of which SEK 4m (5; 6) is interest-bearing. The Group's total liability to associates at 31 December 2008 amounted to SEK 5m (2; 2) of which SEK 0m (0; 0) is interest-bearing.

NOTE 15 SHARES AND PARTICIPATIONS

SEKm	2008	2007	2006
Opening carrying amount	68	79	119
Investments	6	0	0
Increase through acquisition of subsidiaries	0	3	–
Divestments	–6	–14	–9
Change in value for the year	0	0	0
Reclassifications to joint ventures or subsidiaries	0	0	–10
Other reclassifications	–2	0	–20
Exchange differences	7	0	–1
Closing carrying amount	**73**	**68**	**79**

Shares and participations pertain to holdings in other companies that are not classified as subsidiaries, joint ventures or associates and which are also not classified as available-for-sale financial assets when the holding is of an operating nature. Carrying amount concurs with fair value.

The Group's holdings in major subsidiaries, joint ventures and associates are specified in Note 17.

NOTE 16 JOINT VENTURES

Joint ventures, companies that SCA owns together with other parties and in which the parties by agreement exercise joint control, are consolidated according to the proportional method.

Most of the joint ventures operate within the hygiene area, mainly in South America. One joint venture produces newsprint and has its operations in the UK.

SCA's share of income statement and balance sheet items as well as average number of employees in joint ventures that are part of the SCA Group, are set out below:

SEKm	2008	2007	2006
INCOME STATEMENT			
Net sales	5,112	4,714	4,261
Operating expenses	–4,949	–4,315	–3,917
Operating profit	**163**	**399**	**344**
Financial items	–78	–59	–46
Profit after financial items	**85**	**340**	**298**
Tax	–54	–103	–54
Net profit for the year	**31**	**237**	**244**
Profit attributable to:			
Equity holders of the Parent Company	31	237	244

SEKm	2008	2007	2006
BALANCE SHEET			
Non-current assets	2,807	2,808	2,685
Current assets	2,077	1,592	1,451
Total assets	**4,884**	**4,400**	**4,136**
Equity	2,653	2,754	2,460
Non-current liabilities	484	516	425
Current liabilities	1,747	1,130	1,251
Total equity and liabilities	**4,884**	**4,400**	**4,136**

	2008	2007	2006
Average number of employees	2,788	2,742	2,551
of whom women, %	25	24	24

SEKm	2008	2007	2006
Capital employed	3,319	3,080	2,934
Net debt	665	326	474

Personnel costs

SEKm	2008	2007	2006
Salaries and remuneration	320	329	299
Pension costs	7	9	88
Other social security costs	62	38	31
Total	**389**	**376**	**418**
Social costs	69	47	119
of which, pension costs	7	9	88

Average number of employees by country

	2008	of whom women, %	2007	of whom women, %	2006	of whom women, %
Chile	244	8	234	6	200	10
Colombia	1,224	29	1,272	29	1,193	28
Ecuador	406	34	348	32	325	33
UK	184	15	187	15	186	15
Tunisia	313	11	288	10	270	9
Turkey	164	6	131	5	131	5
Other countries	253	36	282	39	246	44
Total	**2,788**	**25**	**2,742**	**24**	**2,551**	**24**

NOTE 17 LIST OF MAJOR SUBSIDIARIES AND ASSOCIATES

Group holdings of shares and participations in major companies at 31 December 2008.
The selection of subsidiaries and joint ventures includes companies with sales in excess of SEK 500m in 2008.

Company name	Corporate registration number	Domicile	Number of shares	Capital %	Carrying amount, SEKm
Subsidiaries					
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim		100	
SCA Hygiene Products Nederland B.V.	30135724	Zeist		100	
SCA Graphic Sundsvall AB	556093-6733	Sundsvall		100	
SCA Skog AB	556048-2852	Sundsvall		100	
SCA Tissue North America LLC	58-2494137	Delaware		100	
SCA Hygiene Products (Fluff) Ltd.	577116	Dunstable		100	
SCA Hygiene Products S.A., France	475581948	Linselles		100	
SCA Hygiene Products AB	556007-2356	Härryda		100	
SCA Hygiene Products S.A., Spain	B284513983	Madrid		100	
SCA Hygiene Products s.r.l.	3318780966	Busto Arsizio		100	
SCA Packaging Ltd	53913	Aylesford		100	
SCA Timber AB	556047-8512	Sundsvall		100	
SCA Packaging Italia SpA	MI 6562/1999	Milano		100	
SCA Packaging Stiftung & Co KG	HRA3009	Mannheim		100	
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden		100	
SCA Graphic Laakirchen AG	FN171841h	Laakirchen		100	
Copamex Comercial SA de CV	SCM931101 3S5	Mexico		100	
SCA Hygiene Products GmbH, Vienna	FN49537z	Vienna		100	
SCA Packaging Containerboard Deutschland GmbH	HRB7360	Aschaffenburg		100	
SCA Packaging Benelux BV	8046917	Eerbeek		100	
SCA Packaging Denmark A/S	21153702	Risskov		100	

Company name	Corporate registration number	Domicile	Number of shares	Capital %	Carrying amount, SEKm
Subsidiaries					
SCA Hygiene Australasia Pty Ltd	62004191324	South Yarra		100	
SCA Hygiene Products SA-NV, Belgium	Verviers 038415	Stembert		100	
SCA Recycling UK ltd	214967	Aylesford		100	
Uni-Charm Mölnlycke B.V.	330631	Hoogezand		40	
SCA Packaging Obbola	556147-1003	Umeå		100	
SCA Packaging Munksund AB	556237-4859	Piteå		100	
OOO SCA Hygiene Products Russia	4704031845	Svetogorsk		100	
SCA Sales Corporation	23-3036384	Delaware		100	
SCA Packaging Sweden AB	556036-8507	Värnamo		100	
SCA Hygiene Products inc	421987	Ontario		100	
SCA Hygiene Products GmbH Neuss	HRB 14343	Neuss		100	
SCA Recycling Deutschland Gmbh	HRB 12280	Traunstein		100	
SCA Hygiene Products A/S, Norway	915620019	Tönsberg		100	
SCA Hygiene Australasia Limited	1470756	Auckland		100	
SCA Emballage France SAS	B352398796	Nanterre		100	
SCA Packaging Nicollet SAS	B766500011	Neuilly sur Seine		100	
SCA Hygiene Products Slovakia s.r.o.	36590941	Gemerska Horka		100	
SCA Hygiene Products Sp.z.o.o.	KRS86815	Olawa		100	
SCA Packaging Belgium NV	RPR 0436-442-095	Ghent		100	
SCA Hygiene Products AG	020.3.917.992-8	Regensdorf		99	
SCA Hygiene Products A/S, Denmark	30877	Allerod		100	
SCA Hygiene Products Kft	13-09-063186	Budapest		100	
Sancella Pty Ltd	55005442375	Springvale		100	
SCA Hygiene Malaysia Sdn Bhd	320704-U	Kuala Lumpur		100	
SCA Packaging Ceska Republica S.R.O	44222882	Jilove u Decina		100	
OY SCA Hygiene Products AB	FI01650275	Helsinki		100	
Bunzl & Biach Ges.m.b.H	FN79555v	Vienna		100	
SCA Packaging FULDA GmbH	HBR 902	Fulda		100	
SCA Packaging Hungary Kft	13-09-076580	Nagykata		100	
SCA Packaging Finland Oy	8615544	Tampere		100	
SCA Hygiene Marketing (M) Sdn Bhd	313228-T	Kuala Lumpur		100	
SCA Hygiene Products AE	EL094041786	Nea Ionia (Athens)		100	
SCA Hygiene Products GmbH Witzenhausen	HRB 2660	Witzenhausen		100	
Joint Ventures					
Aylesford Newsprint Holdings Ltd	2816412	Aylesford		50	
Productos Familia S.A., Colombia	Sharecertif. 1260	Medellin		50	
Associates					
Vinda Hong Kong	CR-92035	Cayman Island	169,531,897	19	486
Lantero Carton SA	A-81907701	Madrid	100	25	334
GAE Smith	1075198	Leicester	44,300	50	76
Papyrus Altpapierservice Ges.m.b.H	FN124517p	Vienna	1	32	21
Belovo Paper Mill AD	BG822104867	Bulgaria	1	28	13
Cartografica Galeotti SPA	1333330464	Lucca	16,666	33	12
Södra Eesti AS	10329729	Harjumaa	196	49	6
Södra Latvia SIA	43000349092	Skulte	7,350	49	6
HECA AB	556587-7825	Stockholm	1,800	36	7
Austria Papier Recycling GmbH	FN113626y	Steyrermühl	1	33	4
Immobiliare Galeotti	181418	Lucca	33	33	2
Herrera Holding Inc	A200100676	Makati City	18,296	40	2
Other associates					14
Closing carrying amount, associates					**983**

NOTE 18 NON-CURRENT FINANCIAL ASSETS

SEKm	2008	2007	2006
Available-for-sale financial assets	714	1,296	1,222
Derivatives	860	148	239
Loan receivables, associates	4	4	6
Loan receivables, other	78	78	84
Closing value as at 31 December	**1,656**	**1,526**	**1,551**

Available-for-sale financial assets

Value at 1 January	1,296	1,222	1,018
Investments	5	399	203
Divestments	-2	-40	-171
Remeasurement for the year taken to equity, net	-599	-289	172
Exchange differences	14	4	0
Value at 31 December	**714**	**1,296**	**1,222**

In addition to shares in AB Industrivärden, pension assets attributable to some pension obligations are classified as available-for-sale financial assets. These obligations are not included in the normal pension calculations, as set out in Note 26.

Available-for-sale financial assets, fair value

SEKm	2008	2007	2006
Shares – AB Industrivärden	603	1,192	1,121
Pension assets not included in IAS19 calculation	103	96	93
Other	8	8	8
Total	**714**	**1,296**	**1,222**

The holding in AB Industrivärden amounts to 10,525,655 shares (10,525,655; adjusted for split 8,245,284). No impairment provisions were made relating to available-for-sale financial assets in 2008, 2007 or 2006.

NOTE 19 INVENTORIES

SEKm	2008	2007	2006
Raw materials and consumables	3,709	3,363	3,094
Spare parts and supplies	1,939	1,664	1,498
Products in progress	1,053	934	789
Finished products	6,268	5,911	4,902
Felling rights	964	830	505
Advance payments to suppliers	25	78	59
Total	**13,958**	**12,780**	**10,847**

NOTE 20 TRADE RECEIVABLES

SEKm	2008	2007	2006
Trade receivables, gross	17,933	17,125	15,688
Provision to reserves for doubtful receivables	-450	-304	-399
Carrying amount of trade receivables	**17,483**	**16,821**	**15,289**

Analysis of credit risk exposure in trade receivables

SEKm	2008	2007	2006
Trade receivables neither overdue nor impaired	14,565	13,920	11,855
Trade receivables overdue but not impaired			
<30 days	2,041	2,118	2,468
30–90 days	524	581	731
90–180 days	214	156	185
>180 days	139	46	50
Total exposure to credit risks	**17,483**	**16,821**	**15,289**
Impaired trade receivables	450	304	399
Trade receivables, gross	**17,933**	**17,125**	**15,688**

In total, the Group has collateral mainly in the form of credit insurance taken out amounting to SEK 2,263m (1,411; 1,163). Of this amount, SEK 409m (221; 137) relates to the category Trade receivables overdue but not impaired.

Provision to reserves for doubtful receivables

SEKm	2008	2007	2006
Provision at 1 January	-304	-399	-235
Provision for possible loan losses	-200	-50	-243
Confirmed losses	54	137	48
Increase due to acquisitions	-1	0	-1
Decrease due to divestments	1	1	-
Decrease due to reversal of reserve for possible loan losses	33	19	15
Exchange differences	-33	-12	17
Provision at 31 December	**-450**	**-304**	**-399**

Total expense for the year for doubtful receivables amounted to SEK 166m (exp: 39; exp: 235).

NOTE 21 OTHER CURRENT RECEIVABLES

SEKm	2008	2007	2006
Bills receivable	881	786	630
Receivables from associates	72	1	5
Accrued financial income	18	23	17
Derivatives	248	84	60
Prepaid expenses and accrued income	658	769	731
Other current receivables	2,121	1,959	1,765
Total	**3,998**	**3,622**	**3,208**

NOTE 22 CURRENT FINANCIAL ASSETS, CASH AND CASH EQUIVALENTS

Current financial assets

SEKm	2008	2007	2006
Financial assets	1	25	104
Derivatives	456	92	193
Loan receivables, associates	–	1	–
Loan receivables, other	185	248	112
Total	**642**	**366**	**409**

Cash and cash equivalents

SEKm	2008	2007	2006
Cash and bank balances	1,462	1,681	1,280
Short-term investments < 3 months	4,276	1,342	319
Total	**5,738**	**3,023**	**1,599**

NOTE 23 NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE

SEKm	2008	2007	2006
Goodwill	–	–	1,588
Other intangible assets	–	–	3
Buildings	–	–	308
Land	60	52	65
Machinery and equipment	42	3	417
Assets under construction	–	–	40
Non-current financial assets	–	–	4
Deferred tax assets	–	–	134
Non-current assets held for sale	**102**	**55**	**2,559**
Provisions for pensions	–	–	14
Deferred tax liabilities	–	–	41
Liabilities held for sale	**–**	**–**	**55**

Non-current assets with a total value of SEK 42m (3) were reclassified and reported as held for sale in 2008. The remainder is expected to be sold in 2009. At reclassification, the assets were measured at the lower of carrying amount and fair value with a deduction for selling costs which, in 2007 and 2008, did not lead to any impairment, while impairment losses in 2006 amounted to SEK 30m. Of the 2006 amount, SEK 2,428m pertained to assets and SEK 55m to liabilities in the North American packaging operations, which were sold in 2007.

NOTE 24 EQUITY

SEKm 2006	Share capital	Other capital provided	Reserves [1]	Retained earnings	Equity attributable to SCA's shareholders	Minority interest	Total equity
Value at 1 January 2006	**2,350**	**6,830**	**3,423**	**43,740**	**56,343**	**767**	**57,110**
Actuarial gains and losses relating to pensions, incl. payroll tax				2,351	2,351		2,351
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			210		210		210
Transferred to profit or loss at sale			–38		–38		–38
Cash flow hedges:							
Result from remeasurement of derivatives recognised in equity			58		58		58
Transferred to income statement for the period			–99		–99		–99
Transferred to cost of hedged non-current assets			5		5		5
Exchange difference on foreign operations			–2,423		–2,423	–38	–2,461
Result from hedging of net investment in foreign operations			–352		–352		–352
Tax on items recognised directly in / transferred from equity			11	–716	–705		–705
Total transactions recognised directly in equity			**–2,628**	**1,635**	**–993**	**–38**	**–1,031**
Profit for the year recognised in the income statement				5,437	5,437	30	5,467
Total recognised income and expenses for the period			**–2,628**	**7,072**	**4,444**	**–8**	**4,436**
Change in group composition						–41	–41
Revaluation of owned portion at successive acquisitions, net after tax			4		4		4
Sale of treasury shares				79	79		79
Dividend, SEK 3.67 per share [2]				–2,571	–2,571	–54	–2,625
Value at 31 December 2006	**2,350**	**6,830**	**799**	**48,320**	**58,299**	**664**	**58,963**
2007							
Actuarial gains and losses relating to pensions, incl. payroll tax				1,236	1,236	–6	1,230
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			–255		–255		–255
Transferred to profit or loss at sale			–34		–34		–34
Cash flow hedges:							
Result from remeasurement of derivatives recognised in equity			63		63		63
Transferred to income statement for the period			–25		–25		–25
Transferred to cost of hedged non-current assets			2		2		2
Exchange difference on foreign operations			–17		–17	40	23
Result from hedging of net investment in foreign operations			360		360		360
Tax on items recognised directly in / transferred from equity			–11	–299	–310	2	–308
Total transactions recognised directly in equity			**83**	**937**	**1,020**	**36**	**1,056**
Profit for the year recognised in the income statement				7,138	7,138	23	7,161
Total recognised income and expenses for the period			**83**	**8,075**	**8,158**	**59**	**8,217**
Transfer of impairment losses for the period, net after tax			–40	40	0	–	0
Change in Group composition						–17	–17
Adjustment between SCA's owners equity and liability to minority interests in PWA [3]				–115	–115	115	0
Sale of treasury shares				55	55		55
Dividend, SEK 4.00 per share [2]				–2,807	–2,807	–132	–2,939
Value at 31 December 2007	**2,350**	**6,830**	**842**	**53,568**	**63,590**	**689**	**64,279**
2008							
Actuarial gains and losses relating to pensions, incl. payroll tax				–3,335	–3,335	13	–3,322
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			–599		–599		–599
Transferred to profit or loss at sale							
Cash flow hedges:							
Result from remeasurement of derivatives recognised in equity			–312		–312		–312
Transferred to income statement for the period			58		58		58
Transferred to cost of hedged non-current assets			–5		–5		–5
Exchange difference on foreign operations			2,757		2,757	128	2,885
Result from hedging of net investment in foreign operations			763		763		763
Tax on items recognised directly in / transferred from equity			76	940	1,016	–3	1,013
Total transactions recognised directly in equity			**2,738**	**–2,395**	**343**	**138**	**481**
Profit for the year recognised in the income statement				5,578	5,578	20	5,598
Total recognised income and expenses for the period			**2,738**	**3,183**	**5,921**	**158**	**6,079**
Change in Group composition						–6	–6
Sale of treasury shares				28	28		28
Dividend, SEK 4.40 per share [2]				–3,089	–3,089	–39	–3,128
Value at 31 December 2008	**2,350**	**6,830**	**3,580**	**53,690**	**66,450**	**802**	**67,252**

[1] Revaluation reserve, Hedging reserve, Available-for-sale assets and Translation reserve, see specification on next page.

[2] Dividend SEK 4.40 (4.00; 3.67) per share pertains to Parent Company shareholders. For fiscal year 2008, the Board has decided to propose a divided of SEK 3.50 per share to the Annual General Meeting.

[3] Adjusted for retroactive dividend to minority shareholders in PWA (currently SCA Hygiene Products AG) following final court decision in 2007.

For further information regarding equity, see Parent Company Note 43.

Equity, specification of reserves

SEKm	Revaluation reserve [1] 2008	2007	2006	Hedging reserve [2] 2008	2007	2006	Available-for-sale assets 2008	2007	2006	Translation reserve 2008	2007	2006
Value at 1 January	**107**	**147**	**143**	**26**	**–3**	**23**	**270**	**559**	**386**	**439**	**96**	**2,871**
Available-for-sale financial assets												
Result from valuation to fair value recognised in equity							–599	–255	210			
Transferred to profit or loss at sale							0	–34	–38			
Cash flow hedges:												
Result from remeasurement of derivatives recognised in equity				–312	63	58						
Transferred to income statement for the period				58	–25	–99						
Transferred to cost of hedged non-current assets				–5	2	5						
Exchange difference on foreign operations [3]				–20			–1			2,778	–17	–2,423
Result from hedging of net investment in foreign operations [4]										763	360	–352
Tax on items recognised directly in / transferred from equity				73	–11	10	3		1			
Total recognised income and expenses for the period	**0**	**0**	**0**	**–206**	**29**	**–26**	**–597**	**–289**	**173**	**3,541**	**343**	**–2,775**
Revaluation of owned portion at successive acquisitions, net after tax			4									
Transfer impairments for the period, net after tax	0	–40										
Value at 31 December	**107**	**107**	**147**	**–180**	**26**	**–3**	**–327**	**270**	**559**	**3,980**	**439**	**96**

[1] Revaluation reserve includes effect on equity of successive acquisitions.

[2] See also Note 2 for details of when profit or loss is expected to be recognised.

[3] Of which transfer to income statement of realised exchange gain relating to sold/liquidated companies is included with SEK – m (expense: 11; –).

[4] Of which transfer to income statement of previous year's profit or loss from hedging positions relating to sold companies is included with SEK – m (expense: 25; –).

At 31 December 2008, the debt/equity ratio amounted to 0.70, which is in line with SCA's long-term target. The debt/equity ratio deviates from this target at times and, over the past ten-year period, has varied between 0.39 and 0.70. Change in liabilities and equity is described on page 15, Financial position. SCA has a credit rating for long-term debt of Baa1/BBB+ from Moody's and Standard & Poor's, respectively. SCA's financial risk management is described in Note 2. SCA's dividend policy and capital structure are described on page 8.

NOTE 25 FINANCIAL LIABILITIES

At 31 December 2008, gross debt, including accrued interest, amounted to SEK 52,439m. The interest-bearing gross debt was SEK 52,029m. Distribution of financial liabilities is shown in the tables below.

Financial liabilities

SEKm	Carrying amount 2008	2007	2006	Fair value 2008	2007	2006
Current financial liabilities						
Amortisation within one year	569	352	292	569	352	292
Bond issues	–	–	6,513	–	–	6,513
Derivatives	378	173	137	378	173	137
Loans with maturities of less than one year	12,223	21,418	14,595	12,223	21,418	14,595
Total current financial liabilities [1]	**13,170**	**21,943**	**21,537**	**13,170**	**21,943**	**21,537**
Non-current financial liabilities						
Bond issues	15,752	13,308	12,086	14,950	13,644	11,988
Derivatives	194	356	413	194	356	413
Other long-term loans with maturities > 1 year < 5 years	12,650	2,725	2,933	12,840	2,945	2,989
Other long-term loans with maturities > 5 years	10,263	3,858	1,420	10,713	4,175	1,409
Total non-current financial liabilities	**38,859**	**20,247**	**16,852**	**38,697**	**21,120**	**16,799**
Total	**52,029**	**42,190**	**38,389**	**51,867**	**43,063**	**38,336**

[1] Fair value of short-term loans is estimated to be the same as the carrying amount.

Interest-bearing gross debt by currency [1]

SEKm	2008	2007	2006
SEK	19,344	14,215	10,123
EUR	15,282	14,799	12,526
USD	3,319	1,797	4,988
GBP	2,918	3,026	3,729
MXN	1,851	1,577	1,453
RUB	1,400	595	412
DKK	1,374	1,172	1,028
AUD	1,104	1,069	1,037
PLN	958	709	437
SGD	643	534	146
COP	589	387	402
NZD	571	645	646
SKK	494	217	312
Other	2 182	1,448	1,150
Total	**52,029**	**42,190**	**38,389**

[1] Interest-bearing gross debt taking into account derivatives, including hedging of foreign net investments.

Bond issues

Issued-Maturity	Loan description	Nominal	Interest	Carrying amount 31 Dec. 2008 SEKm	Fair value SEKm
2003 – 2015	4.50% Notes Due 2015	USD 450m	4.50%	3,911	3,554
2005 – 2010	3.60% Notes Due 2010	SEK 1,500m	3.60%	1,500	1,481
2005 – 2010	Floating Rate Note Due 2010	SEK 500m	3 Months Stibor + 0.34%	500	505
2005 – 2015	Index Linked Interest Note	SEK 300m	3.50% Index (KPI) - Linked	309	259
2005 – 2015	Index Linked Interest Note	SEK 500m	3.50% Index (KPI) - Linked	515	431
2006 – 2011	3.88% Notes Due 2011	EUR 700m	3.88%	7,962	7,704
2007 – 2014	4.70% Notes Due 2014	SEK 500m	4.70%	500	508
2007 – 2014	4.70% Notes Due 2014	SEK 500m	4.70%	555	508
Total				**15,752**	**14,950**

NOTE 26 PROVISIONS FOR PENSIONS

SCA has both defined-contribution and defined-benefit pension plans. The most substantial defined-benefit plans are based on period of service and the remuneration received by employees on or close to retirement. The total pension costs for the defined-benefit plans are shown below.

SEKm	2008	2007	2006
Current service cost, excluding contributions by plan participants	392	482	616
Past service cost	9	10	-12
Interest expense	1,003	987	911
Expected return on plan assets	-1,209	-1,226	-951
Pension costs before effects of curtailments and settlements	**195**	**253**	**564**
Curtailments	-5	-36	-5
Settlements	0		-7
Net pension costs after effects of curtailments and settlements	**190**	**217**	**552**

Of the pension costs for defined benefit-plans, SEK 12m (income 69; income 189) is recognised as a financial expense, which is calculated based on the net value of each plan at the beginning of the year.

Expected return on plan assets is determined on the basis of the assumption that the return on bonds will be the same as the interest on a 10-year government bond and that return on equities will reach the same interest with the addition of a risk premium. The interest decided for each country is weighted on the basis of how large a proportion comprises equities and bonds, respectively. At year-end, 51% (61; 65) of the total fair value of the plan assets was invested in equities. The remaining 49% (39; 35) comprised fixed-income investments. The actual return on the plan assets in 2008 was negative SEK 3,302m (positive:130; positive: 2,239).

Pension plans with balance sheet surpluses are reported as an asset in the balance sheet, Surplus in funded pension plans. Other pension plans, which in balance sheet terms are not fully funded or unfunded, are reported as Provisions for pensions. The value of all pension plans is distributed among surplus in funded pension plans and provisions for pensions, respectively, as shown below.

SEKm	2008	2007	2006
Provisions for pensions	3,443	1,987	2,793
Surplus in funded pension plans	-843	-2,137	-1,419
Provision for pensions, net value	**2,600**	**-150**	**1,374**

The summaries below specify the net value of the defined-benefit pension obligations.

SEKm	2008	2007	2006
Defined-benefit obligations	17,108	18,377	20,270
Fair value of plan assets	-14,419	-18,448	-18,810
Net value	**2,689**	**-71**	**1,460**
Unrecognised past service costs	-89	-79	-86
Unrecognised actuarial gains and losses, net			
Provision for pensions, net value	**2,600**	**-150**	**1,374**

Actuarial gains and losses for the year, reported in Consolidated statement of recognised income and expense, are negative and amount to SEK 2,923m (1,301; 2,254). The accumulated gains and losses recognised in this manner thus amount to SEK 225m (2,981; 1,680).

In addition to the effect of changes in actuarial assumptions, such as change of discount rate etc., actuarial gains and losses arose as a result of deviation from initial assumptions based on experience. Experience-based deviations include unexpectedly high or low figures for employee turnover, early retirement, mortality or salary increases as well as deviation from expected rate of return on plan assets. The percentage effect of such adjustments when it applies to defined-benefit obligations is marginal and amounts to about 0% (0; 1) of the closing balance. With regard to plan assets, the deviation is a negative 31% (negative: 6; positive: 7) of the closing balance. The return on the plan assets was less than expected in 2008.

In addition to what is recognised in the net value as plan assets for existing obligations, there are assets in two Swedish foundations amounting to SEK 504m (881; 1,017), which can be used for possible future undertakings for early retirement for certain categories of employees.

SCA has obligations for disability and family pensions for salaried employees in Sweden, secured through insurance with the insurance company Alecta. These benefits are reported as a defined-contribution plan, since the net after deduction for assets with the insurance provider is only a minor amount and since SCA did not have access to sufficient information to report this obligation as a defined-benefit plan. Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 15m (23; 40).

The following table shows the development of the net pension liability.

	2008		2007		2006	
SEKm	Defined-benefit obligations	Plan assets	Defined-benefit obligations	Plan assets	Defined-benefit obligations	Plan assets
Value, 1 January	18,377	-18,448	20,270	-18,810	20,936	-16,513
Current service cost	486	–	587	–	698	–
Interest expense	1,003	–	987	–	911	–
Expected return on plan assets	–	-1,209	–	-1,226	–	-951
Past service cost	-5	–	10	–	-12	–
Acquisitions and disposals	74	–	100	–	–	–
Curtailments, settlements and transfers	3	–	-29	-78	34	–
Contributions by plan participants	–	-94	–	-105	–	-82
Contributions by the employer	–	-739	–	-561	–	-1,184
Benefits paid	-1,189	1,189	-1,018	1,018	-968	968
Actuarial gains and losses	-1,588	4,511	-2,396	1,096	-961	-1,288
Exchange differences	-53	371	-134	218	-368	240
Value, 31 December	**17,108**	**-14,419**	**18,377**	**-18,448**	**20,270**	**-18,810**
of which:						
Sweden	2,582	-1,634	2,418	-2,475	2,605	-2,938
UK	6,683	-6,827	8,914	-9,962	10,666	-9,949
Eurozone	5,160	-5,122	2,944	-1,734	2,974	-1,929

The following table shows the net value of provisions for pensions divided between funded and unfunded pension plans. Funded plans include previously separately reported partly funded plans. The funding level varies depending on the plan.

SEKm	2008	2007	2006
Funded plans			
Defined-benefit obligations	15,084	16,539	18,381
Fair value of plan assets	–14,419	–18,448	–18,810
Net value funded plans	**665**	**–1,909**	**–429**
Unrecognised past service costs	–89	–68	–73
Provision for pensions, funded plans	**576**	**–1,977**	**–502**
Unfunded plans			
Defined-benefit obligations	2,024	1,838	1,889
Unrecognised past service costs	0	–11	–13
Provision for pensions, unfunded plans	**2,024**	**1,827**	**1,876**
Provision for pensions, net	**2,600**	**–150**	**1,374**

As in the preceding year, no financial instruments issued by the company are included in the fair value of plan assets at 31 December 2008.

SCA's budgeted contributions for the defined-benefit obligations amount to approximately SEK 560m for 2009.

Principal actuarial assumptions, %

	Sweden	UK	Eurozone
2008			
Discount rate	4.25	6.71	6.28
Expected salary increase rate	3.50	4.05	3.25
Expected inflation	2.00	2.80	2.00
Expected return on plan assets	6.17	6.70–7.54	4.18–6.28
2007			
Discount rate	4.74	6.04	5.45
Expected salary increase rate	3.60	4.25	3.25
Expected inflation	2.10	3.00	2.00
Expected return on plan assets	7.49	7.22–7.46	5.35–6.75
2006			
Discount rate	3.79	5.12	4.60
Expected salary increase rate	3.60	4.25	3.25
Expected inflation	2.00	2.90	2.00
Expected return on plan assets	6.28	6.77	4.42–5.79

The actuarial assumptions comprise the most significant assumptions applied when calculating defined-benefit obligations at the balance sheet date. Expected return on plan assets is applied when calculating the subsequent year's pension cost.

Actuarial gains and losses arise as a result of deviations from actuarial and experience-based assumptions, as well as a different return on plan assets than expected. These gains and losses are recognised directly in equity in the period in which they arise. A change in the discount rate of 0.25 percentage points affects the total value of obligations by approximately SEK 610m. Taking into account that 51% of plan assets are invested in equities, a 10% upturn/decline in the total shareholding would lead to a change in value of approximately SEK 735m.

NOTE 27 OTHER PROVISIONS

SEKm	Acquisitions and divestments	Efficiency programmes	Current operations	Tax risks	Environment	Legal disputes	Other	Total
Value, 1 January	2	1,639	35	250	142	23	–57	2,034
Provisions during the year	0	0	4	13	282	12	353	664
Utilisation during the year	–1	–616	–5	–3	–92	–5	–16	–738
Attributable to divested operations [1]	–	–219	–	–	–	–	–	–219
Attributable to acquired operations [2]	–	–	–	–	6	–	–	6
Reclassifications	0	–54	–	–	–	1	11	–42
Dissolved during the year	0	–4	–10	–1	–4	–5	–25	–49
Exchange differences	0	39	3	0	27	4	–34	39
Value, 31 December	**1**	**785**	**27**	**259**	**361**	**30**	**232**	**1,695**

Provisions comprise:	
Short-term component	1,052
Long-term component	643

[1] Refers to provisions attributable to the divestment of packaging operations in the UK and Ireland

[2] Pertains to acquisition of Proctor & Gamble's European tissue operations

Other provisions amount to SEK 1,695m (2,034; 1,669). During the year, new provisions were made totalling SEK 664m, of which SEK 282m relates to liability in 2008 for carbon-dioxide emissions and SEK 332m for payroll taxes. Of the efficiency programmes' provisions, SEK 616m was paid in 2008 and SEK 643m is expected to be paid in 2009, with the remaining amount of SEK 142m to be paid in 2010. In addition, provisions for the efficiency-enhancement programmes were reduced during 2008 due to reclassification to provisions for pensions of SEK 67m and other provisions of SEK 13m and increased 2008 due to reclassification from other operating liabilities of SEK 26m.

NOTE 28 OTHER NON-CURRENT LIABILITIES

SEKm	2008	2007	2006
Derivatives	92	3	16
Other non-current liabilities	122	130	141
Total	**214**	**133**	**157**

Of other non-current liabilities, SEK 46m (48; 54) falls due for payment later than within 5 years.

NOTE 29 OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2008	2007	2006
Liabilities to associates	5	2	2
Derivatives	550	57	48
Accrued expenses and prepaid income	7,592	6,647	5,354
Other operating liabilities	1,984	2,255	2,051
Total	**10,131**	**8,961**	**7,455**
Accrued expenses and prepaid income			
Accrued social security costs	449	406	371
Accrued vacation pay liability	892	809	790
Other liabilities to personnel	1,197	1,118	840
Accrued financial expenses	427	265	197
Bonus and discounts to customers	2,241	1,732	1,190
Other items	2,386	2,317	1,966
Total	**7,592**	**6,647**	**5,354**

NOTE 30 CONTINGENT LIABILITIES

SEKm	2008	2007	2006
Guarantees for:			
employees	6	7	6
associates	35	38	37
customers and others	38	37	36
Tax disputes	471	420	223
Other contingent liabilities	72	107	96
Total	**622**	**609**	**398**

Contingent liabilities for tax disputes mainly relate to claims for additional taxes in Spain and Italy. The claim by the Spanish tax authorities amounts to EUR 19,5m, including interest. The claim is related to restructuring measures that the sellers of a Spanish company carried out prior to SCA's acquisition of the company in 1997. SCA has provided a security for payment of the tax, but is challenging the claim and assesses that the claim will not be upheld in court. Consequently, no provision has been made in the closing accounts. A contingent liability is recognised in an amount of EUR 16,9m relating to recurring tax depreciation after a combination of the businesses in several Italian SCA companies. The amount reflects existing and possible claims in relation to depreciation made – including penalties and interest. The Italian tax authority has raised claims for fiscal years 2001 – 2002 in the amount of EUR 6,9m. The tax authority's claims have been rejected in the court of first instance, but the decision can still be appealed. SCA assesses that the claims will not be upheld by the Italian courts and recognises no provision in the closing accounts.

SCA entered into lease-out/lease-in transactions during 1996 with US banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4bn or USD 611m. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in US securities with an AAA rating. SCA carries the credit risk against the depositary banks. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A+. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counterparties for financial losses, which may be incurred as a result. Compensation varies during the duration and can amount to a maximum of about 14% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA also entered into a leasing transaction with US banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount that SCA has undertaken to pay amounted to about SEK 4 billion or USD 442m. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6bn is partly deposited in accounts in banks, partly in US securities, which at the time of the agreement had an AA and AAA rating respectively. SCA carries the credit risk against the depositary banks. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. SCA also has an obligation to exchange the US securities if their rating falls below AA or A, respectively. The rating of the original securities declined in 2008, which resulted in SCA exchanging these securities for US government bonds and bank-guaranteed securities The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counter parties for economic losses that may be incurred as a result. Compensation varies during the duration and can amount to a maximum of about 14% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

In 2007 SCA entered into a sale and leaseback transaction with a European bank relating to the new soda recovery boiler at the liner plant in Obbola, Sweden. The term of the contract is 25 years and SCA has a right to terminate the transaction in 2023 without any financial consequences. The present value of SCA's future rental amounts amounted to SEK 671m, which was invested in a security with an AA rating issued by the counterparty and deposited in a Swedish bank assigned to handle rental payments during the term of the contract. Should the counterparty's rating fall below BBB-, SCA is entitled, without incurring any financial consequences, to terminate the transaction in advance. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contract, SCA is liable to compensate the counterparty for any economic loss that may be incurred as a result. Compensation varies during the term and can amount to a maximum of 15% of the transaction amount. SCA has the use of the facility without operational restrictions. The lease and depositary arrangement were recognised net in SCA's balance sheet in 2007.

The three vessels that are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Rederi AB Transatlantic under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Rederi AB Transatlantic under three time charters. In the event that Rederi AB Transatlantic does not fulfil its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Rederi AB Transatlantic or acquire the vessels.

In 2005, SCA signed an eight-year fixed-price agreement with a Swedish electricity supplier for electricity deliveries to the company's Swedish plants. The agreement covers approximately 45% of estimated consumption at these plants. In 2007, SCA signed a ten-year fixed-price agreement with a Norwegian electricity supplier comprising electricity deliveries corresponding to approximately 17% of the estimated consumption. The agreement with the Norwegian supplier comes into effect in 2009.

NOTE 31 PLEDGED ASSETS

			Total		
SEKm	Pledged assets related to financial liabilities	Other	2008	2007	2006
Real estate mortgages	437	47	484	482	539
Chattel mortgages	6	20	26	30	30
Other	0	140	140	123	130
Total	**443**	**207**	**650**	**635**	**699**

Liabilities for which some of these assets were pledged as collateral amounted to SEK 1m (1; 1).

Notes – Parent Company

NOTE 32 OTHER EXTERNAL COSTS

In 2008, Other external costs include a reversal of an impairment loss on a receivable in the amount of SEK 20m (expense: 29). External costs also include consultancy fees, travel expenses, management costs, and so forth.
Fees and remuneration to auditors are included in the amount of:

SEKm	2008	2007
PricewaterhouseCoopers		
Audit assignments	10	9
Other assignments	6	2
Total	**16**	**11**

LEASING

Future payment commitments for non-cancellable operating leases are as follows:

SEKm	2008	2007
Within 1 year	50	42
Between 2–5 years	109	100
Later than 5 years	71	79
Total	**230**	**221**

Cost for the year for leasing of assets amounted to SEK 46m (46). Leased assets comprise means of transportation, premises and technical equipment. In reality, such contracts can be terminated early.

NOTE 33 PERSONNEL AND BOARD COSTS

Salaries and remuneration

SEKm	2008	2007
Board of Directors [1], President, Executive Vice Presidents and Senior Executives (4 (4))	30	48
of which variable salary	1	12
Other employees	82	107
Total salaries and remuneration	**112**	**155**

Of salaries and remuneration for 2007, SEK 20m related to efficiency-enhancement programmes and severance pay for the former president.

[1] Board fees decided by the Annual General Meeting amounted to SEK 4.6m (4.2). For further information, see Note 7.

Social security costs

SEKm	2008	2007
Total social security costs	115	113
of which pension costs [2]	77	60

In social security costs for 2007, SEK 9m pertained to costs for efficiency programmes as well as social security costs related to the former president's severance pay, of which SEK 3m comprised pension costs.

[2] Of the Parent Company's pension costs, SEK 25m (25) pertain to the Board, President, Executive Vice Presidents and senior executives. Former Presidents and Executive Vice Presidents and their survivors are also included. The company's outstanding pension obligations to these individuals amounts to SEK 301m (255). The company has taken over a pension obligation for a senior executive totalling SEK 34m.

Pension costs

SEKm	2008	2007
Self-administered pension plans		
Costs excl. interest expense	39	27
Interest expense (recognised in personnel costs)	14	11
	53	**38**
Retirement through insurance		
Insurance premiums	11	13
Other	–1	–1
	63	**50**
Policyholder tax	0	0
Special payroll tax on pension costs	14	11
Cost of credit insurance, etc.	0	–1
Pension costs for the year	**77**	**60**

Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 2m (3). (See also Note 26 Pension Provisions, Page 72). Personnel costs also include other personnel costs in the amount of SEK 23m (19).

Average number of employees

	2008	2007
Sweden	108	97
of whom women, %	49	47

Of the total number of Board members and senior executives, 9% (10) and 14% (17), respectively, are women.

Absence due to illness, %

	2008	2007
Total absence due to illness of normal working hours	1	2
Men	0	0
Women	1	3
Of which, continuous absence due to illness of 60 days or more comprises	23	70

Breakdown of absence due to illness by age group, %

-29	30–49	50+
1	1	1

NOTE 34 DEPRECIATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

SEKm	2008	2007
Buildings	5	5
Land improvements	38	36
Machinery and equipment	1	0
Sub-total	**44**	**41**
Capitalised development costs	3	7
Total	**47**	**48**

NOTE 35 FINANCIAL ITEMS

SEKm	2008	2007
Income from participations in group companies		
Dividends from subsidiaries	2,254	1,686
Income from participations in other companies		
Capital gains	–	5
Interest income and similar profit/loss items		
Interest income, external	0	1
Interest income, subsidiaries	153	267
Other financial income, external	–	5
Interest expenses and similar profit/loss items		
Interest expenses, external	0	–
Interest expenses, subsidiaries	–2,485	–1,869
Total	**–78**	**95**

NOTE 36 APPROPRIATIONS AND UNTAXED RESERVES

Of the Parent Company's untaxed reserves, SEK 136m (128) pertains to accumulated depreciation in excess of plan.

NOTE 37 TAXES

Tax on profit for the year

SEKm	2008	2007
Current tax expense (+), tax income (–)	11	–343
Deferred tax income (–)	–819	–262
Total	**–808**	**–605**

Reconciliation	2008 SEKm	2008 %	2007 SEKm	2007 %
Expected expense	–808	147,7	–605	143,4
Expected tax	–153	28,0	–118	28,0
Difference	**–655**	**119,7**	**–487**	**115,4**
Difference is due to:				
Taxes related to prior periods	5	–0,9	–21	4,8
Non-taxable dividends from subsidiaries	–631	115,4	–472	111,9
Changed tax rate	–11	1,9	-	-
Other non-taxable/non-deductible items	–18	3,3	6	–1,3
Total	**–655**	**119,7**	**–487**	**115,4**

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. The reported current tax expense represents the portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participate in the tax-pooling arrangement have tax income totalling SEK 11m (expense: 342). The Parent Company's liability to subsidiaries for taxes paid on their account is reported as current liability to subsidiaries.

Current tax income

SEKm	2008	2007
Income tax for the period	11	–343
Adjustments for prior periods	–	–
Total	**11**	**–343**

CURRENT TAX LIABILITY (+), TAX ASSETS (–)

The change to the current tax liability during the period is explained below:

SEKm	2008	2007
Balance, 1 Jan.	–18	–8
Current tax expense/income	11	–343
Paid tax	0	–9
Tax income/expense, other Group companies	–11	342
Tax assets, Dec. 31	**–18**	**–18**

DEFERRED TAX INCOME (–)

SEKm	2008	2007
Changes in temporary differences	–824	–241
Adjustments for prior periods	5	–21
Deferred tax income (–)	**–819**	**–262**

DEFERRED TAX LIABILITY

The change in the deferred tax liability during the period is explained below:

SEKm	Balance, 1 Jan.	Deferred tax expense	Balance, 1 Jan.
Land and buildings	1,472	–87	1,385
Provisions for pensions	–92	–6	–98
Tax loss carry forwards	–355	–723	–1,078
Other	–45	–3	–48
Total	**980**	**–819**	**161**

NOTE 38 INTANGIBLE FIXED ASSETS

Capitalised expenditure for development costs

SEKm	2008	2007
Cost, 1 Jan.	35	34
Investments	0	1
Accumulated cost, 31 Dec.	**35**	**35**
Depreciation, 1 Jan	–30	–23
Depreciation for the year	–3	–7
Accumulated depreciation, 31 Dec.	**–33**	**–30**
Planned residual value, 31 Dec	**2**	**5**

NOTE 39 PROPERTY, PLANT AND EQUIPMENT

	Buildings		Land		Machinery and equipment	
SEKm	2008	2007	2008	2007	2008	2007
Cost, 1 Jan.	150	150	1,568	1,452	16	15
Investments	0	1	176	118	1	1
Sales and disposals	0	–1	–10	–2	–	–
Accumulated cost, 31 Dec.	**150**	**150**	**1,734**	**1,568**	**17**	**16**
Depreciation, 1 Jan.	–68	–63	–526	–490	–14	–14
Sales and disposals	–	–	–	–	–	–
Depreciation for the year	–5	–5	–38	–36	–1	0
Accumulated depreciation, 31 Dec.	**–73**	**–68**	**–564**	**–526**	**–15**	**–14**
Write-ups, 1 Jan.	–	–	5,079	5,079	–	–
Accumulated write-ups, 31 Dec.	**–**	**–**	**5,079**	**5,079**	**–**	**–**
Planned residual value, 31 Dec.	**77**	**82**	**6,249**	**6,121**	**2**	**2**
Tax assessment value	37	34	15,422	9,780		

Land includes forest land in the amount of SEK 5,802m (5,716).

NOTE 40 SHARES AND PARTICIPATIONS

	Subsidiaries		Other companies	
SEKm	2008	2007	2008	2007
Cost, 1 Jan.	56,657	56,657	11	70
Increase through acquisition of subsidiaries	5,738	–	–	–
Divestments	–	–	–	–59
Accumulated cost, 31 Dec.	**62,395**	**56,657**	**11**	**11**
Revaluations, 1 Jan.	140	140	–	–
Accumulated revaluations, 31 Dec.	**140**	**140**	**0**	**0**
Impairment losses, 1 Jan.	–140	–140	–	–45
Reversal of earlier impairment losses for the year	–	–	–	45
Accumulated impairment losses, 31 Dec.	**–140**	**–140**	**0**	**0**
Planned residual value, 31 Dec.	**62,395**	**56,657**	**11**	**11**

The increase in 2008 through the acquisition of subsidiaries comprises a purchase from another Group company. The company in question was subsequently used as a contribution in kind to SCA Group Holding BV In 2007, the shareholding in the French company Otor SA was sold.

Parent Company's holdings of shares and participations in subsidiaries, 31 December 2008

Company name	Corp. Reg. No.	Domicile	No. of shares	Share of equity, %	Carrying amount, SEKm
Swedish subsidiaries					
Fastighets- och Bostad-saktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings-aktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
SCA Hedging AB	556666-8553	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding BV	33181970	Amsterdam	246,347	100	59,598
SCA Packaging Coordination Center NV	BTW BE 864.768.955	Diegem	1,079,999	100	985
SCA Packaging Marketing NV	BTW BE 0421.120.154	Diegem	731,279	100	1,798
Total carrying amount subsidiaries					**62,395**

NOTE 41 RECEIVABLES FROM AND LIABILITIES TO SUBSIDIARIES

SEKm	2008	2007
Current assets		
Interest-bearing receivables	–	76
Other receivables	1,590	1,371
Total	**1,590**	**1,447**
Current liabilities		
Interest-bearing liabilities	47,647	44,438
Other liabilities	3,897	3,841
Total	**51,544**	**48,279**

NOTE 42 OTHER CURRENT RECEIVABLES

SEKm	2008	2007
Prepaid expenses and accrued income	16	14
Other receivables	107	125
Total	**123**	**139**

NOTE 43 EQUITY

The change in equity is shown in the financial report relating to Equity presented on page 42. The share capital and number of shares have increased since 1993 with new issues, conversions and splits as set out below:

Year	Event	No. of shares	Increase in share capital	Cash payment, SEKm
1993	**Number of shares, 1 January 1993**	**172,303,839**		
1993	Conversion of debentures and new subscription through warrants	4,030,286	40.3	119.1
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1:6, issue price SEK140	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0
2002	New subscription through warrants IIB	513	0	0.1
2003	Conversion of debentures	1,127,792	11.3	288.4
	New subscription through warrants IIB	1,697,683	17.0	434.5
2004	Conversion of debentures	9,155	0.1	1.1
2007	Split 3:1	470,073,396	–	–
2008	**Number of shares, 31 December 2008**	**705,110,094**		

SCA's share capital, 31 December 2008

	Number of votes	Number of shares	Share capital, SEKm
A shares	10	110,940,207	370
B shares	1	594,169,887	1,980
Total		**705,110,094**	**2,350**

No change in number of shares will occur in the event of the exercise of outstanding stock options, since these are entirely covered by the Parent Company's treasury shares.

The par value of the Parent Company's shares amounts to SEK 3.33.

Treasury shares at the beginning of the year amounted to 3,154,812 shares and at year-end to 2,767,605 shares. Shares are held as part of the employee stock option programmes described in Note 7. During the year, 387,207 shares were redeemed by employees included in the programmes.

NOTE 44 PROVISIONS FOR PENSIONS

The Parent Company has both defined-contribution and defined-benefit pension plans. Below is a description of the Parent Company's defined-benefit plans.

PRI PENSIONS

Pension liabilities pertaining to PRI pensions have been secured through a common Swedish SCA pension fund. The market value of the Parent Company's portion of the foundation's assets at 31 December 2008 amounted to SEK 39m (63). In the past two years, compensation of SEK 0m was received. The capital value of the pension obligations at 31 December 2008 amounted to SEK 71m (63). Pension payments of SEK 2m (2) were made during 2008. Since the value of the assets in 2008 is below that of the pension obligations in the amount of SEK 32m (0), this is recognised as a provision in the balance sheet. The provision is included below.

OTHER PENSION OBLIGATIONS

In the Group's notes, Note 7, Personnel and Board costs, describes the other defined-benefit pension plans that the Parent Company offers. The table below shows the change between the years.

Capital value of pension obligations relating to self-administered pension plans

SEKm	2008	2007
Balance, 1 Jan.	341	321
Compensation received for take-over of pension obligation	42	–
Cost excluding interest expense	39	25
Interest expense (reported in personnel costs)	14	11
Payment of pensions	–17	–16
Balance, 31 Dec.	**419**	**341**

External actuaries have carried out capital value calculations pursuant to the provisions of the Swedish Act on Safeguarding of Pension Obligations. The discount rate is 4.0 % (3.5).

NOTE 45 OTHER PROVISIONS

Total provisions for efficiency-enhancement programmes amount to SEK 14m (38). Of total provisions, SEK 0m (9) are long-term and SEK 14m (29) short-term. The short-term provisions are reported under Other current liabilities.

NOTE 46 OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2008	2007
Accrued expenses and prepaid income	54	105
Current provisions	14	29
Other operating liabilities	7	5
Total	**75**	**139**

Accrued expenses and prepaid income

SEKm	2008	2007
Accrued social security costs	7	18
Accrued vacation pay liability	10	10
Other liabilities to personnel	–	36
Other items	37	41
Total	**54**	**105**

NOTE 47 CONTINGENT LIABILITIES

SEKm	2008	2007
Guarantees for		
employees	0	1
subsidiaries	50,840	41,983
Other contingent liabilities	15	9
Total	**50,855**	**41,993**

In addition, the Parent Company has signed subsidiary guarantees for 19 Dutch companies. The Parent Company guarantees all the companies' obligations as if they were its own debt.

The Parent Company has issued a guarantee in relation to the Group's UK pension plan in the event of the plan being dissolved or one of the companies covered by the plan becoming insolvent.

The Parent Company is also a guarantor for all the subsidiary SCA Graphic Sundsvall AB's obligations according to contracts regarding physical deliveries of electric power between 2005 and 2013.

NOTE 48 PLEDGED ASSETS

SEKm	Owed to credit institutions	Other interest-bearing liabilities	Other	Total 2008	Total 2007
Real estate mortgages	481	–	–	481	481
Chattel mortgages	–	20	–	20	20
Other	–	–	135	135	121
Total	**481**	**20**	**135**	**636**	**622**

NOTE 49 FINANCIAL INSTRUMENTS BY CATEGORY

The accounting principles for financial instruments are applied for the items below.

The financial instruments in the Parent Company are classified as loans and receivables for assets, and other financial liabilities for liabilities. No other categories have been utilised over the last two years. These balance sheet items are not fully reconcilable since they may include items that are not financial instruments.

Loans and receivables

SEKm	2008	2007
Assets in the balance sheet		
Financial assets		
Interest-bearing receivables	132	120
Interest-bearing receivables from subsidiaries	–	5,788
Current assets		
Receivables from subsidiaries	30	197
Other current receivables	75	114
Cash and bank balances	0	0
Total	**237**	**6,219**

Other financial liabilities

SEKm	2008	2007
Liabilities in the balance sheet		
Current liabilities		
Liabilities to subsidiaries	48,227	45,210
Accounts payable	27	22
Total	**48,254**	**45,232**

NOTE 50 ADOPTION OF THE ANNUAL ACCOUNTS

The annual accounts are approved by SCA's Annual General Meeting and will be presented for approval at the Annual General Meeting on 2 April 2009.

Proposed distribution of earnings

Annual accounts 2008

Distribution of earnings, Parent Company

Distribution equity in the Parent Company:	
retained earnings	6,980,444,947
net profit for the year	261,000,093
Total	**7,241,445,040**
The Board of Directors and the President proposes:	
to be distributed to shareholders, a dividend of SEK 3.50 per share	2,458,198,712 [1]
to be carried forward	4,783,246,328
Total	**7,241,445,040**

Stockholm, 23 February 2009

The Board of Directors and President declare that the Annual Report has been prepared in accordance with generally accepted accounting principles, that the consolidated financial statements have been prepared in accordance with the international financial reporting standards referred to in European Parliament and Council of Europe Regulation (EC) No. 1606/2002 of 19 July 2002, on application of international financial reporting standards, that disclosures herein give a true and fair view of the Parent Company's and Group's financial position and results of operations, and that the statutory Board of Directors' Report provides a fair review of the Parent Company's and Group's operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Sverker Martin-Löf
Chairman of the Board

Rolf Börjesson
Board member

Sören Gyll
Board member

Tom Hedelius
Board member

Leif Johansson
Board member

Lars Jonsson
Board member

Lars-Erik Lundin
Board member

Anders Nyrén
Board member

Örjan Svensson
Board member

Barbara Milian Thoralfsson
Board member

Jan Johansson
President and CEO

Our audit report was submitted on 23 February 2009
PricewaterhouseCoopers AB

Anders Lundin
Authorised Public Accountant

[1] Based on the number of outstanding shares at 31 December 2008. The amount of the dividend may change if any treasury share transactions are executed before the record date, 7 April 2009.

Audit report

To the Annual Meeting of Shareholders in Svenska Cellulosa Aktiebolaget SCA (publ) Corporate identity number 556012-6293

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for the year 2008. The company's annual accounts and the consolidated accounts are included in the printed version of this document on pages 10–79. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and application of International Financial Reporting Standards, IFRS, as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free from material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting policies used and of their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory Board of Directors' Report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report, and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 23 February 2009

PricewaterhouseCoopers AB

Anders Lundin
Authorised Public Accountant

Corporate Governance

Corporate Governance Report

for Svenska Cellulosa Aktiebolaget SCA (publ)

More detailed information at www.sca.com

- Articles of Association
- Swedish Code of Corporate Governance
- Information from Annual General Meetings in previous years, since 2004 (notices, minutes, President's speeches and press releases)
- Information from Nomination Committee, since 2006 (composition, proposals and work)
- Information ahead of 2009 Annual General Meeting (notice, Nomination Committee proposals, Board's proposal for principles for remuneration to the President and other senior executives, information routines for notifying attendance at the meeting, etc.)
- Earlier Corporate Governance Reports, since 2005

SCA's corporate governance

SCA applies the Swedish Code of Corporate Governance. This Corporate Governance Report is not part of the formal annual report and has not been reviewed by the company's auditors.

External framework

The foundation of the Swedish system of corporate governance is the Swedish Companies Act, which provides mandatory rules for the company's organisation and governance while safeguarding shareholder influence. Swedish accounting legislation and international accounting rules are also applied, which ensure that financial reporting meets high standards. Significant aspects of the provision of information, particularly with regard to financial information, are regulated by Swedish law.

In addition to this fundamental legislation, comprehensive and mandatory rules on corporate governance are included in the regulations of the national stock exchange. The system also applies the Swedish Code of Corporate Governance, with rules of a "comply or explain" nature, and the Swedish Securities Council's guidelines on good practice on the stock market.

Internal framework

The internal framework for corporate governance encompasses a number of key areas. The most prominent areas include rules of procedure for the Board, instructions to the President, financial policy, information policy, instructions for payment authorisation and payments, risk management policy, pension policy and the Code of Conduct.

Control

A key part of a well-functioning corporate governance system is various forms of control. In addition to the company's auditors, operations in the Swedish system are subject to control and monitoring by such bodies as the Swedish Financial Supervisory Authority and the national stock exchange. Companies' own internal control structures at different levels are also of fundamental importance.

Articles of Association

The Articles of Association are adopted by a general meeting of shareholders and contain a number of basic mandatory details about the company. The complete Articles of Association are available on SCA's website: www.sca.com. Among other provisions, SCA's Articles of Association stipulate that the Board of Directors shall comprise three to twelve members and that Class A shares shall carry ten votes and Class B shares shall carry one vote.

General meetings

The general meeting of shareholders is SCA's highest decision-making body, which all shareholders are entitled to attend. Each shareholder also has the right to have a matter considered at a general meeting. The company's Board of Directors is elected at the Annual General Meeting (AGM). Other mandatory tasks for the AGM include adopting the company's balance sheet and income statement, deciding on disposition of the earnings from the company's operations, deciding on guidelines for remuneration to senior executives and on discharging the members of the Board and the President from liability. The AGM also appoints the company's auditors.

Annual General Meeting 2008

The Annual General Meeting of shareholders in SCA was held on Tuesday, 8 April 2008 in Stockholm. Full details of the 2008 AGM are available on SCA's website www.sca.com.

Annual General Meeting 2009

The next Annual General Meeting of shareholders in SCA will be held on Thursday, 2 April 2009 in Stockholm (see page 92).

Nomination Committee

The Nomination Committee represents the company's shareholders. The committee is assigned the task of providing the best possible information on which the AGM can base its decisions and of submitting proposals for resolutions on such issues as the election of Board members and appointment of auditors and on their remuneration. The 2008 AGM decided that the Nomination Committee for the 2009 AGM should comprise representatives of not less than the four largest and not more than the six largest shareholders in terms of voting rights, as well as the Chairman of the Board, who is also the convener.

Composition of the Nomination Committee for the 2009 AGM

The composition of the Nomination Committee for the 2009 AGM is as follows:

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee

Corporate governance at SCA



Nomination Committee
Annual General Meeting
External Audit
Remuneration Committee
Board of Directors
Audit Committee
Internal Audit
President
Executive Vice President
Corporate Staffs
Business Group Presidents

- Håkan Sandberg, Handelsbanken Pension Foundation, among others
- Anders Oscarsson, SEB Fonder
- Hans Sterte, Skandia Liv
- Helen Olausson, AB Skrindan, among others
- Sverker Martin-Löf, Chairman of the Board of SCA

All shareholders have had an opportunity to submit proposals to the Nomination Committee. The Nomination Committee has submitted its proposals for the 2009 Annual General Meeting. The proposals are available on the company's website www.sca.com.

Board of Directors

The Board of Directors has overall responsibility for the company's organisation and for management of the company's affairs.

Board members

In accordance with the decision of the AGM, the Board of Directors shall comprise eight members elected by the Annual General Meeting with no deputies. In addition, Board members include three members with three deputies appointed by the employees. For detailed information about individual Board members and deputies, see page 86.

The majority (Sverker Martin-Löf, Rolf Börjesson, Sören Gyll, Tom Hedelius, Leif Johansson, Anders Nyrén and Barbara Milian Thoralfsson) of the AGM-elected members are independent of the company and senior management. Of these Board members, four (Rolf Börjesson, Sören Gyll, Leif Johansson and Barbara Milian Thoralfsson) are also considered independent of the company's major shareholders. Only one Board member (Jan Johansson) is a member of senior management. All of the Board members understand the requirements incumbent upon a listed company.

Work of the Board

There is no specific allocation of duties within the Board other than the specific duties of the Chairman and the tasks incumbent on the Board's committees. The Board works according to the rules of procedure established by the Board. Work is carried out according to an annual schedule.

The rules of procedure specify the allocation of duties among the Board members, its committees and the President. The rules of procedure stipulate the specific content and presentation of the information that management provides to the Board and ensures that the Board conducts an annual review of its own routines. The Board has formed an Audit Committee and a Remuneration Committee from within its ranks. SCA's General Counsel is the Secretary of the Board. In 2008, the Board held nine meetings.

Audit Committee

The tasks of the Audit Committee, which is not authorised to make decisions, include making preparations for the Board's quality assurance of the company's financial reporting. The Committee's work involves internal control and compliance issues, checking reported figures, estimates, assessments and other material that may affect the quality of the financial reports. The Committee has assigned the company's auditors

Board of Directors

	Attendance	Independent[1]	Attendance Audit Committee	Attendance Remuneration Committee	Fees[2]
Rolf Börjesson	9/9	■		3/3	525,000
Sören Gyll	8/9	■	5/6		550,000
Tom Hedelius	9/9	□		3/3	525,000
Jan Johansson	7/7				–
Leif Johansson	9/9	■			450,000
Sverker Martin-Löf, Chairman	9/9	□	6/6	3/3 (Chairman)	1,525,000
Anders Nyrén	8/9	□	6/6 (Chairman)		575,000
Barbara Milian Thoralfsson	9/9	■			450,000
Total					4,600,000 SEK

[1] As defined in the Swedish Code of Corporate Governance.

[2] This amount relates to fees to Board members.

□ = Member can be regarded as independent of the company and its management.

■ = Member can be regarded as independent of the company and its management and of the company's major shareholders.

Board members appointed by employee organisations are listed on page 86.

the specific task of examining how successfully the general and more detailed rules for control are followed within the company. The Committee meets the company's auditors on a regular basis, sets up guidelines for audits and other services, evaluates the auditors and assists the Nomination Committee in the selection of auditors and in matters relating to remuneration.

The Audit Committee comprises Chairman Anders Nyrén, Sören Gyll and Sverker Martin-Löf. The Audit Committee held six meetings in 2008.

Remuneration Committee
The Remuneration Committee handles salaries, pension benefits, incentive issues and other terms of employment for the President and other senior executives. Senior executives in this context include the Executive Vice President, business group presidents, individuals within the Parent Company who report to the President, and other executives that the Committee decides to include. The terms of employment for the President are determined by the Board while terms of employment for other senior executives are decided by the Remuneration Committee. The Remuneration Committee comprises Chairman Sverker Martin-Löf, Tom Hedelius and Rolf Börjesson. The Remuneration Committee held three meetings in 2008. In addition, a number of issues were dealt with per capsulam.

Chairman of the Board
According to the Board's rules of procedure, the Chairman of the Board, in addition to presiding over the Board's activities, must communicate with the President in order to monitor the Group's operations and development on a continuous basis. In addition, the Chairman represents the company in ownership matters and ensures that the Board's work is evaluated annually and that the Board continuously updates and increases its in-depth knowledge of the Group's operations. The 2008 Annual General Meeting decided to appoint Sverker Martin-Löf as Chairman of the Board.

Evaluation of the work of the Board
The work of the Board, like that of the President, is evaluated annually using a systematic and structured process, one purpose of which is to obtain a sound basis for the Board's own development work. The Nomination Committee is informed of the results of this evaluation.

Remuneration to the Board
The total fees for AGM-elected Board members were set by the AGM at SEK 4,600,000. The Chairman of the Board received an annual fee of SEK 1,350,000 and the other Board members who are not employees each received SEK 450,000. Members of the Remuneration Committee received an additional fee of SEK 75,000 and members of the Audit Committee an additional SEK 100,000, while the Chairman of the Audit Committee received an additional fee of SEK 125,000.

Operational management
President
The President, who is also the CEO, is responsible for ongoing management of the company in accordance with the Board's guidelines and instructions. The President is supported by an Executive Vice President, who is also the CFO, a COO and a Group management team. See page 87. The Board's rules of procedure and the Board's instructions to the President outline such information as the allocation of duties between the Board and the President.

Business group management
The Group has six business groups and one central function that conducts research, innovation, brand development and technology on behalf of hygiene operations. The joint hygiene operations also have a separate management and coordination body. Each business group has operational responsibility for their area. The rules of procedure and instructions ensure that a number of matters of importance are referred to the CEO or the Parent Company's Board of Directors.

Remuneration to management
Principles for remuneration to senior executives
The guidelines for remuneration to senior executives adopted by the 2008 Annual General Meeting are available in Note 7 and on the company's website, www.sca.com, while the Board's proposal to the 2009 Annual General Meeting is available in the Board of Directors' Report on page 12 and on the company's website: www.sca.com.

Salaries and other remuneration to the President and other senior executives
For information about salaries and other remuneration and benefits to the President and other senior executives, see Note 7.

Outstanding stock and share-price-related incentive programmes
In 2002, some 200 senior executives received stock options free of charge at a value (theoretically calculated) that, on the date of allotment, did not exceed approximately 20% of each executive's base salary. For additional information, see Note 7.

Audit
Auditors
The 2008 Annual General Meeting appointed the accounting firm of PricewaterhouseCoopers AB as the company's auditors for a mandate period of four years. The accounting firm notified the company that Anders Lundin, Authorised Public Accountant, would be the senior auditor. Anders Lundin is also auditor for Aarhus Karlshamn AB, AB Industrivärden, Husqvarna AB, Loomis AB and Melker Schörling AB. Anders Lundin holds no shares in SCA.

Audit work
The company's auditors submit an audit report for SCA's annual accounts and consolidated accounts, the administration of the company by the Board and the President of SCA and the annual accounts for other subsidiaries. This audit is conducted in accordance with the Swedish Companies Act and Auditing Standards in Sweden according to FAR SRS, which are based on the international auditing standards of the International Federation of Accountants (IFAC). Auditing of annual accounts documents of SCA's legal entities outside Sweden is performed in accordance with statutory requirements and other applicable rules in each country and in accordance with generally accepted auditing standards according to IFAC GAAS, by issuing audit reports for the legal entities. The Group's six-month report is reviewed by the company's auditors pursuant to the recommendation issued by FAR SRS.

Remuneration to auditors
The company's auditors have received remuneration for audits and other required reviews as well

Remuneration to auditors (PricewaterhouseCoopers)

	Group			Parent Company		
SEKm	2008	2007	2006	2008	2007	2006
Remuneration for audit assignments	67	62	62	10	9	9
Remuneration for other consultations	19	17	29	6	2	2

as advice and other assistance resulting from observations made during such audits. The auditors have also received remuneration for separate advisory services. Most of the advice pertains to audit-related consultation on accounting and tax issues in connection with restructuring processes.

According to its instructions, the Audit Committee must draw up guidelines stipulating which services, other than auditing, the company may purchase from its auditors. Remuneration paid to auditors in 2008 is specified in Note 5.

Financial reporting

Financial reporting to the Board

The Board's rules of procedure and schedule specify the reports and information of a financial nature that should be presented to the Board at each of the regular meetings.

The Board's instructions to the President require him to ensure that the Board receives the necessary reports to continuously assess the financial position of the company and the Group. The instructions also specify which types of reports the Board must receive at every meeting.

External financial reporting

The quality of the company's external financial reporting is ensured through a variety of measures and routines. The tasks assigned to the company's internal control unit include examining accounting processes critical for financial reporting and communicating any observations to the Audit Committee and the Board. In addition to the annual accounts, the auditors examine the six-month accounts. The President, supported by his corporate staffs, is responsible for ensuring that all other financial information provided, for example, in press releases with a financial content and presentation material for meetings with media representatives, owners and financial institutions is correct and of good quality.

Communication with the company's auditors

In accordance with its instructions, the Audit Committee meets regularly with the company's auditors to obtain information on the focus and scope of the audit and to discuss coordination between the external audit and internal control function, as well as opinions on the company's financial risks. In addition, the Board, in accordance with its rules of procedure, meets the auditors at not fewer than three regular Board meetings during the course of the year. At these meetings, the auditors present and receive opinions on the focus and scope of the planned audit and deliver verbal audit and review reports. Furthermore, at the Board's third regular autumn meeting, the auditors deliver an in-depth report on the audit for the current year. The rules of procedure specify a number of mandatory issues that must be covered. These include matters of importance that have been a cause for concern or discussion during the audit, business routines and transactions where differences of opinion may exist regarding the choice of accounting procedures, as well as accounting for consultancy work assigned to the audit firm by SCA and its overall dependence on the company and its management.

On each occasion, Board members have an opportunity to ask the auditors questions and some detailed discussion of the accounts takes place without representatives of company management being present. Similar control of the company's contacts exists in the business groups.

Internal control and financial reporting

The Board of Directors has drawn up a number of basic documents that are significant to the company's financial reporting. Within the framework of these documents, SCA's management has prepared accounting and reporting instructions as well as instructions for internal control. These basic control documents are applied in all of the business groups and are reviewed on a regular basis.

Managers at different levels within the Group have, within their respective areas, defined powers and responsibilities with respect to financial reporting. The management system also includes several well-defined processes for planning and implementation of decisions.

Risk management

With regard to financial reporting, the risk that material errors may be made when reporting the company's financial position and results is considered the primary risk. To minimise this risk, control documents have been established pertaining to accounting, routines for annual accounts and follow-up of reported annual accounts. A Group-wide system for reporting annual accounts has also been introduced. In 2008, this system was further coordinated and adapted to changes made to the format of the company's income statements and balance sheets.

SCA's Board of Directors and management assess the financial reporting from a risk perspective on an ongoing basis. To provide support for this assessment, the company's income-statement and balance-sheet items are compared with earlier reports, budgets and other planned figures.

Control activities that are significant to financial reporting are carried out using the company's IT system. To further reduce the risk of error, changes were made to the company's system-access procedures and new work methods for system changes were implemented during the year.

Control activities

Process managers at various levels within SCA are responsible for carrying out the necessary control measures with respect to financial reporting. An important role is played by the company's controller organisation, which is responsible for ensuring that financial reporting from each unit is correct, complete and delivered in a timely manner. Significant instructions and guidelines are updated regularly and are easily accessible on the company's intranet. In addition, each business group has a Finance Manager with the same responsibilities for each business group. The company's control activities are supported by the budgets prepared by each unit and updated during the year through continuous forecasts.

In recent years, SCA has introduced a standardised system of control measures involving processes that are significant to the company's financial reporting. In 2008, the control requirements for these processes were clarified. The controls must be adapted to the operational process and system structure of each unit. Accordingly, each unit prepares a record of the actual controls to be carried out in the unit in question.

Control of these processes is implemented through self-evaluation followed up by an internal audit. In some cases, SCA has enlisted external help to validate these control measures.

Reporting

Financial results are reported and examined regularly within the management teams of the operating units and communicated to SCA's management at monthly and quarterly meetings.

Monitoring and follow-up

SCA has established a corporate internal audit unit with 12 employees. The head of the unit reports to the Audit Committee (see page 82) on issues concerning internal auditing and to CFO on other issues. During the current year, the unit reports its findings concerning financial reporting and other topics at every meeting with the Audit Committee and on one occasion to SCA's Board. The unit also provides internal advisory services on internal control issues.

Elected by the Annual General Meeting



Sverker Martin-Löf (1943)
Tech Lic., Honorary PhD
Chairman of the Board since 2002, formerly President and CEO of SCA. Chairman of the Board of SSAB and Skanska. Vice Chairman of Industrivärden, Ericsson and the Confederation of Swedish Enterprise. Member of the Board of Handelsbanken.
Elected: 1986
A shares: 3,000 B shares: 77,823
Options: 40,000
Independent of the company and corporate management.



Rolf Börjesson (1942)
MSc Eng.
Chairman of the Board of Ahlsell AB. Member of the Board of Avery Dennison and Huhtamäki Oyj.
Elected: 2003
B shares: 17,850
Independent of the company, corporate management and SCA's major shareholders.



Sören Gyll (1940)
Honorary PhD Engineering
Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 1997
B shares: 4,407
Independent of the company, corporate management and SCA's major shareholders.



Tom Hedelius (1939)
MSc Econ, Honorary PhD Economics
Chairman of the Board of B&B Tools, Industrivärden, the Jan Wallander and Tom Hedelius Foundation and Anders Sandrews Foundation. Vice Chairman of Addtech and Lagercrantz Group. Member of the Board of LE Lundbergföretagen and Volvo. Honorary Chairman of Handelsbanken.
Elected: 1985
B shares: 5,820
Independent of the company and corporate management.



Jan Johansson (1954)
Master of Laws
President and CEO.
Chairman of the Board of Petrosibir AB.
Elected: 2008
B shares: 50,000



Leif Johansson (1951)
MSc Eng.
President of AB Volvo and CEO. Member of the Board of AB Volvo, Bristol-Myers Squibb Company, the Confederation of Swedish Enterprise and Teknikföretagen. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 2006
B shares: 6,040
Independent of the company, corporate management and SCA's major shareholders.



Anders Nyrén (1954)
MSc Econ, MBA
President of AB Industrivärden and CEO. Vice Chairman of Handelsbanken and Sandvik. Member of the Board of Ericsson, Ernströmgruppen, AB Industrivärden, and SSAB. Chairman of the Stock Market Company Association and the Association for Generally Accepted Principles in the Securities Market.
Elected: 2001
B shares: 1,200
Independent of the company and corporate management.



Barbara Milian Thoralfsson (1959)
MBA, BA
Member of the Board of Electrolux AB, Storebrand ASA, Tandberg ASA, Fleming Invest AS, Stokke AS and Norfolier AS.
Elected: 2006
B shares: 3,000
Independent of the company, corporate management and SCA's major shareholders.

Appointed by the employees



Lars Jonsson (1956)
Chairman Swedish Paper Workers Union dept. 167 at SCA Graphic Sundsvall AB, Östrands pulp plant, Timrå. Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005



Lars-Erik Lundin (1948)
Project Manager at SCA Packaging Obbola AB. Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed: 2005



Örjan Svensson (1963)
Senior Industrial Safety Representative at SCA Hygiene Products AB, Edet Bruk, Lilla Edet. Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005

Deputies

Anders Engqvist (1958)
Machine Operator at SCA Packaging Sweden AB, Värnamo. Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005

Bert-Ivar Pettersson (1955)
Works Manager at SCA Graphic Sundsvall AB, Ortviken paper mill, Sundsvall. Member of the Council for Negotiation and Cooperation (PTK).
Appointed: 2005

Harriet Sjöberg (1946)
Chairman, Unionen, SCA Hygiene Products AB, Gothenburg.
Member of the Council for Negotiation and Cooperation (PTK).
Appointed: 2001
B shares: 1,815

Information regarding individuals' own and related parties' shareholdings pertain to the situation on 31 December 2008. One option corresponds to three shares.

Honorary Chairman

Bo Rydin
MSc Econ., Hon PhD Econ., Hon PhD Engineering

Auditors

PricewaterhouseCoopers AB
Senior Auditor: Anders Lundin, Authorised Public Accountant

Secretary to the Board

Anders Nyberg (1951)
Master of Laws
Senior Vice President, Corporate Legal Affairs, General Counsel
B shares: 30,396 Options: 12,000



Jan Johansson (1954)
President and CEO
Master of Laws
Employed since 2007
B shares: 50,000



Lennart Persson (1947)
CFO and Executive Vice President, Head of Finance
BSc BA
Employed since 1987
B shares: 35,265
Options: 20,000



Kenneth Eriksson (1944)
COO (Chief Operating Officer)
Mechanical Engineer
Employed since 1979
B shares: 17,373
Options: 20,000



Robert Sjöström (1964)
President SCA Global Hygiene Category
MSc Econ, MBA
Employed since 2009



Thomas Wulkan (1961)
President SCA Personal Care Europe
BSc BA
Employed since 2000



Mats Berencreutz (1954)
President SCA Tissue Europe
MSc ME
Employed since 1981
B shares: 417
Options: 7,500



Phil Almond (1960)
President SCA Packaging Europe
Chartered accountant
BSc
Employed since 1993
Options: 7,500



Ulf Larsson (1962)
President SCA Forest Products
BSc Forestry
Employed since 1992
A shares: 138
B shares: 1,623



Sune Lundin (1951)
President SCA Americas
MSc
Employed since 2008



Christoph Michalski (1966)
President SCA Asia Pacific
MSc Econ.
Employed since 2007
B shares: 1,700



Bodil Eriksson (1963)
Senior Vice President, Corporate Communications
Berghs School of Communications
Employed since 2005
B shares: 300



Gordana Landén (1964)
Senior Vice President, Corporate Human Resources
BSc
Employed since 2008



Anders Nyberg (1951)
Senior Vice President, Corporate Legal Affairs, General Counsel
Master of Laws
Employed since 1988
B shares: 30,396
Options: 12,000



Ulf Söderström (1964)
Senior Vice President, Business Development and Strategic Planning
Studies in economics, MBA
Employed since 2009
B shares: 24

Information regarding individuals' own and related parties' shareholdings pertain to the situation on 31 December 2008. One option corresponds to three shares.

Multi-year summary

SEKm	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
INCOME STATEMENT										
Net sales	110 449	105 913	101 439	96 385	89 967	85 338	88 046	82 380	67 157	64 896
Operating profit [1]	8 554	10 147	8 505	1 928	7 669	7 757	9 101	9 492	10 534	6 733
Personal Care	2 912	2 960	2 799	2 474	2 429	2 403	2 588	2 080	–	–
Tissue	2 375	1 724	1 490	1 577	2 026	2 418	2 899	2 393	–	–
Hygiene Products		–	–	–	–	–	–	–	2 909	2 613
Packaging	1 493	2 651	2 072	1 775	2 604	2 482	3 065	3 286	2 977	2 216
Forest Products	2 207	2 870	2 475	1 886	1 777	1 559	1 986	2 976	2 720	2 123
Fine paper and wholesale	–	–	–	–	–	–	–	–	644	491
Other operations [2]	–433	–58	–331	–5 784	–1 167	25	–300	–233	2 013	–108
Goodwill amortisation	–	–	–	–	–	–1 130	–1 137	–1 010	–729	–602
Financial income	193	193	179	156	453	544	409	380	531	322
Financial expenses	–2 103	–2 103	–1 851	–1 651	–1 537	–1 334	–1 432	–1 782	–1 738	–1 534
Profit after financial items	**6 644**	**8 237**	**6 833**	**433**	**6 585**	**6 967**	**8 078**	**8 090**	**9 327**	**5 521**
Tax	–409	–1 076	–1 366	21	–1 393	–1 861	–2 341	–2 444	–2 133	–1 849
Minority interests	–	–	–	–	–	–31	–44	–59	–46	–70
Profit for the year	**6 235**	**7 161**	**5 467**	**454**	**5 192**	**5 075**	**5 693**	**5 587**	**7 148**	**3 602**
BALANCE SHEET										
Non-current assets (excl. financial receivables)	113 866	104 150	95 994	101 840	96 162	77 885	75 462	76 967	60 962	61 065
Receivables and inventories	36 121	33 793	29 907	29 356	25 681	22 880	24 765	23 338	21 765	18 311
Non-current assets held for sale	102	55	2 665	68	–	–	–	–	–	–
Financial receivables	2 499	3 663	2 970	2 035	682	4 146	6 151	3 888	3 497	1 278
Short-term investments	642	366	409	237	128	749	306	406	502	2 930
Cash and bank balances	5 738	3 023	1 599	1 684	3 498	1 696	2 520	2 189	1 440	1 630
Total assets	**158 968**	**145 050**	**133 544**	**135 220**	**126 151**	**107 356**	**109 204**	**106 788**	**88 166**	**85 214**
Equity attributable to equity holders of the Parent Company	66 450	63 590	58 299	56 343	54 350	49 754	47 983	45 983	39 898	34 133
Minority interests	802	689	664	767	768	751	687	736	612	587
Provisions	13 292	14 199	14 240	17 035	16 962	13 620	14 773	14 870	13 242	8 632
Interest-bearing debt	52 886	42 323	38 601	39 036	35 021	25 429	27 498	27 746	18 694	28 881
Operating and other non-interest bearing liabilities	25 538	24 249	21 740	22 039	19 050	17 802	18 263	17 453	15 720	12 981
Total liabilities and equity	**158 968**	**145 050**	**133 544**	**135 220**	**126 151**	**107 356**	**109 204**	**106 788**	**88 166**	**85 214**
Capital employed [3]	105 955	96 368	96 192	95 341	87 208	71 687	71 863	67 878	57 501	54 616
Net debt, incl. pension liabilities	–47 002	–37 368	–36 399	–39 826	–34 745	–22 306	–23 899	–23 861	–15 880	–24 073
CASH FLOW STATEMENT										
Operating cash flow	7 813	8 127	6 304	7 471	8 837	10 102	12 421	14 206	9 005	8 707
Cash flow from current operations	3 810	4 508	2 772	4 362	5 688	8 134	8 620	11 249	6 652	6 740
Cash flow before dividend	77	1 473	1 538	1 768	–6 276	901	–855	–4 254	10 609	–3 760
Current capital expenditures, net	–5 353	–5 165	–5 672	–4 859	–4 270	–3 902	–3 523	–3 479	–2 245	–2 046
Strategic capital expenditures	–3 109	–1 342	–935	–2 086	–2 398	–2 949	–2 823	–1 469	–1 121	–2 615
Acquisitions	–1 764	–4 545	–323	–428	–9 340	–4 808	–6 483	–13 286	–2 349	–10 400
KEY RATIOS [4]										
Equity/assets ratio, %	42	44	44	42	44	47	45	44	46	41
Interest coverage, multiple	3.7	5.3	5.1	1.3	7.1	9.8	8.9	6.8	8.7	5.6
Debt payment capacity incl. pension liabilities, %	26	35	29	27	35	54	47	51	49	33
Debt/equity ratio, incl. pension liabilities, multiple	0.70	0.58	0.62	0.70	0.63	0.44	0.49	0.51	0.39	0.69
Return on capital employed, %	8	11	9	2	9	11	13	14	18	12
Return on equity, %	9	12	9	1	10	10	12	13	20	12
Operating margin, %	8	10	8	2	9	9	10	12	16	10
Net margin, %	5	7	6	0	6	6	6	7	11	6
Capital turnover rate, multiple	1.04	1.10	1.05	1.01	1.03	1.19	1.23	1.21	1.17	1.19
Operating cash flow per share, SEK	5.42	6.42	3.95	6.22	8.12	11.66	12.37	16.13	9.50	10.41
Earnings per share, SEK	7.94	10.16	7.75	0.61	7.37	7.28	8.18	8.02	10.21	5.58
Dividend per share, SEK	3.50[5]	4.40	4.00	3.67	3.50	3.50	3.20	2.92	2.58	2.27

[1] Operating profit distributed pro forma for 1999–2000.

[2] 2005 and 2004 including restructuring costs of SEK 5,365m and SEK 770m respectively. 2000 includes capital gain from the sale of Modo Paper of SEK 2,031m.

[3] Calculation of average capital employed and equity based on five measurements.

[4] Key ratios are defined on page 91.

[5] Board proposal.

Comments to the multi-year summary

Income statement

Sales

From 1998 until the end of 2000 net sales rose by approximately 5% per year and then increased in 2001 by slightly more than 20% as a result of the acquisitions of Georgia-Pacific Tissue and Tuscarora in North America. During the period 2002–2004, SCA continued to acquire companies, which contributed to a further increase in sales of 17% up to the end of 2005. In 2006 the Group launched more new products than ever before and as a result of the growth in volume, SCA's net sales exceeded SEK 100bn for the first time. In 2008, sales increased by 4% compared with the previous year and now amount to slightly more than SEK 110bn. Sales in Personal Care and Tissue rose, while Packaging and Forest products declined. During the ten-year period the Group's sales increased by 5% annually (CAGR).

Operating profit

During the 1999–2000 period, Hygiene Products, Personal Care and Tissue developed in a positive direction. Packaging also performed well during the period 1998–2000 and operating profit increased by an average of 33% annually, which was mainly due to acquisitions. The operating profit for Forest Products increased the same period by an average of 19% annually. In addition, the capital gain from the sale of the fine paper operations is added to the operating profit in 2000. The capital gain, combined with the strong operating profit from the other business areas, meant that the Group was able to report a record high operating profit. Operating profit rose by 54% for Hygiene Products in 2001, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to perform well in 2001 and, as a result, a record-high operating profit, adjusted for non-recurring effects, could be reported. The increase for Hygiene Products, Personal Care products and Tissue continued in 2002. The increase, which was 24% for Hygiene Products, can be attributed to volume growth and lower raw material and production costs. The improvement for Tissue amounted to 21% and is explained by the acquisition of CartoInvest as well as lower raw material and production costs. The operating profit in 2002 for Packaging and Forest Products fell as a result of lower prices. Personal Care did not reach the 2002 profit level until 2006. This business area has been under pressure from rising raw material costs and intense competition, although growth was favourable in both established and new markets. Earnings improved further in 2007. In the Tissue business area, continued acquisitions did not compensate for lower prices, higher raw material and energy costs and the negative effects of currency fluctuations. This has resulted in a gradual decline in operating profit since 2002. In 2007, this negative trend was reversed and operating profit increased once again. With effect from the fourth quarter of 2007 the acquisition of P&G's tissue unit is included in SCA's Tissue operations which had a positive impact on earnings. Packaging's operating profit declined in 2002 and 2003 from the record year of 2001, but improved slightly in 2004, before sustained price reductions caused lower profit levels in 2005. In 2006 prices improved gradually. During the first half, price increases were implemented for containerboard, which led to gradual increases in the price of corrugated board, resulting in a slight improvement in profits. Packaging also implemented successive price increases for corrugated board in 2007. SCA sold its North American packaging operations in 2007. An efficiency enhancement programme to improve operating profit was initiated in 2004, which has now been concluded, followed by an additional programme in 2005, which achieved maximum effect. Operating profit declined by 13% in 2008 compared with the preceding year, primarily due to higher costs of raw materials and energy. However, an improved product mix, and higher prices and volumes contributed positively to earnings.

Cash flow statement

A total of SEK 75bn has been invested in expansion during the reporting period, of which SEK 54bn is attributable to company acquisitions. Maintenance investments amounted to SEK 41bn and have remained at a steady level of around 4% in relation to sales.

Key ratios

During the reporting period, the Group's dividend rose from SEK 2.27 to SEK 3.50, an annual increase of 4%. Considering the current economic situation, the dividend was lowered from SEK 4.40 to SEK 3.50.

Production capacity

(Capacity is stated in thousands of tonnes unless otherwise indicated)

TISSUE

Mill	Country	Capacity
Box Hill	Australia	53
Ortmann	Austria	124
Stembert	Belgium	75
Santiago [1]	Chile	61
Bogota [1]	Colombia	35
Medellin [1]	Colombia	39
Lasso [1]	Ecuador	24
Le Theil	France	62
Orleans	France	35
Mainz-Kostheim	Germany	106
Mannheim	Germany	266
Neuss	Germany	105
Witzenhausen	Germany	30
Altopascio	Italy	25
Collodi	Italy	42
Lucca	Italy	140
Pratovecchio	Italy	22
Ecatepec	Mexico	69
Monterrey	Mexico	57
Uruapan	Mexico	36
Friesland [2]	Netherlands	8
Kawerau	New Zealand	61
Drammen	Norway	22
Svetogorsk	Russia	43
La Riba	Spain	26
Mediona	Spain	45
Valls	Spain	120
Jönköping	Sweden	21
Lilla Edet	Sweden	100
Chesterfield	United Kingdom	31
Manchester	United Kingdom	50
Oakenholt	United Kingdom	68
Prudhoe	United Kingdom	87
Alsip [3]	US	55
Barton	US	180
Flagstaff	US	53
Menasha	US	211
South Glens Falls	US	75
Total:		**2,662**

PACKAGING

Production plant	Country	Corrugated board	Kraftliner	Testliner/fluting
Corrugated board	Asia	666		
	Austria	60		
	Belgium	140		
	Czech Republic	65		
	Denmark	140		
	Estonia	30		
	Finland	48		
	France	190		
	Germany	480		
	Greece	60		
	Hungary	60		
	Italy	450		
	Lithuania	37		
	Netherlands	180		
	*Norway	5		
	Poland	75		
	Romania	40		
	Russia	57		
	*Slovakia	2		
	Spain	162		
	Sweden	120		
	Switzerland	40		
	Turkey	100		
	United Kingdom	35		
Containerboard				
Aschaffenburg	Germany			350
Witzenhausen	Germany			330
Lucca	Italy			420
De Hoop	Netherlands			350
Munksund	Sweden		360	
Obbola	Sweden		300	125
New Hythe	United Kingdom			260
Total		**3,242**	**660**	**1,835**

* Converting only.

PERSONAL CARE

Production plant	Country
Springvale	Australia
Drummondville	Canada
Santiago [1]	Chile
Cali [1]	Colombia
Rio Negro [1]	Colombia
Cairo [1]	Egypt
Linselles	France
Amman [1]	Jordan
Shah Alam	Malaysia
Ecatepec	Mexico
Gennep	Netherlands
Hoogezand	Netherlands
Henderson	New Zealand
Olawa	Poland
Jeddah [1]	Saudi Arabia
Gemerská Hôrka	Slovakia
Kliprivier [1]	South Africa
Mölnlycke	Sweden
Falkenberg	Sweden
Ksibet el Mediouni [1]	Tunisia
Annaba [1]	Algeria
Bowling Green	US

FOREST PRODUCTS

Mill	Country	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	Total pulp and paper	Solid-wood products 1,000 m³
Laakirchen	Austria		510			510	
Aylesford [1]	United Kingdom	410				410	
Ortviken	Sweden	380	480			860	
Östrand	Sweden			430	85	515	
Munksund	Sweden						400
Bollsta	Sweden						450
Tunadal	Sweden						350
Rundvik	Sweden						250
Vilhelmina	Sweden						120
Stugun	Sweden						150
Holmsund	Sweden						100
Total		**790**	**990**	**430**	**85**	**2295**	**1,820**

(1) Joint venture.
(2) Non-woven production.
(3) Closure in Dec. 2008.

Definitions and key ratios [1)]

CAPITAL DEFINITIONS

Net operating assets The Group's and the business areas' net operating assets are calculated as an average of non-current assets according to the balance sheet and net working capital reduced by non-current liabilities.

Capital employed Net operating assets reduced by tax liabilities (net).

Equity The equity reported in the consolidated balance sheet consists of taxed equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 26.3% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt The sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less cash and cash equivalents and interest-bearing current and non-current receivables and capital investment shares.

FINANCIAL MEASUREMENTS

Equity/assets ratio Equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio Expressed as net debt in relation to equity, including minority interests.

Interest coverage ratio Calculated according to the net method where operating profit is divided by financial items.

Cash earnings Calculated as profit before tax, with a reversal of depreciation and impairment of tangible and intangible assets, share of profits of associates, and non-recurring items, reduced by tax payments.

Debt payment capacity Expressed as cash earnings in relation to average net debt.

Operating surplus Expressed as operating profit before depreciation/impairment of tangible and intangible assets and share of profits of associates.

Operating cash flow The sum of operating cash surplus and change in working capital, with deductions for current capital expenditures in property, plant and equipment and restructuring costs.

Cash flow from current operations Operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

Current capital expenditure Investments to maintain competitiveness, such as maintenance, rationalisation and replacement measures or investments of an environmental nature.

MARGINS, ETC.

Operating surplus margin Operating surplus as a percentage of net sales for the year.

Operating margin Operating profit as a percentage of net sales for the year.

Net margin Profit for the year as a percentage of net sales for the year.

Capital turnover Net sales for the year divided by average capital employed.

PROFITABILITY RATIOS

Return on capital employed Return on capital employed is calculated for the Group as operating profit as a percentage of average capital employed. Goodwill is excluded for the business areas.

Return on equity Return on equity is calculated for the Group as profit for the year as a percentage of average equity.

OTHER MEASUREMENTS

Value added per employee Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

[1)] Calculations of key ratios are mainly based on guidelines issued by the Swedish Society of Financial Analysts. Averages are calculated based on five metrics.

Glossary

AFH (Away-From-Home) Tissue sold to bulk consumers such as restaurants, hospitals, hotels, offices and industrial premises.

Coating A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

Consumer packaging Packaging sold together with its contents to the end-consumer.

Consumer tissue Includes napkins, paper handkerchiefs, toilet and kitchen paper.

Containerboard The collective name for liner and fluting.

Converting plant Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

Corrugated board Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant Produces corrugated board that is then converted into finished packaging.

CTMP (Chemical thermo mechanical pulp) A high-yield pulp produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

Fluting The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled paper.

FSC Forest Stewardship Council, an international organisation working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and that facilitate FSC labelling of wood products from FSC certified forests.

Liner The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fibre) and testliner (based on recovered fibre).

LWC paper Light Weight Coated paper is a coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding colour-printing requirements.

Market pulp Pulp that is dried and sold on the open market.

Mechanical pulp Debarked wood that is ground or chipped for mechanical refining to separate the fibres to form pulp.

M³s or m³sub Solid cubic metre under bark. Specifies the volume of timber excluding bark and tops. Used in felling and the timber trade.

M³fo Forest cubic metre Volume of timber including tops and bark, but excluding branches. Used to describe the forest portfolio of standing forest. Growth is also specified in forest cubic metres.

Newsprint Paper for newspapers produced from mechanical pulp based on fresh wood fibre or recovered fibre.

Personal care Here defined as incontinence care, baby diapers and feminine care.

Point-of-sale packaging Is used both to protect the goods and to promote the product in the store.

Productive forest land Land with a productive capacity that exceeds one cubic metre of forest per hectare annually.

Protective packaging Packaging that comprises material that protects the contents from vibrations, knocks or temperature fluctuations. The material ranges from foam plastics to corrugated board.

Recovered fibre Fibre based on recycled paper.

SC paper Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Solid-wood products Wood sawn into various dimensions/sizes: planks, joists, etc.

Super absorbents Collective name of a number of synthetic absorbent materials based on polymers. Important material in personal care products such as diapers and pads.

TCF pulp Pulp that is bleached without using chlorine in any form.

Transport packaging Mainly used when transporting goods from production to customer. The most commonly used material is corrugated board.

Wood fibre Wood fibre from felled trees (fresh wood fibre).

Annual General Meeting and Nomination Committee

The Annual General Meeting of Svenska Cellulosa Aktiebolaget SCA will be held on Thursday, 2 April 2009 at 3 p.m. in Aula Magna, Stockholm University, Frescati, Stockholm, Sweden. Registration for the Annual General Meeting begins at 1.30 p.m.

Directions from central Stockholm:

- Underground: "röda linjen" (the red line) towards Mörby Centrum, the "Universitetet" station.
- Bus 40, 540 or 670, bus stop "Universitetet."
- Parking is available by "Södra huset."
- Taxi drop off and collection point (Stockholm University No. 6) at Aula Magna's entrance on level two. The address is Frescativägen 6.

Notification

Shareholders who wish to attend the meeting must:

- be listed in the shareholders' register maintained by Euroclear Sweden AB (formerly VPC AB) as of Friday, 27 March 2009, and
- register to attend the Annual General Meeting not later than Friday, 27 March 2009.

Shareholders may register to attend in the following ways:

- by telephone: +46 8 788 51 39, on weekdays between 8 a.m. and 5 p.m.
- by fax: +46 8 788 53 32
- via the company website: www.sca.com
- by mail to Svenska Cellulosa Aktiebolaget SCA, Corporate Legal Affairs, P.O. Box 7827, SE-103 97 Stockholm, Sweden

To attend the Annual General Meeting, shareholders with custodian-registered shares must have such shares registered in their own names. Temporary registration of ownership, so-called voting rights registration, should be requested well in advance of Friday, 27 March 2009, from the bank or fund manager holding the shares.

Name, personal identity number/Corporate Registration Number, address, telephone number, and the names of any accompanying persons, should be stated when registering to attend. Shareholders represented by proxy should submit a proxy in the original to the company prior to the Annual General Meeting. Proxy forms are available upon request and on the company website www.sca.com. Anyone representing a legal entity must present a copy of the registration certificate, not older than one year, or equivalent authorisation document listing the authorised signatories.

Dividend

The Board of Directors proposes that a dividend of SEK 3.50 per share be paid and that the record date for the dividend shall be Tuesday, 7 April 2009. Payment through Euroclear Sweden AB is estimated to take place on Tuesday, 14 April 2009.

Nomination Committee

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Håkan Sandberg, Handelsbanken's Pensionsstiftelse, among others
- Anders Oscarsson, SEB Fonder
- Hans Sterte, Skandia Liv
- Helen Olausson, AB Skrindan, among others
- Sverker Martin-Löf, Chairman of the Board of SCA

The Nomination Committee's tasks include preparing the proposal for the election of members of the Board of Directors.

Detailed information concerning the Annual General Meeting can be found on the company website: www.sca.com

Financial information 2009–2010

Interim report (1 Jan–31 Mar 2009)
29 April 2009

Interim report (1 Jan–30 Jun 2009)
24 July 2009

Interim report (1 Jan–30 Sep 2009)
29 October 2009

Year-end report for 2009
29 January 2010

Annual Report for 2009
March 2010

Reports are published in Swedish and English and can be downloaded from SCA's website www.sca.com

Annual Reports can also be ordered from:

Svenska Cellulosa Aktiebolaget SCA
Corporate Communications
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46 8 788 51 00

The Annual Report is published in Swedish and English. In the event of differences between the English translation and the Swedish original, the Swedish Annual Report shall prevail.


Edet
rationel
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This annual report is produced by SCA in cooperation with Halvarsson & Halvarsson.
Photo: Juliana Yondt, Håkan Lindgren and Bengt Alm. Printing: Elanders in Falköping 2009.

SVENSKA CELLULOSA AKTIEBOLAGET SCA (PUBL)
PO Box 7827, SE-103 97 STOCKHOLM, Sweden. Visiting address: Stureplan 3
Tel +46 8 788 51 00, fax +46 8 660 74 30
Corp. Reg. No.: 556012-6293 www.sca.com

Operations

GHC, SCA TISSUE EUROPE AND SCA PERSONAL CARE EUROPE
München Airport Center (MAC)
Postfach 241540
DE-85336 MÜNCHEN-FLUGHAFEN
Germany
Visiting address:
Terminalstrasse Mitte 18
Tel +49 89 9 70 06-0
Fax +49 89 9 70 06-204

SCA PACKAGING EUROPE
Culliganlaan 1D
BE-1831 DIEGEM
Belgium
Tel +32 2 718 3711
Fax +32 2 715 4815

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Visiting address: Skepparplatsen 1
Tel +46 60 19 30 00, 19 40 00
Fax +46 60 19 33 21

SCA AMERICAS
Cira Centre
Suite 2600
2929 Arch Street
Philadelphia, PA 19104
US
Tel +1 610 499 3700
Fax +1 610 499 3402

SCA ASIA PACIFIC
1958 Chenhang Road
Pudong, Minhang District
SHANGHAI 201114
China
Tel +86 21 5433 5200
Fax +86 21 5433 2243



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